Annual Report
2024








ONE Gas

Kansas Gas Service | **Oklahoma Natural Gas** | **Texas Gas Service**

About Us

ONE Gas, Inc. is a 100% regulated natural gas utility and trades on the New York Stock Exchange under the symbol "OGS." ONE Gas is included in the S&P MidCap 400 Index and is one of the largest natural gas utilities in the United States.

We provide natural gas distribution services to approximately 2.3 million customers in Kansas, Oklahoma and Texas. We are headquartered in Tulsa, Oklahoma.



Our Mission
We deliver natural gas for a better tomorrow.

Core Values



SAFETY
We are committed to operating safely and in an environmentally responsible manner.



ETHICS
We are accountable to the highest ethical standards and are committed to compliance.



INCLUSION & DIVERSITY
We embrace an inclusive and diverse culture that encourages trust, respect and collaboration.



SERVICE
We provide exceptional service to our customers and support each other.



VALUE
We create value for all stakeholders; our customers, employees, investors and communities.



Our Divisions

Kansas Gas Service
71% market share,
the largest in Kansas

Oklahoma Natural Gas
89% market share,
the largest in Oklahoma

Texas Gas Service
13% market share,
the third largest in Texas





Kansas
Kansas City
Topeka
Wichita
Oklahoma
Tulsa
Oklahoma City
Texas
El Paso
Austin

2024 Highlights

$223 million
net income compared to $231 million in 2023



$762 million
in capital investments; over 70% for system integrity and reliability



463 miles
of distribution mains, service lines and transmission lines replaced



23,000
new customer connections



$3.3 million
contributed in ONE Gas Foundation grants and community giving



7th year
recognized by the American Gas Association for having the lowest incident rate for the number of days away from work, restricted or transferred (DART) — the most serious types of injuries



To Our Fellow Shareholders:

At ONE Gas, our mission is to deliver natural gas for a better tomorrow. This means providing affordable, reliable natural gas service for 2.3 million customers. Each day, 3,900 ONE Gas employees are committed to this mission because they understand natural gas is a crucial part of our nation's energy mix. By delivering natural gas to our customers, we contribute to a more sustainable and efficient energy system and provide a reliable energy source for future generations.

Our focused business strategy, which includes prudent financial planning and strategic investments, provides a pathway for strong financial performance and creates long-term value for our stakeholders. Our strong balance sheet, efficient operations and strategic capital investments position us well for future growth and value creation.

All along I-35 in our service territory — from Kansas City to Austin — we continue to benefit from population growth and economic development in a region where people value natural gas. Economic growth creates durable residential and commercial development and drives system expansion. Our company is well positioned to meet the continued demand created by our growing service territory.

In this year's report, we are pleased to highlight how our strategy has supported our growth and operational performance.

Safe Operations

Safety remains our primary focus — the integrity of our system and the protection of our co-workers, customers and the communities we serve. This commitment to safety ensures the well-being of our stakeholders and enhances the reliability and resilience of our operations, contributing to our strong performance and growth potential.

For the seventh consecutive year, in 2024, the American Gas Association recognized ONE Gas for having the lowest rate of significant injuries among our peers. Our record reflects our companywide focus on safety and the commitment of our co-workers to live out our Core Values every day.

In addition to our daily operations, safety is imperative during impactful weather events. In January 2024, winter storm Gerri brought extreme cold, dangerous ice and snow to our service territory. As with past winter storms, our system performed well without significant service disruptions, allowing our teams to provide reliable service to keep our customers safe and warm. This performance is a testament to the focus of our operations team and our investments in system reinforcements, additional storage capacity and the diversification of our gas supply portfolio, all of which enhance system reliability.



2024
Financial Performance at a Glance

In 2024, we continued transparent and consistent communication of the impacts that the macroeconomic environment had on our industry in the near term and our company's actions in response. We provided investors with a dividend that continued to grow but slowed the pace of that growth to improve the balance of cash generation and capital investment. We also took the opportunity to reopen our 2029 bonds in lieu of a new issuance, providing transactional efficiency and allowing us to reduce our planned equity issuances for the year. An increased focus on operational efficiency moderated the pace of operating expense increases from 7.7% in 2023 to 4.3% in 2024.

We are fortunate to have constructive regulatory environments for natural gas utilities in each of our three states. Since 2021, we have completed rate cases in all jurisdictions except Oklahoma, where we will file a full rate case in 2027 as required by tariff. This regulatory activity has allowed us to recover the increased costs incurred due to inflation. Our regulatory activity and de-risked financial plan allow us to rely more on interim mechanisms in our service territories, enabling us to recover our capital investments promptly and efficiently while maintaining a significant 3-to-1 cost advantage over our electric competition.

These actions, combined with operational execution, allowed us to meet the challenges of inflation and higher interest rates. In 2024, we once again delivered earnings and capital execution as projected in our guidance. The business performed well, with operating income for the 12-month 2024 period of $399 million, compared with $378 million in 2023. Net income for 2024 was $223 million, compared with $231 million in 2023, primarily due to higher interest expense in 2024 compared with 2023. In 2024, we reported diluted earnings per share of $3.91, exceeding our initial guidance of diluted earnings per share of $3.85.

Growth remains steady across all three states, driven by economic development and housing demand. We continue to see strong customer growth, adding more than 23,000 new connections in 2024. This is consistent with the healthy expansion we've experienced in our service territory over the past few years.

Our 2025 guidance adds to this momentum by increasing our level of self-funding and providing clarity over our long-term plan, which includes a compound annual net income growth rate of 7% to 9%. We also entered 2025 with an expanding inventory of future meter sets signaling strong growth in our customer base.



Capital Investments

Prudent investments underpin our strategic plan. In 2024, we invested $762 million in capital projects, primarily attributable to system integrity projects and service extension into new areas to support customer growth. We plan to maintain a similar level of investment in 2025, scaling upward in the coming years to meet the increasing demand from our customers and our growing service areas.

In 2024, we completed several large-scale projects to enhance the reliability and resiliency of our distribution network to meet customer needs. Our advanced planning and investment in mainline extensions provide flexibility as we serve new customers, both residential and commercial, in all three states.





Serving Customers

At ONE Gas, we recognize the importance of providing affordable energy solutions to our customers. Natural gas, one of the most affordable energy choices, is critical in meeting our customers' energy needs at a reasonable price. As previously referenced, in our service areas, natural gas maintains a sizable cost advantage over electricity, meaning families have more money to meet their everyday needs.

In addition to our traditional residential, commercial and industrial customer base, we also seek to serve customers looking for supplemental energy solutions. Our service area experiences a variety of weather patterns that can cause electric power outages. To support customers during power disruptions, we partner with local natural gas-powered generator companies to connect customers with a reliable and sustainable backup power source.

We also continue to support programs that assist customers who experience financial hardships. Last year, we connected our customers to $18 million in energy assistance, made more than 306,000 payment arrangements and helped more than 16,000 customers enroll in an average payment plan.



Delivering Foundational Energy

We are dedicated to sustainably providing natural gas, an essential resource. We've made steady progress since announcing our Scope 1 emissions reduction goal — a 55% reduction in emissions due to leaks from distribution pipelines by 2035, measured from a 2005 baseline. Our emissions reduction goal is driven primarily by our vintage pipeline replacement and protection program, reinforcing our Core Value of Safety. As of December 31, 2024, we have reduced our emissions by more than 50% even as we continue to grow, which keeps us on track to achieve our 2035 goal.

You can learn more about our sustainability milestones at **onegas.com**.



Engaged and High-performing Workforce

A high-performing workforce is the foundation of ONE Gas. Our dedicated team continues to build upon a longstanding culture of safety and service.

The 2024 Gallup survey scores reflect high engagement levels across ONE Gas. The overall employee engagement score increased for the eighth year, placing us in the top quartile of Gallup's Overall Company Database. Engaged employees are safer, have less turnover and are more productive.

We continue to streamline our processes and develop our workforce. We've done this by bringing field activities such as line locating in-house. This move has not only boosted our financial efficiency, compliance and execution but also reestablished important entry-level field positions, creating a meaningful workforce pipeline for the company. It's just one example of how we're navigating the current economic environment while building our capabilities for the future.





In Closing

Over the past several years, we have steadily grown the business, allowing us to complete key system integrity projects and meet growing customer demand in all three states. We've made operational adjustments that have helped us control expenses and increase efficiency. Our extensive system enhancement projects have improved system reliability and given us the flexibility to capture emerging opportunities across our service territory.

In closing, we thank our teams from across the company who make this level of performance possible as we execute our strategic plan and serve our customers with a focus on safety, reliability and affordability.

We are proud of our 2024 accomplishments and look enthusiastically ahead to 2025.

Thank you for your support and interest in ONE Gas.

John W. Gibson

Chairman
ONE Gas, Inc.

Robert S. McAnnally

President and CEO
ONE Gas, Inc.



Financial Overview

We reported 2024 net income of $223 million, or $3.91 per diluted share, compared with $231 million, or $4.14 per diluted share, in 2023; and 2024 capital expenditures and asset removal costs of $762 million, compared with $729 million in 2023. Our 2024 operating income increased $21 million compared with the prior year, which primarily reflects new rates and an increase in our average residential customer count in our service territories.

In 2025, our diluted earnings per share are expected to be within a range of $4.20 to $4.32. Our 2025 capital expenditures and asset removal costs are expected to be approximately $750 million.

In January 2025, the ONE Gas Board of Directors increased the quarterly dividend by 1 cent per share to 67 cents per share, effective for first-quarter 2025, resulting in an annualized dividend of $2.68 per share.

Our average annual dividend growth rate is expected to increase 1% to 2% through 2029 with a targeted dividend payout ratio of 55% to 65% of net income, all subject to board approval.

Highlights	2024	2023	2022
Total Revenues and Net Income			
Total Revenues (thousands)	$2,083,558*	$2,371,990	$2,578,005
Net Income (thousands)	$222,850	$231,232	$221,742
Earnings and Dividends			
Basic	$3.92	$4.16	$4.09
Diluted	$3.91	$4.14	$4.08
Dividends Per Share	$2.64	$2.60	$2.48
Volumes and Weather			
Total Volumes Delivered (Bcf)	364.2	384.5	401.3
Actual Heating Degree Days	7,991	8,800	10,350
Normal Heating Degree Days	9,728	9,772	9,832
Customers and Employees			
Average Number of Customers (thousands)	2,281	2,265	2,256
Employees	3,900**	3,900	3,800
Common Stock			
Market Value Per Share: Year-end Closing Price	$69.25	$63.72	$75.72
Average Shares of Common Stock, Outstanding (thousands):			
Basic	56,826	54,207	54,207
Diluted	57,033	55,860	53,674

Revenues for the year ended Dec. 31, 2024 include $44.4 million associated with KGSS-I, which is offset by $28.1 million in amortization and operating expense and $16.1 million in net interest expense.
***As of Feb. 1, 2025*

Board of Directors

The ONE Gas Board of Directors is responsible for oversight of the company's business and affairs, including the review and approval of the company's strategic and financial plan and the company's environmental, social and governance initiatives. For complete information on our corporate governance, including board committees and charters, visit **onegas.com**.



John W. Gibson
Retired Chairman and
Chief Executive Officer
*ONEOK and
ONEOK Partners GP, L.L.C.*



Sanjay D. Meshri
Chair
Meshri Holdings



Tracy E. Hart
President and Chief
Executive Officer
Tarlton Corporation



Pattye L. Moore
Business Strategy Consultant
Pattye Moore & Associates LLC



Deborah A.P. Hersman
Former Chair
*National Transportation
Safety Board*



Eduardo A. Rodriguez
President
*Strategic Communication
Consulting Group*



Michael G. Hutchinson
Retired Partner
Deloitte & Touche



Yves C. Siegel
Principal
Siegel Asset Management Partners



Robert S. McAnnally
President and Chief
Executive Officer
ONE Gas, Inc.

Executive Team | *As of April 1, 2025*

Robert S. McAnnally, 61
President and
Chief Executive Officer

Christopher P. Sighinolfi, 41
Senior Vice President and
Chief Financial Officer

Joseph L. McCormick, 65
Senior Vice President,
General Counsel and
Assistant Secretary

Curtis L. Dinan, 57
Senior Vice President and
Chief Operating Officer

Mark A. Bender, 60
Senior Vice President,
Administration and
Chief Information Officer

Angela E. Kouplen, 51
Senior Vice President and
Chief Human Resources Officer

W. Kent Shortridge, 58
Senior Vice President,
Operations and Customer Service

Julie A. White, 54
Vice President, Communications



Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024.
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____.
Commission file number   001-36108

ONE Gas, Inc.

(Exact name of registrant as specified in its charter)

Oklahoma	**46-3561936**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
15 East Fifth Street	
Tulsa, OK	**74103**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **(918) 947-7000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol**	**Name of exchange on which registered**
Common Stock, par value $0.01 per share	OGS	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.   Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the equity securities held by nonaffiliates based on the closing trade price of the registrant on June 30, 2024, was $3.5 billion.

On February 14, 2025, we had 59,877,552 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the definitive proxy statement to be delivered to shareholders in connection with the Annual Meeting of Shareholders to be held May 22, 2025, are incorporated by reference in Part III.

This page intentionally left blank.

ONE Gas, Inc.
TABLE OF CONTENTS

Part I.

Item 1.	Business	**7**
Item 1A.	Risk Factors	**13**
Item 1B.	Unresolved Staff Comments	**17**
Item 1C.	Cybersecurity	**17**
Item 2.	Properties	**19**
Item 3.	Legal Proceedings	**19**
Item 4.	Mine Safety Disclosures	**19**

Part II.

Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	**20**
Item 6.	[Reserved]	**21**
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	**21**
Item 7A.	Quantitative and Qualitative Disclosures about Market Risk	**34**
Item 8.	Financial Statements and Supplementary Data	**36**
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	**73**
Item 9A.	Controls and Procedures	**73**
Item 9B.	Other Information	**73**
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	**73**

Part III.

Item 10.	Directors, Executive Officers and Corporate Governance	**73**
Item 11.	Executive Compensation	**74**
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	**74**
Item 13.	Certain Relationships and Related Transactions, and Director Independence	**75**
Item 14.	Principal Accountant Fees and Services	**75**

Part IV.

Item 15.	Exhibits, Financial Statement Schedules	**76**
Item 16.	Form 10-K Summary	**81**
Signatures		**82**

As used in this Annual Report, references to "we," "our," "us" or the "Company" refer to ONE Gas, Inc., an Oklahoma corporation, and its predecessors and subsidiaries, unless the context indicates otherwise.

The statements in this Annual Report that are not historical information, including statements concerning plans and objectives of management for future operations, economic performance or related assumptions, are forward-looking statements. Forward-looking statements may include words such as "will," "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "should," "goal," "forecast," "guidance," "could," "may," "continue," "might," "potential," "scheduled," "likely" and other words and terms of similar meaning. Although we believe that our expectations regarding future events are based on reasonable assumptions, we can give no assurance that such expectations and assumptions will be achieved. Important factors that could cause actual results to differ materially from those in the forward-looking statements are described under Part I, Item 1A, Risk Factors, and Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operation, Forward-Looking Statements, in this Annual Report.

AVAILABLE INFORMATION

We make available, free of charge, on our website (www.onegas.com) our Annual Reports, Quarterly Reports, Current Reports on Form 8-K, amendments to those reports filed or furnished to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act and reports of holdings of our securities filed by our officers and directors under Section 16 of the Exchange Act. Such materials are available as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the SEC, which also makes these materials available on its website (www.sec.gov). Our Code of Business Conduct and Ethics, Corporate Governance Guidelines, Certificate of Incorporation, bylaws, the written charters of our Audit Committee, Executive Compensation Committee, and Corporate Governance Committee and our Sustainability Report are also available on our website, and copies of these documents are available upon request.

In addition to filings with the SEC and materials posted on our website, we also use social media platforms as channels of information distribution to reach investors and other stakeholders. Information contained on our website and posted on or disseminated through our social media accounts is not incorporated by reference into this report.

GLOSSARY - The abbreviations, acronyms and industry terminology used in this Annual Report are defined as follows:

AAO	Accounting Authority Order
ADIT	Accumulated deferred income taxes
AFUDC	Allowance for funds used during construction
AI	Artificial intelligence
Annual Report	Annual Report on Form 10-K for the year ended December 31, 2024
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
Bcf	Billion cubic feet
CAA	Federal Clean Air Act, as amended
CFTC	Commodities Futures Trading Commission
CNG	Compressed natural gas
Code	Internal Revenue Code of 1986, as amended
CODM	Chief operating decision maker
COSO	Committee of Sponsoring Organizations of the Treadway Commission
DART	Days Away, Restricted or Transferred Incident Rate; calculated by multiplying the total number of recordable injuries and illnesses, or one or more restricted days that resulted in an employee transferring to a different job within the company by 200,000, and then dividing that number by the total number of hours worked by all employees
DHS	United States Department of Homeland Security
DOT	United States Department of Transportation
Dth	Dekatherm
ECP	The ONE Gas, Inc. Amended and Restated Equity Compensation Plan (2018)
EDIT	Excess deferred income taxes resulting from a change in enacted tax rates
EPA	United States Environmental Protection Agency
EPS	Earnings per share
ER	Emissions Reduction; measured by the reduction of MTCO2e emissions through planned vintage main replacements and service line replacements.
ERT	Emergency Response Time; calculated as the time between the creation of an emergency order and the arrival of a first company responder to the scene expressed as the percentage of emergency orders with a response time of 30 minutes or less
ESPP	The ONE Gas, Inc. Amended and Restated Employee Stock Purchase Plan
Exchange Act	Securities Exchange Act of 1934, as amended
FASB	Financial Accounting Standards Board
FERC	Federal Energy Regulatory Commission
GAAP	Accounting principles generally accepted in the United States of America
GRIP	Gas Reliability Infrastructure Program
GSRS	Gas System Reliability Surcharge
HDD	Heating degree day is a measure designed to reflect the demand for energy needed for heating based on the extent to which the daily average temperature falls below a reference temperature for which no heating is required, usually 65 degrees Fahrenheit
IRS	United States Internal Revenue Service
IT	Information Technology
KCC	Kansas Corporation Commission
KDHE	Kansas Department of Health and Environment
KGSS-I	Kansas Gas Service Securitization I, L.L.C.
LDC	Local distribution company
MGP	Manufactured gas plant
Mcf	Thousand cubic feet
MMcf	Million cubic feet
Moody's	Moody's Investors Service, Inc.
MTCO2e	Metric ton of carbon dioxide equivalent
NYSE	New York Stock Exchange
OCC	Oklahoma Corporation Commission
ONE Gas	ONE Gas, Inc.

ONE Gas Credit Agreement	ONE Gas' $1.35 billion revolving credit agreement, as amended
OSHA	Occupational Safety and Health Administration
PBRC	Performance-Based Rate Change
PCAOB	Public Company Accounting Oversight Board
PHMSA	United States Department of Transportation Pipeline and Hazardous Materials Safety Administration
PIPES Act	Protecting Our Infrastructure of Pipelines and Enhancing Safety (PIPES) Act of 2020
PVIR	Preventable Vehicle Incident Rate; calculated by multiplying the number of total preventable vehicle incidents by 1,000,000 and then dividing that number by the total number of business use miles driven
Quarterly Report(s)	Quarterly Report(s) on Form 10-Q
RNG	Renewable natural gas
ROE	Return on equity calculated consistent with utility ratemaking principles in each jurisdiction in which we operate
RRC	Railroad Commission of Texas
S&P	Standard & Poor's Ratings Services
SEC	Securities and Exchange Commission
Securities Act	Securities Act of 1933, as amended
Securitized Utility Tariff Bonds	Series 2022-A Senior Secured Securitized Utility Tariff Bonds, Tranche A
Securitized Utility Tariff Property	Securitized Utility Tariff Property as defined in the financing order issued by the KCC in August 2022
Senior Notes	ONE Gas' registered unsecured notes consisting of $550 million of 5.10 percent senior notes due April 2029, $300 million of 2.00 percent senior notes due May 2030, $300 million of 4.25 percent senior notes due September 2032, $600 million of 4.658 percent senior notes due February 2044 and $400 million of 4.50 percent senior notes due November 2048
TCEQ	Texas Commission on Environmental Quality
TNG Corporation	Texas Natural Gas Securitization Finance Corporation
TRIR	Total Recordable Incident Rate; calculated by multiplying the number of recordable cases by 200,000, and then dividing that number by the number of hours worked by all employees
TSA	United States Department of Homeland Security's Transportation Security Administration
WNA	Weather normalization adjustment(s)
XBRL	eXtensible Business Reporting Language

PART I.

ITEM 1. **BUSINESS**

OUR BUSINESS

ONE Gas, Inc. is incorporated under the laws of the state of Oklahoma. Our common stock is listed on the NYSE under the trading symbol "OGS," and is included in the S&P MidCap 400 Index. We are a 100-percent regulated natural gas distribution utility, headquartered in Tulsa, Oklahoma, and one of the largest publicly traded natural gas utilities in the United States. We are the successor to the company founded in 1906 as Oklahoma Natural Gas Company, which became ONEOK, Inc. (NYSE: OKE) in 1980. On January 31, 2014, ONE Gas officially separated from ONEOK, Inc.

We provide natural gas distribution services to approximately 2.3 million customers and are the largest natural gas distributor in Oklahoma and Kansas and the third largest in Texas, in terms of customers. We primarily serve residential, commercial and transportation customers in all three states. Our largest natural gas distribution markets in terms of customers are Oklahoma City and Tulsa, Oklahoma; Kansas City, Wichita and Topeka, Kansas; and Austin and El Paso, Texas. Our three divisions, Oklahoma Natural Gas, Kansas Gas Service and Texas Gas Service, distribute natural gas to approximately 89 percent, 71 percent and 13 percent of the natural gas distribution customers in Oklahoma, Kansas and Texas, respectively.

OUR STRATEGY

Our mission is to deliver natural gas for a better tomorrow. Our business strategy is focused on:

- An Engaged and High-Performing Workforce - Our employees are the foundation of the Company. Our success begins with a values-driven culture built on our core values and a commitment to engaging people to do their best work in an inclusive environment. Every employee makes a difference and contributes to our success.

- Safe Operations - We are committed, first and foremost, to pursuing a zero-incident safety and 100-percent compliance culture. We deploy a variety of operational and damage prevention procedures and technologies to monitor, protect and maintain our natural gas distribution system. Our focus on safety also extends to protecting our information systems from cyber intrusions.

- Capital Investments - A significant portion of our capital spending is focused on the safety, integrity and reliability of our natural gas distribution system. We also make capital investments to meet growing customer demand, support economic development, and manage our technology needs.

- Serving Customers - We provide safe, reliable and affordable energy to meet our customers' evolving energy needs by effectively managing our resources and leveraging technology solutions to enhance operational efficiency.

- Delivering Foundational Energy - Our assets are essential to our customers and the integrated energy system. Natural gas availability and its applications as a foundational energy source play a crucial role in balancing a clean energy future by complementing renewables and other energy sources.

REGULATORY OVERVIEW

We are subject to regulation and oversight of the state and local regulatory authorities of the territories in which we operate. Rates and charges for natural gas distribution services are established by the OCC for Oklahoma Natural Gas and by the KCC for Kansas Gas Service. Rates and charges in the incorporated cities of our service areas in Texas are established by those cities, which have primary jurisdiction for their respective service areas. Rates and charges in the unincorporated areas of our service territory in Texas are established by the RRC. All appellate matters in Texas are subject to regulatory oversight by the RRC. These regulatory authorities have the responsibility of ensuring that the utilities under their jurisdiction provide safe and reliable service at a reasonable cost, while providing utilities the opportunity to earn a fair and reasonable return on their investments.

Generally, our rates and charges are established in rate case proceedings. Regulatory authorities may also approve mechanisms that allow for adjustments between rate cases for investments made or specific costs incurred. Due to the nature of the regulatory process, there is an inherent lag between the time that we make investments or incur additional costs and the setting of new rates and/or charges to recover those investments or costs. Additionally, we are not allowed recovery of certain costs we incur.

In each jurisdiction in which we operate, changes in customer usage are considered in the periodic redesign of our rates.

The following provides additional detail on the regulatory mechanisms in the jurisdictions we serve.

Oklahoma - Oklahoma Natural Gas currently operates under a PBRC mechanism, which provides for streamlined annual rate reviews between rate cases to adjust rates for incremental capital investment and changes in revenue and allowed expenses. Under this mechanism, we have an authorized ROE of 9.4 percent, with a 100 basis point dead-band of 8.9 to 9.9 percent. If our achieved ROE is below 8.9 percent, our base rates are increased upon OCC approval to an amount necessary to restore the ROE to 9.4 percent. If our achieved ROE exceeds 9.9 percent, the portion of the earnings that exceeds 9.9 percent is shared with our customers, who receive the benefit of 75 percent of those earnings. We retain the benefit of the remaining 25 percent. Oklahoma Natural Gas is required to make filings pursuant to the PBRC mechanism for the 12 months ended December 31 for each of the years 2021 through 2025. Oklahoma Natural Gas is also required to file a rate case on or before June 30, 2027, based on a test year ending December 31, 2026.

Kansas - Kansas Gas Service files periodic rate cases with the KCC. Between rate cases, Kansas Gas Service adjusts rates through provisions of the GSRS statute. The GSRS statute allows Kansas Gas Service to file for a rate adjustment providing a recovery of and return on qualifying infrastructure investments incurred between rate case filings, including safety-related investments to replace, upgrade or modernize obsolete facilities, as well as projects that enhance the integrity of pipeline system components or extend the useful life of such assets. Eligible investments also include expenditures for relocations and physical and cyber security. Filings cannot occur more often than once every 12 months and the rate adjustment cannot increase the monthly charge by more than $0.80 per residential customer per month compared with the most recent GSRS filing. Rate adjustments reflected in the GSRS surcharge may only be collected for 60 months before Kansas Gas Service is required to file a rate case or cease collection of the surcharge. A full rate case may be filed at shorter intervals if desired by either Kansas Gas Service or the KCC.

Texas - Texas Gas Service provides service to customers in various service areas. These service areas are further divided into incorporated cities and unincorporated areas. Periodic rate cases are filed with cities or the RRC. Between rate cases, Texas Gas Service can adjust rates through annual filings pursuant to the GRIP statute. In 2022, Texas Gas Service's customers were aggregated in three service areas.

Annual filings under the GRIP statute allow Texas Gas Service to recover depreciation, taxes, and a return on the annual net increase in investment for a service area. After the fifth anniversary of the effective date of the rate schedules from the first GRIP filing for a service area, Texas Gas Service is required to file a full rate case. A full rate case may be filed at shorter intervals if desired by either Texas Gas Service or the applicable regulator. In 2024, Texas Gas Service made annual GRIP filings for the incorporated cities and unincorporated areas in all its service areas.

Weather normalization - All of our service areas utilize weather normalization mechanisms. These mechanisms are designed to reduce the delivery charge component of customers' bills for the additional volumes used when actual HDDs exceed normalized HDDs and to increase the delivery charge component of customers' bills for the reduction in volumes used when actual HDDs are less than normal HDDs. Normal HDDs are established through rate proceedings in each of our jurisdictions.

The following tables provide additional detail on our rate structures and the regulatory mechanisms in each of our jurisdictions:

Division	Jurisdiction	Effective Date of Last Action[1]	Rate Base (millions)	Pre-Tax Rate of Return	Equity Ratio	ROE
Oklahoma Natural Gas [2]	Oklahoma	June 2024	$2,273	8.94%	59%	9.40%
Kansas Gas Service [3]	Kansas	November 2024	$1,412	8.97%	N/A	9.60%
Texas Gas Service [2]	Central-Gulf	December 2024	$811	9.09%	60%	9.70%
	West-North	July 2024	$703	8.91%	60%	9.60%
	Rio Grande Valley	September 2024	$206	8.95%	59%	9.70%

Division	Jurisdiction	Interim Rate Adjustment Mechanism	Interim Capital Recovery	WNA	WNA Effective Dates	Energy Efficiency / Conservation Program
Oklahoma Natural Gas	Oklahoma	PBRC	Yes	Yes	November - April	Yes
Kansas Gas Service [3]	Kansas	GSRS	Yes	Yes	January - December	No
Texas Gas Service	Central-Gulf	GRIP	Yes	Yes	September - May	Yes
	West-North	GRIP	Yes	Yes	September - May	No
	Rio Grande Valley	GRIP	Yes	Yes	September - May	Yes

Division	Jurisdiction	Purchased Gas Adjustment[4]	Bad Debt Recovery[5]	Expense Trackers[6]
Oklahoma Natural Gas	Oklahoma	Yes	Yes	N/A
Kansas Gas Service [3]	Kansas	Yes	Yes	Yes
Texas Gas Service	Central-Gulf	Yes	Yes	Yes
	West-North	Yes	Yes	Yes
	Rio Grande Valley	Yes	Yes	Yes

(1) Effective date of last approved rate case or interim filing.

(2) The rate base, authorized ROE, authorized debt/equity ratio and authorized return on equity presented in this table are those from the most recent approved regulatory filing for Oklahoma Natural Gas and Texas Gas Service.

(3) Kansas Gas Service's most recent rate case, approved in November 2024, settled without a determination of rate base, ROE, authorized debt/equity ratio and authorized return on equity. This reflects Kansas Gas Service's estimate of rate base from that rate case adjusted for approved GSRS filings and of the ROE embedded in the pre-tax carrying charge utilized in its GSRS filing.

(4) Our purchased gas adjustment mechanisms allow recovery of expenses the Company incurs to purchase, transport, and store natural gas for our customers. These costs are passed on to customers without markup.

(5) We recover the gas cost portion of bad debts through our various purchased gas adjustment mechanisms.

(6) Expense trackers include pension and other postemployment benefits costs for Kansas Gas Service and Texas Gas Service, ad-valorem taxes in Kansas and pipeline integrity testing expenses in Texas.

Our natural gas sales include fixed and variable charges related to the delivery of natural gas and gas costs that are passed through to our customers in accordance with our cost of natural gas regulatory mechanisms. Fixed charges reflect the portion of our natural gas sales attributable to the monthly fixed customer charge component of our rates, which does not fluctuate based on customer usage in each period. Variable charges reflect the portion of our natural gas sales that fluctuate with the volumes delivered and billed and the effects of weather normalization.

For the year ended December 31, 2024, approximately 90 percent, 56 percent, and 70 percent of our revenues from sales customers, excluding the cost of natural gas, were recovered from fixed charges for Oklahoma Natural Gas, Kansas Gas Service, and Texas Gas Service, respectively.

MARKET CONDITIONS AND SEASONALITY

Supply - We purchased 149 Bcf and 160 Bcf of natural gas supply in 2024 and 2023, respectively. Our natural gas supply portfolio consists of contracts with varying terms from a diverse group of suppliers. We award these contracts through competitive-bidding processes to ensure reliable and competitively priced natural gas supply. We acquire our natural gas supply from natural gas processors, marketers and producers.

An objective of our supply-sourcing strategy is to provide value to our customers through reliable, competitively priced and flexible natural gas supply and transportation from multiple production areas and suppliers. This strategy is designed to mitigate the impact on our supply from physical interruptions, financial difficulties of a single supplier, natural disasters and other unforeseen force majeure events, as well as to ensure that adequate supply is available to meet the variations of customer demand.

We do not anticipate problems with securing natural gas supply to satisfy customer demand; however, if supply shortages were to occur, we have curtailment provisions in our tariffs that allow us to reduce or discontinue natural gas service to large industrial users and to request that residential and commercial customers reduce their natural gas requirements to an amount essential for public health and safety. In addition, during times of critical supply disruptions, curtailments of deliveries to customers with firm contracts may be made in accordance with guidelines established by appropriate federal, state and local regulatory agencies.

Natural gas supply requirements for our sales customers are impacted by weather and economic conditions. Our customers' usage may also change in response to a variety of factors, including:

- the occurrence of a significant disruption in natural gas supplies, either by itself, or accompanied by higher or lower natural gas prices;
- the availability of more energy-efficient construction methods or home improvements such as installation or replacement of insulated doors and windows, additional or energy efficient insulation and installation or replacement of existing appliances with more efficient appliances; and
- fuel switching from natural gas to other energy alternatives.

In managing our natural gas supply portfolios, we partially mitigate price volatility for our customers using a combination of natural gas in storage, fixed-price natural gas contracts, and financial derivatives. We have natural gas financial hedging programs that have been authorized by the OCC, KCC and certain jurisdictions in Texas. We do not utilize financial derivatives for speculative purposes, nor do we have trading operations associated with our business.

As of December 31, 2024, we had 60.8 Bcf of natural gas storage capacity under contract with remaining terms ranging from one to ten years and maximum allowable daily withdrawal capacity of approximately 1.8 Bcf. This storage capacity allows us to purchase natural gas during the off-peak season and store it for use in the winter periods. This storage is also needed to support the reliability of gas deliveries during peak demands for natural gas. Approximately 34 percent of our winter natural gas supply needs for our sales customers is expected to be supplied from storage.

Demand - See discussions below under Seasonality, Competition and CNG for factors affecting demand for our services.

Seasonality - Natural gas sales to residential and commercial customers are seasonal, as a substantial portion of their natural gas requirements are for heating. Accordingly, the volume of natural gas sales is normally higher during the months of November through March than in other months of the year. The impact on our natural gas sales resulting from weather temperatures that are above or below normal is offset partially through our WNA mechanisms. See the tables above under Regulatory Overview for additional information.

Competition - We encounter competition based on customers' preference for natural gas, compared with other energy alternatives and their comparative prices. We compete primarily to supply energy for space and water heating, cooking and clothes drying. Significant energy usage competition occurs between natural gas and electricity in the residential and small commercial markets. Customers and builders typically make the decision on the type of equipment, and therefore the energy source, at initial installation, generally locking in the chosen energy source for the life of the equipment. Changes in the competitive position of natural gas relative to electricity and other energy alternatives have the potential to cause a decline in consumption of natural gas or in the number of natural gas customers. In Texas, we are also subject to competition from other local distribution companies.

We are subject to competition from other pipelines for our large industrial and commercial customers. Under our transportation tariffs, qualifying industrial and commercial customers are able to purchase their natural gas supply from the provider of their choice and contract with us to transport it for a fee. A portion of the transportation services that we provide are at negotiated rates that are below the maximum approved transportation tariff rates. Reduced-rate transportation service may be negotiated when a competitive pipeline is in close proximity or another viable energy option is available to the customer.

CNG - In meeting demand for CNG for motor vehicle transportation, particularly from fleet operators who value its lower greenhouse gas emissions and operating fuel costs relative to gasoline- or diesel-powered vehicles, we supply natural gas to

CNG fueling stations. We deploy capital to connect our system to CNG stations built and operated by third parties. As of December 31, 2024, we supply 164 fueling stations, 37 of which we operate in conjunction with our own fleets. Of the 127 remaining stations, 55 are retail and 72 are private stations. We transported approximately 2.6 million and 2.8 million Dth to CNG stations in 2024 and 2023, respectively.

Alternative Fuels – RNG and hydrogen technologies offer potential opportunities to secure new gas supply sources that could be transported through our pipelines. Our evaluation of these technologies and opportunities includes: (1) establishing interconnection guidelines for delivery of alternative fuels to our system, (2) working directly with developers and end-use customers to identify potential alternative fuel supply projects, (3) analyzing pipeline system integrity and gas supply implications, including sourcing opportunities, related to hydrogen use in our system, (4) partnering with industry groups to identify opportunities for hydrogen blending and utilization, and (5) evaluating the opportunity to reduce greenhouse gas emissions through the use of alternative fuels. See additional information regarding RNG in the "Regulatory Activities" section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

ENVIRONMENTAL AND SAFETY MATTERS

See Note 15 of the Notes to Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations in this Annual Report for information regarding environmental and safety matters.

HUMAN CAPITAL

We intentionally cultivate an inclusive culture that values diverse perspectives. This approach fosters an engaged, high-performing workforce and creates an environment that attracts top talent.

Employment - We employed approximately 3,900 people on February 1, 2025, including approximately 700 people at Kansas Gas Service who are subject to collective bargaining agreements. The following table sets forth our contracts with collective bargaining units at February 1, 2025:

Union	Approximate Employees	Contract Expires
The United Steelworkers	400	May 31, 2025
International Brotherhood of Electrical Workers	300	June 30, 2027

We recognize that employees are a key stakeholder group for the success of our business. Therefore, we perform an annual survey to monitor and assess employee engagement.

Workplace Health and Safety - Safety is our number one core value. We are committed to pursuing a zero-incident safety culture, which can reduce risk, enhance productivity and build a strong reputation in the communities in which we operate. Our success is reliant on training and development, performance management and shared responsibility that focuses on engagement and ensures our employees know what is expected to keep themselves, their co-workers, our customers and communities safe. We have implemented and track operational safety measures focused on the importance of personal injury prevention, reducing the severity of injuries, safe driving, and public safety. The following table sets forth our performance for the periods indicated:

	Years Ended December 31,		
Operational measures focused on safety	**2024**	**2023**	**2022**
TRIR	**1.33**	1.09	1.37
DART	**0.15**	0.16	0.22
PVIR	**1.56**	1.82	1.84
ERT	**65.6%**	64.8%	62.7%

TRIR, DART and PVIR are personal safety metrics tracked by the American Gas Association. We regularly rank in the top quartile for similar-sized LDCs for these metrics.

We are committed to a supportive culture of physical, financial, emotional and social wellness for employees. We provide health and wellness programs to support and inspire our employees to make healthy personal and professional lifestyle choices.

<u>Inclusion and Diversity</u> - Our core values include inclusion and diversity, and we believe in creating equal opportunities to recognize the value and voice of every employee.

We have an Inclusion and Diversity Council, which is chaired by our Chief Executive Officer, that includes both permanent members and rotating members from various functional areas, backgrounds and experiences. The Inclusion and Diversity Council provides governance and guidance for sharing our vision of an inclusive and diverse workforce. In addition, we have employee-led resource groups, which are open to all employees, to provide community and support to our employees.

The Company is committed to providing equal opportunity to all employees and applicants and proactively reviews its policies and programs for compliance with all applicable laws, regulations and executive orders. None of the Company's Inclusion and Diversity efforts include quotas or preferences based upon an individual's membership in a particular constituency, and participation in all Inclusion and Diversity activities is voluntary and open to all employees.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

All executive officers are elected annually by our Board of Directors and each serves until such person resigns, is removed or is otherwise disqualified to serve or until such officer's successor is duly elected. Our executive officers listed below include the officers who have been designated by our Board of Directors as our Section 16 officers.

Name	Age*		Business Experience in Past Five Years
Robert S. McAnnally	61	2021 to present	President, Chief Executive Officer and Director
		2020 to 2021	Senior Vice President and Chief Operating Officer
		2015 to 2020	Senior Vice President, Operations
Christopher P. Sighinolfi	41	2024 to present	Senior Vice President and Chief Financial Officer
		2022 to 2024	Vice President, Corporate Development and Investor Relations
		2021 to 2022	Vice President, Corporate Development
		2016 to 2020	Managing Director, Jefferies Financial Group, Inc.
Curtis L. Dinan	57	2021 to present	Senior Vice President and Chief Operating Officer
		2020 to 2021	Senior Vice President and Chief Commercial Officer
		2019 to 2020	Senior Vice President, Commercial
Joseph L. McCormick	65	2014 to present	Senior Vice President, General Counsel and Assistant Secretary
Mark A. Bender	60	2015 to present	Senior Vice President, Administration and Chief Information Officer
Angela E. Kouplen	50	2023 to present	Senior Vice President and Chief Human Resources Officer
		2022 to 2023	Vice President of Administration and Chief Information Officer, the University of Tulsa
		2021 to 2022	Vice President and Chief Information Officer, the University of Tulsa
		2016 to 2021	Senior Vice President of Administration and Chief Information Officer, WPX Energy
W. Kent Shortridge	58	2022 to present	Senior Vice President, Operations and Customer Service
		2018 to 2022	Managing Vice President, Operations
Brian F. Brumfield	57	2022 to present	Vice President, Chief Accounting Officer and Controller
		2017 to 2022	Controller, Tucson Electric Power/UNS Energy

* As of January 1, 2025

No family relationship exists between any of the executive officers, nor is there any arrangement or understanding between any executive officer and any other person pursuant to which the officer was selected.

ITEM 1A.   RISK FACTORS

Our investors should consider the following risks that could affect us and our business. Although we believe we have discussed the key factors, our investors need to be aware that other risks may prove to be important in the future. New risks may emerge at any time, and we cannot predict such risks or estimate the extent to which they may affect our financial performance. Investors should carefully consider the following discussion of risks and the other information included or incorporated by reference in this Annual Report, including Forward-Looking Statements, which are included in Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

OPERATIONAL RISKS

Our business is subject to operational hazards and unforeseen interruptions that could materially and adversely affect our business and for which we may not be insured adequately.

We are subject to all the risks and hazards typically associated with the natural gas distribution business that could affect the public safety as well as the reliability of our distribution system. Operating risks include, but are not limited to, leaks, accidents, pipeline ruptures and the breakdown or failure of equipment or processes. Other operational hazards and unforeseen interruptions include adverse weather conditions, third-party damage to our system, accidents, explosions, fires, the collision of equipment or vehicles with our pipeline facilities and catastrophic events, such as severe weather events, hurricanes, thunderstorms, tornadoes, wildfires, sustained extreme temperatures, earthquakes, floods, acts of terrorism, pandemics and other health crises, or other similar events beyond our control. Climate change could cause these catastrophic events to become more severe or more frequent. It is also possible that our facilities, or those of our counterparties or service providers, could be direct targets or indirect casualties of an act of terrorism, including cyber-attacks. These issues could result in legal liability, repair and remediation costs, increased operating costs, significantly increased capital expenditures, regulatory fines and penalties and other costs and diminish customer confidence.

Our general liability, cyber, and property insurance policies for many of these hazards and risks are subject to certain limits, deductibles, and policy exclusions. The insurance proceeds received for any loss of, or any damage to, any of our systems or facilities or to third parties may not be sufficient to restore the total loss or damage. Further, the proceeds of any such insurance may not be received in a timely manner. The occurrence of any of the foregoing could have a material adverse effect on our financial condition, results of operations and cash flows.

We may be unable to attract and retain management and professional and technical employees, or we may experience workforce disruptions due to strikes or work stoppages by our unionized employees, which could adversely impact our operations, earnings, and cash flows.

Our ability to implement our business strategy, satisfy our regulatory requirements, and serve our customers is dependent upon our ability to continue to recruit and employ a skilled, agile, diverse, and engaged workforce consisting of talented and experienced managers, professional and technical employees. The competition for talent has become increasingly intense and we may experience increased employee turnover due to a tight labor market. If we are unable to recruit and retain an appropriately qualified workforce, we could encounter operating challenges primarily due to a loss of institutional knowledge and expertise, errors due to inexperience, or the lengthy time period typically required to adequately train replacement personnel. In addition, higher costs could result from loss of productivity, increased safety compliance issues, or cost of contract labor. Additionally, approximately 18 percent of our employees are represented by collective-bargaining units under collective-bargaining agreements. Disputes over the agreements or failure to timely and effectively renegotiate new agreements upon their expiration could have a negative effect on our business, financial condition and results of operations or result in a work stoppage. Any future work stoppage could, depending on the breadth and the length of the work stoppage, have a material adverse effect on our financial condition, results of operations and cash flows.

The availability of adequate natural gas pipeline transportation and storage capacity and natural gas supply may decrease and impair our ability to meet customers' natural gas requirements and our financial condition may be adversely affected.

In order to meet customers' natural gas demands, we rely on and must obtain sufficient natural gas supplies, pipeline transportation and storage capacity from third parties. If we are unable to obtain these, our ability to meet our customers' natural gas requirements could be impaired. If a substantial disruption to or reduction in natural gas supply, pipeline capacity or storage capacity occurred due to operational failures or disruptions, legislative or regulatory actions, hurricanes, tornadoes, wildfires, floods, earthquakes, extreme cold weather, acts of terrorism, or cyber-attacks or acts of war, our operations or financial results could be adversely affected.

Our business increasingly relies on technology, the failure of which may adversely affect our financial results and cash flows.

Due to technological advances, we have become more reliant on technology to effectively operate our business. We use computer programs and applications to help run our business, including an enterprise resource planning system that integrates data and reporting activities across the Company. Additionally, certain portions of our IT systems and infrastructure are provided or maintained by third-party vendors. The failure of these or other similarly important technologies, the lack of alternative technologies, or our inability to have these technologies supported, updated, expanded, or integrated into other technologies, could hinder our operations, and adversely impact our financial condition and results of operations.

The occurrence of cyber breaches or physical security attacks on our business, or those of third parties, may disrupt or adversely affect our operations or result in the loss or misuse of confidential and proprietary information.

While our Company employs a comprehensive cybersecurity program, with robust technical defenses and implemented policies, procedures, and controls, aimed at protecting our information technology, operational technology, and data systems from acts of terrorism, cyber-attacks and security breaches, our program cannot guarantee the prevention nor mitigation of all incidents. Any cyber breaches or physical security attacks, or threats of such attacks, that affect our IT systems, distribution facilities, customers, suppliers and third-party service providers or any financial data could disrupt normal business operations, expose sensitive information, and/or lead to physical damages that may have a material adverse effect on our business. A severe attack or security breach could adversely affect our business reputation, diminish customer confidence, disrupt operations, subject us to financial liability or increased regulation, increase our costs and expose us to material legal claims and liability which may not be fully covered by insurance, and our business, financial condition, results of operations and cash flows could be adversely affected. As cyber or physical security attacks become more frequent and sophisticated, we could be required to incur increased costs to strengthen our systems or to obtain additional insurance coverage against potential losses. Federal and state regulatory agencies, such as DHS and TSA, are increasingly focused on risks related to physical security and cybersecurity in general and have promulgated more stringent security regulations specifically for certain federal contractors and critical infrastructure sectors, including natural gas distribution. Any failure to comply with such government regulations may have a material adverse effect on our results of operations and financial condition. Despite Company policy restrictions on AI, whitelisting of sites, and contractual limitations on vendors' use of AI, there is also a risk of inadvertent sharing of confidential or proprietary data through the inappropriate use of open AI tools.

We are subject to various risks associated with climate change which could increase our operating costs or restrict our opportunities in new or existing markets, adversely affecting our financial results, growth, cash flows and results of operations.

Climate change may increase the likelihood of extreme weather in our service territory, and our customers' energy use could increase or decrease depending on the duration and magnitude of any changes. Climate change could also result in shifts in the population of our service areas. A decrease in energy use or fewer customers in our service areas due to weather changes may affect our financial condition through decreased revenues and cash flows which are not adequately offset by our WNA mechanisms. Extreme weather conditions in general require increased system resiliency, adding to costs, and can contribute to increased system stresses, including service interruptions. Weather conditions outside of our operating territory could also have an impact on our revenues and cash flows by affecting natural gas prices and the availability of our leased transportation and storage capacity. Weather impacts our operations primarily through severe weather events, including hurricanes, thunderstorms, tornadoes, wildfires, sustained extreme temperatures, snow and ice storms, earthquakes, floods, or other similar events beyond our control. To the extent the frequency of extreme weather events increases, our costs of providing service and our working capital requirements could increase.

REGULATORY AND LEGISLATIVE RISKS

We are subject to federal, state, and local regulation of the safety of our systems and operations, including pipeline safety, system integrity, and the safety of our employees and facilities that may require significant expenditures or, in the case of noncompliance, substantial fines or penalties.

We are subject to regulation under federal pipeline safety statutes promulgated by PHMSA, DOT, OSHA, and any analogous state regulations. These include safety requirements for the design, construction, operation, and maintenance of pipelines, including transmission and distribution pipelines. Additionally, the workplaces associated with our facilities are subject to the requirements of DOT and OSHA, and comparable state statutes that regulate the protection of the health and safety of workers. Compliance with existing or new laws and regulations may result in increased capital, operating and other costs which may not be recoverable in rates from our customers or may impact materially our competitive position relative to other energy providers. The failure to comply with these laws, regulations and other requirements, or an accident or injury to employees could expose

us to civil or criminal liability, enforcement actions, fines, penalties, or injunctive measures that may not be recoverable through our rates and could have a material adverse effect on our business, financial condition, results of operations, cash flows, and reputation.

There is additional uncertainty regarding current and future regulatory interpretations as a result of the United States Supreme Court's decision in June 2024 to overturn the "Chevron Doctrine," pursuant to which courts generally deferred to agencies' interpretation of regulations in litigation against those agencies.

We are subject to federal, state, and local laws, rules and regulations that could impact our ability to earn a reasonable rate of return on our invested capital and to fully recover our invested capital, operating costs, and natural gas costs.

We are subject to regulatory oversight from various federal, state, and local regulatory authorities, including the OCC, KCC, RRC and various municipalities in Texas. Regulatory actions from these authorities relate to allowed rates of return, rate design and construct, and purchased gas and operating cost recovery. Therefore, our returns are continuously monitored and are subject to challenge for their reasonableness by regulatory authorities or third-party intervenors. Our ability to obtain timely future rate increases depends on regulatory discretion and therefore, there can be no assurance that we will be able to obtain rate increases, fully recover our costs or that our authorized rates of return will continue at the current levels, which could adversely impact our results of operations, financial condition, and cash flows.

In the normal course of business, assets are placed in service before regulatory action is taken, such as filing a rate case or seeking interim recovery under a capital tracking mechanism that could result in an adjustment of our returns. Once we make a regulatory filing, regulatory bodies have the authority to suspend implementation of the new rates while evaluating the filing. Because of this process, we may suffer the negative financial effects of having placed assets in service that do not initially earn our authorized rate of return or may not be allowed recovery on such expenditures at all.

We are subject to environmental regulations and legislation, including those intended to address climate change, which could increase our operating costs, adversely affecting our financial results, growth, cash flows and results of operations.

We are subject to laws, regulations and other legal requirements enacted or adopted by federal, state and local governmental authorities, including the EPA and any analogous state agencies, relating to protection of the environment, including those that govern discharges of substances into the air and water, the management and disposal of hazardous substances and waste, the clean-up of contaminated sites, groundwater quality and availability, plant and wildlife protection, as well as work practices related to employee health and safety. Environmental legislation also requires that our facilities, sites, and other properties associated with our operations be operated, maintained, abandoned, and reclaimed to the satisfaction of applicable regulatory authorities. The failure to comply with any laws, regulations, permits and other requirements, or the discovery of presently unknown environmental conditions, could expose us to civil or criminal liability, enforcement actions and regulatory fines and penalties and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

International, federal, regional and/or state legislative and/or regulatory initiatives may attempt to regulate greenhouse gas emissions, including carbon dioxide and methane, as a response to the threat of climate change. Various states and municipalities have adopted or are considering adopting legislation, regulations or other regulatory initiatives that are focused on areas such as greenhouse gas cap and trade programs, carbon taxes, reporting and tracking programs, and restrictions on emissions. Such laws or regulations could impose costs tied to carbon emissions, operational requirements or restrictions, or additional charges to fund energy efficiency activities. They could also incentivize alternative energy sources, impose costs or restrictions on end users of natural gas, or result in other costs or requirements, such as costs associated with the adoption of new infrastructure and technology to respond to new mandates.

We are subject to federal, state, and local laws, rules and regulations that could affect our operations and financial results.

Our business and operations are subject to regulation by a number of federal agencies, including but not limited to, FERC, CFTC, IRS, DOT, PHMSA and various state agencies in Oklahoma, Kansas, and Texas, and we are subject to numerous other federal and state laws and regulations. Future changes to laws, regulations and policies may impair our ability to compete for business or recover costs and could adversely affect our cash flows, restrict our ability to make capital investments and may cause us to increase debt and take other actions to conserve cash. Any compliance failure related to these laws and regulations may result in fines, penalties or injunctive measures affecting our operating assets. The fines or penalties for noncompliance with laws and regulations may not be recoverable through our rates. Our failure to comply with applicable regulations could result in fines, penalties and a material adverse effect on our business, financial condition, results of operations and cash flows.

FINANCIAL, ECONOMIC AND MARKET RISKS

Unfavorable economic and market conditions could adversely affect our financial condition, earnings, cash flows and limit our future growth.

Weakening economic activity in our markets, caused by factors such as inflation and high interest rates, and supply chain disruptions could result in a loss of existing customers, fewer new customers, especially in newly constructed homes and other buildings, or a decline in energy consumption, any of which could adversely affect our revenues or restrict our future growth. These conditions may make it more difficult for customers to pay their natural gas bills, leading to slow collections and higher-than-normal levels of accounts receivable, which in turn could increase our financing requirements and bad debt expense. Customers may also experience difficulties paying their natural gas bills in the instance of severe weather events that result in higher usage and higher natural gas prices, reducing our collections and increasing our financing requirements and bad debt expense, which could have a material adverse effect on our business, contracts, financial condition, operating results, cash flow, liquidity, and prospects.

Changes in supply and demand within the natural gas markets, as well as other factors, could cause an increase in the price of natural gas. Market conditions can also lead to short-term price spikes in natural gas prices, such as high demand during periods of extreme cold weather or system constraints at specific delivery locations. An increase in the price of natural gas could cause us to experience a significant increase in short-term or long-term debt because we must pay suppliers for natural gas when purchased.

We cannot predict the timing, severity, or duration of any future economic slowdowns or natural gas market disruptions. Fluctuations and uncertainties in the economy may result in higher interest rates and inflationary pressures on the costs of goods, services, and labor. This could increase our expenses and capital spending and decrease our cash flows if we are not able to recover or recover timely such increased costs from our customers. The foregoing could adversely affect our business, financial condition, results of operations and cash flows.

Our business activities are concentrated in three states.

We provide natural gas distribution services to customers in Oklahoma, Kansas, and Texas. Changes in the populations, regional economies, politics, regulations, regulatory decisions by state and local regulatory authorities, and weather patterns of these states could adversely impact our financial condition, results of operations and cash flows.

The inability to access capital or significant increases in the cost of capital could adversely affect our results of operations, cash flows and financial condition.

Our ability to obtain adequate and cost-effective financing is dependent upon the liquidity of the financial markets, as well as our financial condition and credit ratings. Our long-term debt is currently rated as "investment grade" by both of our rating agencies. We rely upon access to both the short-term and long-term credit and capital markets to satisfy our liquidity requirements. If adverse credit conditions or a downgrade in our ratings outlook were to cause a significant limitation on our access to the private credit and public capital markets, we could see a reduction in our liquidity. A significant reduction in our liquidity could in turn trigger a negative change in our ratings outlook or a reduction in our credit ratings by one or both of our rating agencies. Such a downgrade could further limit our access to private credit and/or public capital markets and increase our costs of borrowing. Additionally, the inability to access adequate capital or an increase in the cost of capital may require us to conserve cash, prevent or delay us from making capital expenditures, and require us to reduce or eliminate our dividend or other discretionary uses of cash.

Our financing arrangements subject us to various restrictions that could limit our operating flexibility, earnings, and cash flows.

The indentures governing our Senior Notes and our ONE Gas Credit Agreement contain customary covenants that restrict our ability to create or permit certain liens, to consolidate or merge, or to convey, transfer or lease substantially all of our properties and assets. Events beyond our control could impair our ability to satisfy these requirements. As long as our indebtedness remains outstanding, these restrictive covenants could impair our ability to expand or pursue our growth strategy.

Table of Contents

In addition, the breach of any covenants or any payment obligations in any of these debt agreements will result in an event of default under the applicable debt instrument. If an event of default were to occur, the holders of the defaulted debt may have the ability to cause all amounts outstanding with respect to that debt to be due and payable, subject to applicable grace periods. This could trigger cross-defaults under our other debt agreements, including our Senior Notes. Forced repayment of some or all of our indebtedness could require us to incur new debt at a higher cost, which would have an adverse impact on our financial condition, results of operations and cash flows.

We may pursue acquisitions, divestitures, and other strategic opportunities which, if not successful, may adversely impact our results of operations, cash flows and financial condition.

As part of our strategic objectives, we may pursue acquisitions to complement or expand our business, as well as divestitures and other strategic opportunities. We may not be able to successfully negotiate, finance or receive regulatory approval for future acquisitions or integrate the acquired businesses with our existing business and services. These efforts may also distract our management and employees from day-to-day operations and require substantial commitments of time and resources. Future acquisitions could result in potentially dilutive issuances of equity securities, a decrease in our liquidity as a result of our using a significant portion of our available cash or borrowing capacity to finance the acquisition, the incurrence of debt, contingent liabilities and amortization expenses and substantial goodwill. The effects of these strategic decisions may have long-term implications that are not likely to be known to us in the short-term. We may be materially and adversely affected if we are unable to successfully integrate businesses that we acquire.

ITEM 1B.   **UNRESOLVED STAFF COMMENTS**

None.

ITEM 1C.   **CYBERSECURITY**

We commit significant resources to protecting and continuing to improve the security of our computer systems, software, networks, and other information or operations technology assets. Our cybersecurity efforts are designed to preserve the confidentiality, integrity, and continued availability of all information owned by, or in the care of, the Company and protect against, among other things, cybersecurity attacks by unauthorized parties attempting to obtain access to confidential information, destroy data, disrupt or degrade service, sabotage systems, or otherwise cause damage.

Governance

Our Board of Directors considers cybersecurity risk one of the significant risks to our business. As such, the Board of Directors has retained responsibility for overseeing policies and procedures related to cybersecurity and data privacy matters. The Board of Directors routinely evaluates our cybersecurity strategy to review its effectiveness. Management provides reports to the Board of Directors regarding cybersecurity and other information and operations technology risks.

The Company established a governance committee to provide governance and oversight of security and compliance related activities for physical security and IT in support of their effective and efficient management of risks, strategies, and operational imperatives for the Company. The committee is chaired by our Senior Vice President and Chief Information Officer and the membership includes a cross-functional team of executives from IT/cybersecurity, operations, human resources, customer service, commercial, risk and insurance, finance, and the legal department. The committee is structured to cultivate collaboration across the enterprise and to align and prioritize resources with our strategic plan.

Risk Management and Strategy

The cybersecurity function is centralized under the Senior Vice President and Chief Information Officer, who has over three decades of experience in information technology. The cybersecurity function is comprised of a dedicated team of professionals who work continuously to monitor risks relating to cybersecurity resilience strategy, policy, standards, architecture, and processes. We identify and address cybersecurity risks by employing a defense-in-depth methodology, consisting of both proactive and reactive elements. This requires a comprehensive program involving advanced monitoring and defense technology along with recurring situational drills that exercise incident response and crisis management plans. We leverage dedicated internal resources, along with strategic external partnerships, to mitigate cybersecurity threats to the Company. We have partnerships for vulnerability testing, incident response, and various third-party assessments. We deploy both commercially available solutions and proprietary systems to actively manage threats to our technology environment.

Further, cybersecurity risk has also been incorporated into the Company's enterprise risk management process such that cybersecurity risk is managed on a comprehensive basis as part of strategy setting and driving performance throughout the Company, which includes identifying, aggregating, monitoring, measuring, assessing and managing risks that could affect our ability to fulfill our business objectives or execute our corporate strategy.

Oversight

Our cybersecurity oversight includes our internal control environment, cybersecurity standards, benchmarks, and internal governance committees. Annually, we assess, either internally or by an independent third-party, against multiple cybersecurity maturity models. We also leverage other industry standards and benchmarks, such as those from the National Institute of Standards and Technology (, Department of Energy and Cybersecurity and Infrastructure Security Agency best practices to inform our oversight strategy. The governance committee functions to ensure adherence and accountability to these standards and deploy appropriate resources to keep pace with the shifting cybersecurity threat landscape.

We have policies and procedures to oversee and manage the cybersecurity risks associated with both internal or external threats including the regular review of security reports, relevant cyber attestations, and other independent cyber ratings. These practices include technical controls and processes, as well as contractual mechanisms to mitigate risk. Additionally, we leverage cyber ratings, developed by reputable independent agencies, to assess our capabilities and compare to our peers. We have also implemented certain third-party risk management processes to assess, select, and monitor suppliers.

Furthermore, we have established an organizational unit within the legal and compliance department that provides independent compliance testing and review for our regulatory obligations, industry standards, and policies and procedures. It supports the IT and cybersecurity department by conducting formal assessments of compliance measures, consulting on control development and enhancement, and facilitating third-party assessments.

Response

In addition to the safeguards in place to minimize the likelihood and impact of a cyber incident, the Company has established response procedures to address in the event they may occur. These response procedures are designed to identify, analyze, contain, and remediate such cyber incidents in a timely, consistent, and compliant manner. The response procedures are also designed to escalate information regarding cyber incidents promptly so that decisions regarding any required public disclosures and reporting can be made in a timely manner.

Annually, the Company completes incident response, disaster response, and crisis management plan exercises to validate our current readiness. These exercises are intended to test our cybersecurity response plans and resources through simulated cybersecurity incidents, and may include engagement of outside cybersecurity legal counsel, other third-party partners, executive management, and our Board of Directors.

Education

The Company seeks to ensure every employee understands their role in keeping ONE Gas safe from cyber incidents. As part of this commitment, we provide our employees cybersecurity awareness training on a regular basis as well as regular security - focused announcements and seminars. We augment these educational trainings with live phishing exercises that simulate the current threat landscape. These exercises provide immediate feedback and, if necessary, additional training or remedial action. The Company also includes cybersecurity training as part of the on-boarding process of every employee.

Experience

We have experienced no material cybersecurity breaches. As such, we have not spent any material amount of capital on addressing impacts during this time, nor have we incurred any material breach expenses from penalties and settlements. We maintain cybersecurity insurance coverage that we believe is appropriate for the size and complexity of our business.

ITEM 2.   **PROPERTIES**

The following table sets forth the approximate miles of distribution mains and transmission pipelines we own as of December 31, 2024:

Properties *(miles)*	OK	KS	TX	Total
Distribution	19,800	11,900	11,300	43,000
Transmission	500	1,500	300	2,300
Total properties	20,300	13,400	11,600	45,300

We lease approximately 350 thousand square feet of office space and other facilities for our operations. In addition, we have 60.8 Bcf of natural gas storage capacity under contract, with maximum allowable daily withdrawal capacity of approximately 1.8 Bcf.

ITEM 3.   **LEGAL PROCEEDINGS**

See Note 15 of the Notes to Consolidated Financial Statements in this Annual Report for information regarding legal proceedings.

ITEM 4.   **MINE SAFETY DISCLOSURES**

Not applicable.

PART II.

ITEM 5. **MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

MARKET HOLDERS AND DIVIDENDS

Our common stock is listed on the NYSE under the trading symbol "OGS."

At February 14, 2025, there were 8,477 registered shareholders of our common stock.

In January 2025, we declared a dividend of $0.67 per share ($2.68 per share on an annualized basis) for shareholders of record on February 21, 2025, payable on March 7, 2025.

Performance Graph

The following performance graph compares the performance of our common stock with the S&P MidCap 400 Utilities Index, the S&P MidCap 400 Index, the Dow Jones Industrial Average and a ONE Gas peer group during the period beginning December 31, 2019 and ending on December 31, 2024. This graph assumes a $100 investment in our common stock and in each of the indices at the beginning of the period and a reinvestment of dividends paid on such investments throughout the period.



| | Cumulative Total Return As of Each Year Ended | | | | |
| | December 31, | | | | |
	2020	2021	2022	2023	2024
ONE Gas, Inc.	$ 84.27	$ 87.94	$ 88.46	$ 77.14	$ 87.22
S&P MidCap 400 Utilities Index	$ 86.13	$ 103.15	$ 102.99	$ 89.38	$ 117.50
S&P MidCap 400 Index	$ 113.65	$ 141.76	$ 123.19	$ 143.38	$ 163.30
Dow Jones Industrial Average	$ 109.72	$ 132.71	$ 123.30	$ 143.60	$ 165.12
ONE Gas Peer Group[*]	$ 88.46	$ 104.54	$ 108.92	$ 105.68	$ 125.20

* The ONE Gas peer group used in this graph is the same peer group that will be used in determining our level of performance under our 2024 performance units at the end of the three-year performance period and is comprised of the following companies: Alliant Energy Corporation; Atmos Energy Corporation; Avista Corporation; Black Hills Corporation; CenterPoint Energy, Inc.; Chesapeake Utilities Corporation; CMS Energy Corporation; New Jersey Resources Corporation; NiSource Inc.; Northwest Natural Holding Company; NorthWestern Energy Group, Inc.; Southwest Gas Holdings, Inc.; and Spire Inc.

ITEM 6.   **[RESERVED]**

ITEM 7.   **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and the Notes to Consolidated Financial Statements in this Annual Report.

EXECUTIVE SUMMARY

We are a 100-percent regulated natural gas distribution company. As such, our regulators determine the rates we are allowed to charge for our service based on the revenue requirements needed to achieve our authorized rates of return. We earn revenues from the delivery of natural gas, but do not earn a profit on the natural gas that we deliver, as those costs are passed through to our customers at cost. The primary components of our revenue requirements are the amount of capital invested in our business, which is also known as rate base, our allowed rate of return on our capital investments and our recoverable operating expenses, including depreciation, interest expense and income taxes. The variable component of our rates is dependent on the consumption of natural gas, which is impacted primarily by the weather and, to a lesser extent, economic activity. While we have WNA mechanisms that adjust customers' bills when actual HDDs differ from normalized HDDs, these mechanisms are in place for only a portion of the year, except in Kansas, and do not offset all fluctuations in usage resulting from weather variability. Accordingly, the weather can have either a positive or negative impact on our financial performance.

Our financial performance is contingent on a number of factors, including: (1) our regulatory construct, including the rates we are allowed to charge for our service, and the authorized rates of return on our investments in rate base; (2) the consumption of natural gas, which impacts the amount of natural gas sales derived from the variable component of our rates; (3) customer growth; (4) our operating performance; and (5) the perceived value of natural gas relative to other energy sources, particularly electricity, which influences our customers' choice of natural gas to provide a portion of their energy needs.

We are subject to regulatory requirements for pipeline integrity, pipeline and cyber security, and environmental compliance. These requirements impact our operating expenses and the level of capital expenditures required for compliance. Historically, our regulators have allowed recovery of these expenditures. However, because integrity and environmental regulations are frequently changing, our capital and operating expenditures to comply are changing as well. Although we believe our regulators will continue to allow recovery of such expenditures in the future, we will continue to make these expenditures with no assurance about if, or over what period, we will be permitted to recover them.

RECENT DEVELOPMENTS

Credit Facility - In October 2024, we entered into an agreement that increased the capacity of the ONE Gas Credit Agreement to $1.35 billion from $1.275 billion with commitments from existing lenders and the addition of a new lender. Other than the increased commitments, the maturity date, March 16, 2028, and all other terms and conditions of the ONE Gas Credit Agreement remain unchanged.

Commercial Paper - In October 2024, we increased the capacity of our commercial paper program to $1.35 billion from $1.275 billion.

Equity issuances - On December 27, 2024, we settled under forward contracts 3,160,465 shares (926,465 shares from forwards related to an at-the-market equity distribution agreement and 2,234,000 from forwards related to underwriting agreements) of our common stock for net proceeds of $245.7 million ($75.2 million from forwards related to an at-the market equity distribution agreement and $170.5 million from forwards related to underwriting agreements).

In December 2024, we amended the two forward sale agreements we entered into in September 2023 to extend the maturity date of 223,000 and 180,000 shares of our common stock, to December 31, 2025 from December 31, 2024. The amended forward sale agreements provide for settlement on a date, or dates, to be specified at our discretion but which will occur no later than December 31, 2025.

In February 2023, we entered into an at-the-market equity distribution agreement under which we may issue and sell shares of our common stock with an aggregate offering price up to $300 million. This at-the-market equity program replaced our previous at-the-market equity program, which began in February 2020, and expired in February 2023. Sales of common stock are made by means of ordinary brokers' transactions on the NYSE, in block transactions or as otherwise agreed to between us and the sales agent. We are under no obligation to offer and sell common stock under the program. At December 31, 2024, we had $225.5 million of equity available for issuance under the program.

The following table summarizes all of our outstanding forward sale agreements at December 31, 2024:

Maturity	Original Shares	Remaining Shares	Forward Price	Net Proceeds Available
	(Shares)	*(Shares)*	*(Per share)*	*(Thousands of dollars)*
December 31, 2025	1,200,000	223,000 $	74.65 $	16,647
December 31, 2025	180,000	180,000	74.60	13,428
Total forward sale agreements	**1,380,000**	**403,000** $	**74.63** $	**30,075**

See "Liquidity and Capital Resources" and Note 7 of the Notes to Consolidated Financial Statements in this Annual Report for additional discussion of our at-the-market equity program.

Dividend - In January 2025, we declared a dividend of $0.67 per share ($2.68 per share on an annualized basis) for shareholders of record as of February 21, 2025, payable on March 7, 2025.

REGULATORY ACTIVITIES

Oklahoma - As required by our tariff, PBRC filings are made annually on or before March 15 until the next general rate case, which is required to be filed on or before June 30, 2027. On February 29, 2024, Oklahoma Natural Gas filed its required PBRC application for the year ended December 2023. The filed request included a $31.8 million base rate revenue increase, $2.4 million energy efficiency incentive, and $12.8 million of estimated EDIT to be credited to customers in 2025. On May 31, 2024, a settlement in the case was filed with a proposed revenue increase of $31.4 million. On June 4, 2024, a hearing was held at the conclusion of which the administrative law judge took the case under advisement. On July 15, 2024, the administrative law judge issued a report to the OCC recommending approval of the settlement agreement. Pursuant to its tariff, Oklahoma Natural Gas placed new rates into effect on June 28, 2024. The OCC issued an order approving the settlement on August 27, 2024.

In March 2023, Oklahoma Natural Gas filed its required PBRC application for the year ended December 2022. The filed request included a $27.6 million base rate revenue increase, $2.5 million energy efficiency incentive, and $11.9 million of estimated EDIT to be credited to customers in 2024. On June 13, 2023, a settlement in the case was filed with a proposed revenue increase of $26.3 million, a $2.5 million energy efficiency incentive, and a $12.6 million EDIT credit. Pursuant to its tariff, Oklahoma Natural Gas placed new rates into effect on June 29, 2023. In July 2023, the OCC issued an order approving the settlement.

Kansas - On March 1, 2024, Kansas Gas Service submitted an application to the KCC requesting an increase to its base rates reflecting investments in its natural gas distribution system. On August 2, 2024, a unanimous settlement agreement was signed by all parties to the rate case and filed with the KCC. A hearing on the unanimous settlement agreement was held on August 13, 2024. On October 3, 2024, the KCC issued an order approving the settlement agreement and new rates became effective on November 1, 2024. Kansas Gas Service's net base rates will increase by $35 million. Kansas Gas Service was already recovering $35 million from customers through the GSRS; therefore, this settlement represents a total base rate increase of $70 million. The unanimous settlement agreement stipulates a GSRS pre-tax carrying charge of 8.97 percent for subsequent GSRS filings.

In August 2023, Kansas Gas Service submitted an application to the KCC requesting an increase of approximately $8.0 million related to its GSRS. The KCC issued an order in November 2023 authorizing the increase, and the new surcharge became effective on December 1, 2023.

Texas

West-North Service Area - In February 2025, Texas Gas Service made a GRIP filing for all customers in the West-North service area, requesting a $8.2 million increase to be effective in June 2025.

In March 2024, Texas Gas Service made a GRIP filing for all customers in the West-North service area, requesting an $8.6 million increase to be effective in July 2024. In June of 2024, El Paso and Socorro denied the requested increase. Texas Gas Service filed an appeal of these denials to the RRC on July 8, 2024, which was upheld by the RRC. All other municipalities, and the RRC, approved an increase of $8.5 million or allowed it to take effect with no action. Texas Gas Service implemented new rates in July 2024.

Central-Gulf Service Area - In February 2025, Texas Gas Service made a GRIP filing for all customers in the Central-Gulf service area, requesting a $15.4 million increase to be effective in June 2025.

In June 2024, Texas Gas Service filed a rate case for all customers in the Central-Gulf service area, requesting a $25.8 million increase. Texas Gas Service has invested approximately $355 million in its Central-Gulf service area natural gas distribution system since its last Central-Gulf service area rate case was finalized in August 2020. A portion of this investment, approximately $342 million, is currently recovered through GRIP. On September 27, 2024, the parties filed an uncontested settlement agreement for an increase of $19.3 million based on a 9.7 percent return on equity and 59.6 percent common equity ratio. In November 2024, the RRC approved this settlement and new rates took effect in December 2024.

In February 2024, Texas Gas Service made a GRIP filing for all customers in the Central-Gulf service area, requesting a $12.3 million increase to be effective in June 2024. In May 2024, the RRC and municipalities approved an increase of $12.2 million, and new rates became effective in June 2024.

Rio Grande Valley Service Area - In May 2024, Texas Gas Service made a GRIP filing for all customers in the Rio Grande Valley service area, requesting a $3.7 million increase to be effective in August 2024. In August 2024, the RRC and municipalities approved an increase of $3.6 million, and new rates became effective in September 2024.

In June 2023, Texas Gas Service filed a rate case for all customers in the Rio Grande Valley service area, requesting a $9.8 million increase. In November 2023, the parties filed a signed settlement agreement that included a 9.7 percent ROE and an overall revenue increase of $5.9 million. In January 2024, the administrative law judge issued a proposal for decision recommending approval of the settlement. On January 30, 2024, the RRC approved the administrative law judge's decision and the new rates went into effect.

See "Regulatory Activities," "Liquidity and Capital Resources," and Notes 1 and 3 of the Notes to Consolidated Financial Statements in this Annual Report for additional discussion of the securitization transactions.

FINANCIAL RESULTS AND OPERATING INFORMATION

We operate in one reportable business segment: regulated public utilities that deliver natural gas to residential, commercial and transportation customers. We evaluate our financial performance principally on net income.

Selected Financial Results - Net income was $222.9 million, or $3.91 per diluted share, $231.2 million, or $4.14 per diluted share, and $221.7 million, or $4.08 per diluted share, for the years ended December 31, 2024, 2023 and 2022, respectively.

The following table sets forth certain selected financial results for our operations for the periods indicated:

	Year Ended December 31,			Variances 2024 vs. 2023		Variances 2023 vs. 2022	
Financial Results	**2024**	**2023**	**2022**	**Increase (Decrease)**		**Increase (Decrease)**	
	(Millions of dollars, except percentages)						
Natural gas sales	**$ 1,864.1**	$ 2,154.0	$ 2,412.9	**$ (289.9)**	**(13)%**	$ (258.9)	(11)%
Transportation revenues	**138.7**	133.6	126.5	**5.1**	**4 %**	7.1	6 %
Securitization customer charges	**44.4**	48.7	5.8	**(4.3)**	**(9)%**	42.9	740 %
Other revenues	**36.4**	35.7	32.8	**0.7**	**2 %**	2.9	9 %
Total revenues	**2,083.6**	2,372.0	2,578.0	**(288.4)**	**(12)%**	(206.0)	(8)%
Cost of natural gas	**778.3**	1,134.5	1,459.1	**(356.2)**	**(31)%**	(324.6)	(22)%
Operating costs	**609.6**	580.1	540.4	**29.5**	**5 %**	39.7	7 %
Depreciation and amortization	**296.7**	279.8	228.5	**16.9**	**6 %**	51.3	22 %
Operating income	**$ 399.0**	$ 377.6	$ 350.0	**$ 21.4**	**6 %**	$ 27.6	8 %
Net Income	**$ 222.9**	$ 231.2	$ 221.7	**$ (8.3)**	**(4)%**	$ 9.5	4 %
Capital expenditures and asset removal costs	**$ 762.1**	$ 728.7	$ 656.5	**$ 33.4**	**5 %**	$ 72.2	11 %

Natural gas sales to customers represent revenue from contracts with customers through implied contracts established by our tariffs and rates approved by regulatory authorities, as well as revenues from regulatory mechanisms related to natural gas sales. Additionally, natural gas sales include recovery of the cost of natural gas.

Our natural gas sales include fixed and variable charges related to the delivery of natural gas and gas costs that are passed through to our customers in accordance with our cost of natural gas regulatory mechanisms. Fixed charges reflect the portion of our natural gas sales attributable to the monthly fixed customer charge component of our rates, which does not fluctuate based on customer usage in each period. Variable charges reflect the portion of our natural gas sales that fluctuate with the volumes delivered and billed and the effects of weather normalization.

Transportation revenues represent revenue from contracts with customers through implied contracts established by our tariffs and rates approved by regulatory authorities, as well as tariff-based negotiated contracts.

Securitization customer charges represent revenue from contracts with customers through implied contracts established by the financing order approved by the KCC, related to the securitization of extraordinary costs incurred during Winter Storm Uri in the state of Kansas. See Note 17 of the Notes to Consolidated Financial Statements in this Annual Report for additional discussion of the securitization transaction in Kansas.

Other revenues include primarily miscellaneous service charges, which represent implied contracts with customers established by our tariffs and rates approved by regulatory authorities and other revenues from regulatory mechanisms.

Our average cost of gas rate decreased to $5.32 per Mcf for the year ended December 31, 2024, compared to $7.08 per Mcf in the prior year. Cost of natural gas includes commodity purchases, fuel, storage, transportation, hedging costs and settlement proceeds for natural gas price volatility mitigation programs approved by our regulators and other gas purchase costs recovered through our cost of natural gas regulatory mechanisms and does not include an allocation of general operating costs or depreciation and amortization. These regulatory mechanisms provide a method of recovering natural gas costs on an ongoing basis without a profit. Therefore, although our revenues will fluctuate with the cost of natural gas that we pass-through to our customers, operating income is not affected by fluctuations in the cost of natural gas.

2024 vs. 2023 - Operating income increased $21.4 million due primarily to the following:

- an increase of $67.9 million from new rates and
- an increase of $6.3 million in residential sales due to net customer growth in Oklahoma and Texas.

These increases were offset partially by:

- an increase of $22.9 million in employee-related costs;
- an increase of $16.9 million in depreciation expense due to additional capital expenditures being placed in service;
- an increase of $6.9 million in ad-valorem taxes;
- an increase of $2.2 million in fleet expense;
- an increase of $1.9 million in outside services; and
- an increase of $1.7 million in insurance expense.

Revenues for the year ended December 31, 2024, include a decrease of $4.3 million associated with KGSS-I, which is offset by a decrease of $2.5 million in amortization and operating expense and $1.7 million in interest expense, net.

Other Factors Affecting Net Income - Other factors that affect net income for the year ended December 31, 2024, compared with 2023, include an decrease of $2.0 million in other income, net and an increase of $31.9 million in interest expense, net. The decrease in other income, net is due primarily to a $1.2 million decrease in the gain on investments associated with our nonqualified deferred compensation plans. The increase in interest expense is due primarily to the issuance of $300 million of 5.10 percent senior notes due 2029 in December 2023, the reopening of the 5.10 percent senior notes in August 2024 in which we issued an additional $250 million, and repayment of $300 million of 3.61 percent senior notes due February 2024 and $473 million of 1.10 percent senior notes due March 2024 upon maturity with commercial paper.

EDIT - The return of EDIT to our customers is not expected to have a material impact on earnings, as any reduction or credit in rates is offset by a reduction in income tax expense. During the years ended December 31, 2024 and 2023, we credited income tax expense $25.7 million and $22.4 million, respectively, for the amortization of the regulatory liability associated with EDIT that was embedded in base rates.

Capital Expenditures and Asset Removal Costs - Our capital expenditures program includes expenditures for pipeline integrity, extending service to new areas, reinforcing and increasing system capabilities, pipeline replacements, automated meter reading, government-mandated pipeline relocations, fleet, facilities, IT assets, and cybersecurity. It is our practice to maintain and upgrade our infrastructure, facilities and systems to ensure safe, reliable, and efficient operations. Asset removal costs include expenditures associated with the replacement or retirement of long-lived assets that result from the construction, development and/or normal use of our assets, primarily our pipeline assets.

Capital expenditures and asset removal costs increased $33.4 million for 2024, compared with 2023, due primarily to expenditures for system integrity and extension of service to new areas. Our capital expenditures and asset removal costs are expected to be approximately $750 million for 2025. While we did not experience a significant impact to our capital expenditure program during the year ended December 31, 2024, our future capital expenditure activity is dependent on a number of factors, including economic conditions and our supply chains for contract labor, materials and supplies.

Selected Operating Information - The following tables set forth certain selected operating information for the periods indicated:

	Year Ended December 31,								Variances 2024 vs. 2023 Increase (Decrease)			
(in thousands)	2024				2023							
Average Number of Customers	**OK**	**KS**	**TX**	**Total**	**OK**	**KS**	**TX**	**Total**	**OK**	**KS**	**TX**	**Total**
Residential	**842**	**594**	**667**	**2,103**	836	592	660	2,088	**6**	**2**	**7**	**15**
Commercial and industrial	**77**	**51**	**35**	**163**	77	50	35	162	**—**	**1**	**—**	**1**
Other	**—**	**—**	**3**	**3**	—	—	3	3	**—**	**—**	**—**	**—**
Transportation	**5**	**6**	**1**	**12**	5	6	1	12	**—**	**—**	**—**	**—**
Total customers	**924**	**651**	**706**	**2,281**	918	648	699	2,265	**6**	**3**	**7**	**16**

The increase in the average number of customers for 2024, compared with 2023, is due primarily to the connection of new customers resulting from the extension and expansion of our system in our service areas. For 2024, our average customer count includes 23,000 new customer connections compared to 23,400 in 2023.

The following table reflects total volumes delivered, excluding the effects of WNA mechanisms on sales volumes:

	Year Ended December 31,		
Volumes *(MMcf)*	2024	2023	2022
Natural gas sales			
Residential	104,112	114,239	125,286
Commercial and industrial	36,944	40,630	43,184
Other	2,108	1,737	2,725
Total sales volumes delivered	143,164	156,606	171,195
Transportation	221,032	227,875	230,080
Total volumes delivered	364,196	384,481	401,275

The impact of weather on residential and commercial natural gas sales is mitigated by WNA mechanisms in all jurisdictions.

The following table sets forth the HDDs by state for the periods indicated:

	Year Ended December 31,						
	2024		2023		2024 vs. 2023	2024	2023
					Actual	Actual as a percent of Normal	
HDDs	Actual	Normal	Actual	Normal	Variance		
Oklahoma	2,783	3,359	3,125	3,346	(11)%	83 %	93 %
Kansas	3,863	4,690	4,117	4,721	(6)%	82 %	87 %
Texas	1,345	1,679	1,558	1,705	(14)%	80 %	91 %

Normal HDDs are established through rate proceedings in each of our jurisdictions for use primarily in weather normalization billing calculations. Normal HDDs disclosed above are based on:

- *Oklahoma* - A 10-year weighted average as of June 30, 2021, as calculated using 11 weather stations across Oklahoma and weighted on average customer count.
- *Kansas* - A 30-year rolling average for years 1994-2023 calculated using three weather stations across Kansas and weighted on HDDs by weather station and customers.
- *Texas* - An average of HDDs authorized in our most recent rate proceeding in each jurisdiction and weighted using a rolling 10-year average of actual natural gas distribution sales volumes by service area.

Actual HDDs are based on the quarter-to-date weighted average of:

- 11 weather stations and customers by month for Oklahoma;
- 3 weather stations and customers by month for Kansas; and
- 9 weather stations and natural gas distribution sales volumes by service area for Texas.

CONTINGENCIES

We are a party to various litigation matters and claims that have arisen in the normal course of our operations. While the results of litigation and claims cannot be predicted with certainty, we believe the reasonably possible losses from such matters, individually and in the aggregate, are not material. Additionally, we believe the probable outcome of such matters will not have a material adverse effect on our results of operations, financial position or cash flows. See Note 15 of the Notes to Consolidated Financial Statements in this Annual Report for information with respect to legal proceedings.

LIQUIDITY AND CAPITAL RESOURCES

General - We have relied primarily on operating cash flow and commercial paper for our liquidity and capital resource requirements. We fund operating expenses, working capital requirements, including purchases of natural gas, and capital expenditures primarily with cash from operations and commercial paper.

Our stable cash flow and earnings profile is due to the significant residential component of our customer base, the fixed-charge component of our natural gas sales revenues and the rate mechanisms that we have in place. Additionally, we have rate mechanisms in place in our jurisdictions that reduce the lag in earning a return on our capital expenditures and provide for recovery of certain changes in our cost of service by allowing for adjustments to rates between rate cases. We anticipate that our cash flow generated from operations and our expected short- and long-term financing arrangements will enable us to maintain our current and planned level of operations and provide us flexibility to finance our infrastructure investments. Our ability to access capital markets for debt and equity financing under reasonable terms depends on market conditions, our financial condition and credit ratings.

Short-term Debt - The ONE Gas Credit Agreement contains certain financial, operational and legal covenants. Among other things, these covenants include maintaining ONE Gas' total debt-to-capital ratio of no more than 70 percent at the end of any calendar quarter. At December 31, 2024, our total debt-to-capital ratio was 51.8 percent and we were in compliance with all covenants under the ONE Gas Credit Agreement. Excluding the debt of KGSS-I, which is non-recourse to us, our total debt-to-capital ratio was 49.5 percent. We may reduce the unutilized portion of the ONE Gas Credit Agreement in whole or in part without premium or penalty. The ONE Gas Credit Agreement contains customary events of default. Upon the occurrence of certain events of default, the obligations under the ONE Gas Credit Agreement may be accelerated and the commitments may be terminated.

At December 31, 2024, we had $1.35 million in letters of credit issued and no borrowings under the ONE Gas Credit Agreement, with approximately $1.349 billion of remaining credit, which is available to repay our commercial paper borrowings.

In June 2024, we entered into an agreement that increased the capacity of the ONE Gas Credit Agreement to $1.275 billion from $1.2 billion with commitments from existing lenders and the addition of a new lender.

In October 2024, we entered into an agreement that increased the capacity of the ONE Gas Credit Agreement to $1.35 billion from $1.275 billion with commitments from existing lenders and the addition of a new lender. The ONE Gas Credit Agreement provides for a $1.35 billion revolving unsecured credit facility and includes a $20 million letter of credit subfacility and a $60 million swingline subfacility. We can request an increase in commitments of up to an additional $150 million upon satisfaction of customary conditions, including receipt of commitments from either new lenders or increased commitments from existing lenders. The ONE Gas Credit Agreement is available to provide liquidity for working capital, capital expenditures, acquisitions and mergers, the issuance of letters of credit, and for other general corporate purposes.

In July 2024, we increased the capacity of our commercial paper program to $1.275 billion from $1.2 billion.

In October 2024, we increased the capacity of our commercial paper program to $1.35 billion from $1.275 billion. Under our commercial paper program, we may issue unsecured commercial paper to fund short-term borrowing needs. The maturities of the commercial paper vary but may not exceed 270 days from the date of issue. Commercial paper is generally sold at par less a discount representing an interest factor. At December 31, 2024 and December 31, 2023, we had $914.6 million and $88.5 million of commercial paper outstanding with a weighted-average interest rate of 4.77 percent and 5.60 percent, respectively.

Senior Notes - At December 31, 2024, our long-term debt-to-capital ratio was 43.8 percent. Excluding the debt of KGSS-I, which is non-recourse to us, our long-term debt-to-capital ratio was 40.7 percent. See Note 17 of the Notes to Consolidated Financial Statements in this Annual Report for information with respect to KGSS-I.

At December 31, 2024, we had outstanding $2.2 billion of Senior Notes with none due within the next year. The indenture governing our Senior Notes includes an event of default upon the acceleration of other indebtedness of $100 million or more. Such events of default would entitle the trustee or the holders of 25 percent in aggregate principal amount of the outstanding Senior Notes to declare those Senior Notes immediately due and payable in full.

In August, 2024, we reopened our outstanding 5.10 percent senior notes due 2029 and issued an additional $250 million. After the completion of this offering, the aggregate principal amount of the outstanding 5.10 percent senior notes due 2029 is $550 million. The additional $250 million senior notes were issued at a premium of $4 million, creating an effective interest rate of 4.87 percent.

We repaid our $300 million of 3.61 percent senior notes due February 2024 and our $473 million of 1.10 percent senior notes due March 2024 upon maturity with commercial paper.

Depending on the series, we may redeem our Senior Notes at par, plus accrued and unpaid interest to the redemption date, starting one month, three months or six months before their maturity dates. Prior to these dates, we may redeem these Senior Notes, in whole or in part, at a redemption price equal to the principal amount, plus accrued and unpaid interest and a make-whole premium. The redemption price will never be less than 100 percent of the principal amount of the respective Senior Note plus accrued and unpaid interest to the redemption date. Our Senior Notes are senior unsecured obligations, ranking equally in right of payment with all of our existing and future unsecured senior indebtedness.

Credit Ratings **-** Our credit ratings at December 31, 2024, were:

Rating Agency	Long-term Rating	Short-term Rating	Outlook
Moody's	A3	Prime-2	Stable
S&P	A-	A-2	Stable

We intend to maintain credit metrics at a level that supports our balanced approach to capital investment and a return of capital to shareholders via a dividend that we believe will be competitive with our peer group.

Securitized Utility Tariff Bonds - At December 31, 2024, we had outstanding $287.3 million of 5.486 percent KGSS-I Securitized Utility Tariff Bonds with $29.0 million due within the next year. The bonds are governed by an indenture between KGSS-I and the indenture trustee. The indenture contains certain covenants that restrict KGSS-I's ability to sell, transfer, convey, exchange, or otherwise dispose of its assets.

Equity Issuances **-** On December 27, 2024, we settled under forward contracts 3,160,465 shares (926,465 shares from forwards related to an at-the-market equity distribution agreement and 2,234,000 from forwards related to underwriting agreements) of our common stock for net proceeds of $245.7 million ($75.2 million from forwards related to an at-the market equity distribution agreement and $170.5 million from forwards related to underwriting agreements).

In December 2024, we amended the two forward sale agreements we entered into in September 2023 to extend the maturity date of 223,000 and 180,000 shares of our common stock to December 31, 2025 from December 31, 2024. The amended forward sale agreements provide for settlement on a date, or dates, to be specified at our discretion but which will occur no later than December 31, 2025.

In February 2023, we entered into an at-the-market equity distribution agreement under which we may issue and sell shares of our common stock with an aggregate offering price up to $300 million. This at-the-market equity program replaced our previous at-the-market equity program, which began in February 2020, and expired in February 2023. Sales of common stock are made by means of ordinary brokers' transactions on the NYSE, in block transactions or as otherwise agreed to between us and the sales agent. We are under no obligation to offer and sell common stock under the program. At December 31, 2024, we had $225.5 million of equity available for issuance under the program.

Pension and Other Postemployment Benefit Plans **-** For the year ended December 31, 2024, we contributed $1.6 million to our defined benefit pension plans and no contributions were made to our other postemployment benefit plans. For the year ended December 31, 2023, we contributed $1.3 million to our defined benefit pension plans and $2.5 million to our other postemployment benefit plans. Additional information about our pension and other postemployment benefit plans, including anticipated contributions, is included under "Critical Accounting Estimates - Pension and Other Postemployment Benefits" and under Note 11 of the Notes to Consolidated Financial Statements in this Annual Report.

CASH FLOW ANALYSIS

We use the indirect method to prepare our consolidated statements of cash flows. Under this method, we reconcile net income to cash flows provided by operating activities by adjusting net income for those items that impact net income but may not result in actual cash receipts or payments and changes in our assets and liabilities not classified as investing or financing activities during the period. Items that impact net income but may not result in actual cash receipts or payments include, but are not limited to, depreciation and amortization, deferred income taxes, share-based compensation expense and provision for doubtful accounts.

The following table sets forth the changes in cash flows by operating, investing and financing activities for the periods indicated:

	Year Ended December 31,			Variances	
				2024 vs. 2023	2023 vs. 2022
	2024	2023	2022	Increase (Decrease)	Increase (Decrease)
			(Millions of dollars)		
Total cash provided by (used in):					
Operating activities	$ 368.4	$ 939.5	$ 1,570.8	$ (571.1)	$ (631.3)
Investing activities	(707.5)	(669.6)	(614.1)	(37.9)	(55.5)
Financing activities	378.2	(248.6)	(947.4)	626.8	698.8
Change in cash, cash equivalents, restricted cash and restricted cash equivalents	39.1	21.3	9.3	17.8	12.0
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of period	39.4	18.1	8.8	21.3	9.3
Cash, cash equivalents, restricted cash and restricted cash equivalents at end of period	$ 78.5	$ 39.4	$ 18.1	$ 39.1	$ 21.3

Operating Cash Flows - Changes in cash flows from operating activities are due primarily to changes in sales revenues, natural gas costs and operating expenses discussed in "Financial Results and Operating Information," the effects of Winter Storm Uri discussed in "Regulatory Activities" and changes in working capital. Changes in natural gas prices and demand for our services or natural gas, whether because of general economic conditions, variations in weather not mitigated by WNA mechanisms, changes in supply or increased competition from other service providers, could affect our earnings and operating cash flows. Typically, our cash flows from operations are greater in the first half of the year compared with the second half of the year.

Operating cash flows were lower for the year ended December 31, 2024, compared to 2023, due primarily to proceeds from government securitization of winter weather costs for Texas Gas Service in March 2023 and working capital changes related to lower cost of gas rates embedded in accounts receivable and natural gas in storage.

Investing Cash Flows - Cash used in investing activities increased for the year ended December 31, 2024, compared to 2023, due primarily to an increase in capital expenditures for system integrity and extension of service to new areas.

Financing Cash Flows - Cash used in financing activities decreased for the year ended December 31, 2024, compared to 2023, due primarily to commercial paper borrowing in excess of repayments of long-term debt and the additional issuance of long-term debt.

ENVIRONMENTAL, SAFETY AND REGULATORY MATTERS

Environmental Matters - We are subject to multiple laws and regulations regarding protection of the environment and natural and cultural resources, which affect many aspects of our present and future operations. Regulated activities include, but are not limited to, those involving air emissions, storm water and wastewater discharges, handling and disposal of solid and hazardous wastes, wetland preservation, plant and wildlife protection, hazardous materials use, storage and transportation, and pipeline and facility construction. These laws and regulations require us to obtain and/or comply with a wide variety of environmental clearances, registrations, licenses, permits and other approvals. Failure to comply with these laws, regulations, licenses and permits or the discovery of presently unknown environmental conditions may expose us to fines, penalties and/or interruptions in our operations that could be material to our results of operations. In addition, emission controls and/or other regulatory or permitting mandates under the CAA and other similar federal and state laws could require unexpected capital expenditures. We cannot assure that existing environmental statutes and regulations will not be revised or that new regulations will not be adopted or become applicable to us. Revised or additional statutes or regulations that result in increased compliance costs or additional operating restrictions could have a material adverse effect on our business, financial condition and results of operations. Our expenditures for environmental investigation and remediation compliance to-date have not been significant in relation to our financial position, results of operations or cash flows, and our expenditures related to environmental matters had no material effects on earnings or cash flows during 2024, 2023 and 2022.

We own or retain legal responsibility for certain environmental conditions at 12 former MGP sites in Kansas. These sites contain contaminants generally associated with MGP sites and are subject to control or remediation under various environmental laws and regulations. A consent agreement with the KDHE governs all environmental investigation and

remediation work at these sites. The terms of the consent agreement require us to investigate these sites and set remediation activities based upon the results of the investigations and risk analysis. Remediation typically involves the management of contaminated soils and may involve removal of structures and monitoring and/or remediation of groundwater. We have completed or are addressing removal of the source of soil contamination at all 12 sites and continue to monitor groundwater at seven of the 12 sites according to plans approved by the KDHE. Regulatory closure has been achieved at five of the 12 sites, but these sites remain subject to potential future requirements that may result in additional costs.

We have an AAO that allows Kansas Gas Service to defer and seek recovery of costs necessary for investigation and remediation at, and nearby, these 12 former MGP sites that are incurred after January 1, 2017, up to a cap of $15.0 million, net of any related insurance recoveries. Costs approved for recovery in a future rate proceeding would then be amortized over a 15-year period. The unamortized amounts will not be included in rate base or accumulate carrying charges. Following a determination that future investigation and remediation work approved by the KDHE exceeds $15.0 million, net of any related insurance recoveries, Kansas Gas Service is required to file an application with the KCC for approval to increase the $15.0 million cap. During 2024, we received $1.7 million in insurance proceeds for remediation costs related to these sites. At December 31, 2024 and 2023, we have deferred $31.1 million and $32.0 million, respectively, for accrued investigation and remediation costs pursuant to our AAO. On January 3, 2025, Kansas Gas Service requested to increase the cap on the AAO from $15 million to $32 million. The original $15 million cap approved in 2017 was the result of a unanimous settlement agreement and contained additional reporting requirements and obligations. Kansas Gas Service's request to increase the cap leaves all these additional provisions in place.

We also own or retain legal responsibility for certain environmental conditions at a former MGP site in Texas. At the request of the TCEQ, we began investigating the level and extent of contamination associated with the site under their Texas Risk Reduction Program. A preliminary site investigation revealed that this site contains contaminants generally associated with MGP sites and is subject to control or remediation under various environmental laws and regulations. At December 31, 2024, estimated costs associated with expected remediation activities for this site are not material.

Our expenditures for environmental evaluation, mitigation, remediation and compliance to date have not been significant in relation to our financial position, results of operations or cash flows, and our expenditures related to environmental matters had no material effects on earnings or cash flows during the years ended December 31, 2024 and 2023. The reserve for remediation of our MGP sites was $14.3 million at December 31, 2024 and 2023.

Environmental Footprint - We cannot assure that existing environmental statutes and regulations will not be revised or that new regulations will not be adopted or become applicable to us. Revised or additional regulations that result in increased compliance costs or additional operating restrictions could have a material adverse effect on our business, financial condition and results of operations. Our expenditures for environmental investigation, and remediation compliance to-date have not been significant in relation to our financial position, results of operations or cash flows, and our expenditures related to environmental matters had no material effects on earnings or cash flows during 2024, 2023 or 2022.

Pipeline Safety - We are subject to regulation under federal pipeline safety statutes and any analogous state regulations. These include safety requirements for the design, construction, operation, and maintenance of pipelines, including transmission and distribution pipelines. At the federal level, we are regulated by PHMSA. PHMSA regulations require the following for certain pipelines: inspection and maintenance plans; integrity management programs, including the determination of pipeline integrity risks and periodic assessments on certain pipeline segments; an operator qualification program, which includes certain trainings; a public awareness program that provides certain information; and a control room management plan.

As part of regulating pipeline safety, PHMSA promulgates various regulations. As part of the Consolidated Appropriations Act, 2021, the PIPES Act reauthorized PHMSA through 2023 and directed the agency to move forward with several regulatory actions, including the "Pipeline Safety: Class Location Change Requirements" and the "Pipeline Safety: Safety of Gas Transmission and Gathering Pipelines" proposed rulemakings. Congress has also instructed PHMSA to issue final regulations that will require operators of non-rural gas gathering lines and new and existing transmission and distribution pipeline facilities to conduct certain leak detection and repair programs and to require facility inspection and maintenance plans to align with those regulations. To the extent such rulemakings impose more stringent requirements on our facilities, we may be required to incur expenditures that may be material.

Regulatory - Several regulatory initiatives impacted the earnings and future earnings potential of our business. See additional information regarding our regulatory initiatives in the "Regulatory Activities" section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

IMPACT OF NEW ACCOUNTING STANDARDS

Information about the impact of new accounting standards, if any, is included in Note 1 of the Notes to Consolidated Financial Statements in this Annual Report.

CRITICAL ACCOUNTING ESTIMATES

The preparation of our consolidated financial statements and related disclosures in accordance with GAAP requires us to make estimates and assumptions with respect to values or conditions that cannot be known with certainty that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements. These estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Although we believe these estimates and assumptions are reasonable, actual results could differ from our estimates.

The following summary sets forth what we consider to be our most critical estimates and accounting policies. Our critical accounting policies are defined as those estimates and policies most important to the portrayal of our financial condition and results of operations and that require management's most difficult, subjective or complex judgment, particularly because of the need to make estimates concerning the impact of inherently uncertain matters.

Regulation - Our operations are subject to regulation with respect to rates, service, maintenance of pipeline and accounting records and various other matters by the respective regulatory authorities in the states in which we operate. We account for the financial effects of the ratemaking and accounting practices and policies of the various regulatory authorities in our consolidated financial statements. We record regulatory assets for costs that have been deferred for which future recovery through customer rates is considered probable and regulatory liabilities when it is probable that revenues will be reduced for amounts that will be returned to customers through the ratemaking process. As a result, certain costs that would normally be expensed under GAAP are capitalized or deferred on the balance sheet because it is probable they can be recovered through rates. Discontinuing the application of this method of accounting for regulatory assets and liabilities could significantly increase our operating expenses, as fewer costs would likely be capitalized or deferred on the balance sheet, which could reduce our net income. Further, regulation may impact the period in which revenues or expenses are recognized. The amounts to be recovered or recognized are based upon historical experience and our understanding of the regulations. The impact of regulation on our operations may be affected by decisions of the regulatory authorities or the issuance of new regulations.

For further discussion of regulatory assets and liabilities, see Note 3 of the Notes to Consolidated Financial Statements in this Annual Report.

Revenue Recognition - For regulated deliveries of natural gas, we read meters and bill customers on a monthly cycle. We recognize revenues upon the delivery of natural gas or services rendered to customers. The billing cycles for customers do not necessarily coincide with the accounting periods used for financial reporting purposes. We accrue unbilled revenues for natural gas that has been delivered but not yet billed at the end of an accounting period. Accrued unbilled revenue is based on a percentage estimate of amounts unbilled each month, which is dependent upon a number of factors, some of which require management's judgment. These factors include customer consumption patterns and the impact of weather on usage. The accrued unbilled natural gas sales revenue at December 31, 2024 and 2023 was $212.0 million and $191.4 million, respectively, and is included in accounts receivable on our consolidated balance sheets.

We have determined the majority of our natural gas sales and transportation tariffs to be implied contracts with customers, which are settled over time, where our performance obligation is settled with our customer when natural gas is delivered and simultaneously consumed by the customer. In addition, we use the invoice method practical expedient, where we recognize revenue for volumes delivered for which we have a right to invoice. For our other utility revenue, which are primarily one-time service fees that meet the requirements under ASC 606, the performance obligation is satisfied at a point in time when services are rendered to the customer. Certain revenues that do not meet the requirements under ASC 606 as revenues from contracts with customers are reflected as other revenues in determining total revenue. See Note 2 of the Notes to Consolidated Financial Statements in this Annual Report for additional information regarding our revenues.

Pension and Other Postemployment Benefits - We have defined benefit pension plans covering eligible retirees and eligible employees. We also sponsor welfare plans that provide other postemployment medical and life insurance benefits to eligible retirees and employees who retire with at least five years of service.

To calculate the expense and liabilities related to our plans, we utilize an outside actuarial consultant, which uses statistical and other factors to anticipate future events. These factors include assumptions about the discount rate, expected return on plan assets, rate of future compensation increases, age and mortality and employment periods. We use tables issued by the Society of

Actuaries to estimate mortality rates. In determining the projected benefit costs, assumptions can change from period to period and may result in material changes in the costs and liabilities we recognize.

For the year ended December 31, 2024, we contributed $1.6 million to our defined benefit pension plans and no contributions were made to our other postemployment benefit plans. For the year ended December 31, 2023, we contributed $1.3 million to our defined benefit pension plans and $2.5 million to our other postemployment benefit plans. In 2025, our contributions are expected to be $9.8 million to our defined benefit pension plans, and no contributions are expected to be made to our other postemployment benefit plans.

We recorded net periodic benefit credits for our defined benefit pension plans, prior to regulatory deferrals, of $5.5 million in 2024, and estimate that in 2025, we will record net periodic benefit cost of approximately $5.7 million. Net periodic benefits credits for our postemployment benefit plans, prior to regulatory deferrals, were $0.4 million in 2024, and we estimate that in 2025, we will record a credit of approximately $0.2 million, prior to regulatory deferrals.

The following table sets forth the significant assumptions used to determine our estimated 2025 net periodic benefit cost related to our defined benefit pension and other postemployment benefit plans and sensitivity to changes with respect to these assumptions:

	Rate Used	Cost Sensitivity (a)	Obligation Sensitivity (b)
		(*Millions of dollars*)	
Discount rate for pension	5.70 %	$ 2.0	$ 18.6
Discount rate for other postemployment benefits	5.75 %	(0.1)	3.2
Expected long-term return on plan assets for pension	5.85 %	2.0	—
Expected long-term return on plan assets for other postemployment benefits	5.10 %	0.4	—

(a) Approximate impact a quarter percentage point decrease in the assumed rate would have on net periodic pension costs.
(b) Approximate impact a quarter percentage point decrease in the assumed rate would have on defined benefit pension obligation.

See Note 11 of the Notes to Consolidated Financial Statements in this Annual Report for additional information regarding our pension and other postretirement benefit plans.

Contingencies - Our accounting for contingencies covers a variety of business activities, including contingencies for legal and environmental exposures. We accrue these contingencies when our assessments indicate that it is probable that a liability has been incurred or an asset will not be recovered and an amount can be reasonably estimated. We expense legal fees as incurred and base our legal liability estimates on currently available facts and our assessments of the ultimate outcome or resolution. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than the completion of a remediation feasibility study. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

Our expenditures for environmental evaluation, mitigation, remediation and compliance to date have not been significant in relation to our financial position, results of operations or cash flows, and our expenditures related to environmental matters had no material effect on earnings or cash flows for the years ended December 31, 2024, 2023 and 2022. Environmental issues may exist with respect to these MGP sites that are unknown to us. Accordingly, future costs are dependent on the final determination and regulatory approval of any remedial actions, the complexity of the site, level of remediation required, changing technology and governmental regulations, and to the extent not recovered by insurance or recoverable in rates from our customers, could be material to our financial condition, results of operations or cash flows.

See "Environmental Matters" and Note 15 of the Notes to Consolidated Financial Statements in this Annual Report for additional discussion of contingencies.

FORWARD-LOOKING STATEMENTS

Some of the statements contained and incorporated in this Annual Report are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The forward-looking statements relate to our anticipated financial performance, liquidity, management's plans and objectives for our future operations, our business prospects, the outcome of regulatory and legal proceedings, market conditions and other matters. We make these forward-looking statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of

1995. The following discussion is intended to identify important factors that could cause future outcomes to differ materially from those set forth in the forward-looking statements.

Forward-looking and other statements in this Annual Report regarding our environmental, social and other sustainability plans and goals are not an indication that these statements are necessarily material to investors or required to be disclosed in our filings with the SEC. In addition, historical, current, and forward-looking environmental, social and sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future.

Forward-looking statements include the items identified in the preceding paragraph, the information concerning possible or assumed future results of our operations and other statements contained or incorporated in this Annual Report identified by words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "should," "goal," "forecast," "guidance," "could," "may," "continue," "might," "potential," "scheduled," "likely," and other words and terms of similar meaning.

One should not place undue reliance on forward-looking statements, which are applicable only as of the date of this Annual Report. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. Those factors may affect our operations, costs, liquidity, markets, products, services and prices. In addition to any assumptions and other factors referred to specifically in connection with the forward-looking statements, factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement include, among others, the following:

- our ability to recover costs, income taxes and amounts equivalent to the cost of property, plant and equipment, regulatory assets and our allowed rate of return in our regulated rates or other recovery mechanisms;
- cyber-attacks, which, continue to increase in volume and sophistication, or breaches of technology systems that could disrupt our operations or result in the loss or exposure of confidential or sensitive customer, employee, vendor, counterparty or Company information; further, increased remote working arrangements have required enhancements and modifications to our IT infrastructure (e.g. Internet, Virtual Private Network, remote collaboration systems, etc.), and any failures of the technologies, including third-party service providers, that facilitate working remotely could limit our ability to conduct ordinary operations or expose us to increased risk or effect of an attack;
- our ability to manage our operations and maintenance costs;
- changes in regulation of natural gas distribution services, particularly those in Oklahoma, Kansas and Texas;
- the economic climate and, particularly, its effect on the natural gas requirements of our residential and commercial customers;
- the length and severity of a pandemic or other health crisis which could significantly disrupt or prevent us from operating our business in the ordinary course for an extended period;
- competition from alternative forms of energy, including, but not limited to, electricity, solar power, wind power, geothermal energy and biofuels;
- adverse weather conditions and variations in weather, including seasonal effects on demand and/or supply, the occurrence of severe storms in the territories in which we operate, and climate change, and the related effects on supply, demand, and costs;
- indebtedness, which could make us more vulnerable to general adverse economic and industry conditions, limit our ability to borrow additional funds and/or place us at competitive disadvantage compared with competitors;
- our ability to secure reliable, competitively priced and flexible natural gas transportation and supply, including decisions by natural gas producers to reduce production or shut-in producing natural gas wells and expiration of existing supply and transportation and storage arrangements that are not replaced with contracts with similar terms and pricing;
- our ability to complete necessary or desirable expansion or infrastructure development projects, which may delay or prevent us from serving our customers or expanding our business;
- operational and mechanical hazards or interruptions;
- adverse labor relations;
- the effectiveness of our strategies to reduce earnings lag, revenue protection strategies and risk mitigation strategies, which may be affected by risks beyond our control such as commodity price volatility, counterparty performance or creditworthiness and interest rate risk;
- the capital-intensive nature of our business, and the availability of and access to, in general, funds to meet our debt obligations prior to or when they become due and to fund our operations and capital expenditures, either through (i) cash on hand, (ii) operating cash flow, or (iii) access to the capital markets and other sources of liquidity;
- our ability to obtain capital on commercially reasonable terms, or on terms acceptable to us, or at all;

- limitations on our operating flexibility, earnings and cash flows due to restrictions in our financing arrangements;
- cross-default provisions in our borrowing arrangements, which may lead to our inability to satisfy all of our outstanding obligations in the event of a default on our part;
- changes in the financial markets during the periods covered by the forward-looking statements, particularly those affecting the availability of capital and our ability to refinance existing debt and fund investments and acquisitions to execute our business strategy;
- actions of rating agencies, including the ratings of debt, general corporate ratings and changes in the rating agencies' ratings criteria;
- changes in inflation and interest rates;
- our ability to recover the costs of natural gas purchased for our customers and any related financing required to support our purchase of natural gas supply;
- impact of potential impairment charges;
- volatility and changes in markets for natural gas and our ability to secure additional and sufficient liquidity on reasonable commercial terms to cover costs associated with such volatility;
- possible loss of LDC franchises or other adverse effects caused by the actions of municipalities;
- payment and performance by counterparties and customers as contracted and when due, including our counterparties maintaining ordinary course terms of supply and payments;
- changes in existing or the addition of new environmental, safety, tax, cybersecurity and other laws or regulations to which we and our subsidiaries are subject, including those that may require significant expenditures, significant increases in operating costs or, in the case of noncompliance, substantial fines or penalties;
- the effectiveness of our risk-management policies and procedures, and employees violating our risk-management policies;
- the uncertainty of estimates, including accruals and costs of environmental remediation;
- advances in technology, including technologies that increase efficiency or that improve electricity's competitive position relative to natural gas;
- population growth rates and changes in the demographic patterns of the markets we serve in Oklahoma, Kansas and Texas, and economic conditions in these areas;
- acts of nature and naturally occurring disasters;
- political unrest and the potential effects of threatened or actual terrorism and war;
- the sufficiency of insurance coverage to cover losses;
- the effects of our strategies to reduce tax payments;
- changes in accounting standards;
- changes in corporate governance standards;
- existence of material weaknesses in our internal controls;
- our ability to comply with all covenants in our indentures and the ONE Gas Credit Agreement, a violation of which, if not cured in a timely manner, could trigger a default of our obligations;
- our ability to attract and retain talented employees, management and directors, and any shortage of skilled-labor;
- unexpected increases in the costs of providing health care benefits, along with pension and postemployment health care benefits, as well as declines in the discount rates on, declines in the market value of the debt and equity securities of, and increases in funding requirements for, our defined benefit plans; and
- our ability to successfully complete merger, acquisition or divestiture plans, regulatory or other limitations imposed as a result of a merger, acquisition or divestiture, and the success of the business following a merger, acquisition or divestiture.

These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other factors could also have material adverse effects on our future results. These and other risks are described in greater detail in Part 1, Item 1A, Risk Factors, in this Annual Report. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these factors. Other than as required under securities laws, we undertake no obligation to update publicly any forward-looking statement whether as a result of new information, subsequent events or change in circumstances, expectations or otherwise.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risk discussed below includes forward-looking statements. Our views on market risk are not necessarily indicative of actual results that may occur and do not represent the maximum possible gains and losses that may occur since actual gains and losses will differ from those estimated based on actual fluctuations in commodity prices or interest rates and the timing of transactions.

Commodity Price Risk

Our commodity price risk, driven primarily by fluctuations in the price of natural gas, is mitigated by our purchased-gas cost adjustment mechanisms through which we pass-through natural gas costs to our customers without profit. We may use fixed-price natural gas contracts or derivative instruments to hedge the cost of a portion of our anticipated natural gas purchases during the winter heating months to reduce the impact on our customers of upward market price volatility of natural gas. Additionally, we inject natural gas into storage during the warmer months, when natural gas prices are typically lower, and withdraw the natural gas during the colder months of the year. Gains or losses associated with these derivative instruments and the costs of our fixed-price natural gas contracts and storage activities are included in, and recoverable through our purchased-gas cost adjustment mechanisms, which are subject to review by regulatory authorities.

Interest-Rate Risk

We are exposed to interest-rate risk primarily associated with commercial paper borrowings, borrowings under our credit agreement, and new debt financing needed to fund capital requirements, including future contractual obligations and maturities of long-term and short-term debt. We may manage interest-rate risk on future borrowings through the use of fixed-rate debt, floating-rate debt and, at times, interest-rate swaps. Fixed-rate swaps may be used to reduce our risk of increased interest costs during periods of rising interest rates. Floating-rate swaps may be used to convert the fixed rates of long-term borrowings into short-term variable rates.

Counterparty Credit Risk

We assess the creditworthiness of our customers. Those customers who do not meet minimum standards are required to provide security, including deposits or other forms of collateral, when appropriate and allowed by tariff. With approximately 2.3 million customers across three states, we are not exposed materially to a concentration of credit risk. We maintain a provision for doubtful accounts based upon factors surrounding the credit risk of customers, historical trends, consideration of the current credit environment and other information. We recover the fuel-related portion of bad debts through our purchased-gas cost adjustment mechanisms.

ITEM 8.   **CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ONE Gas, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of ONE Gas, Inc. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of income, of comprehensive income, of equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for the Effects of Regulatory Matters

As described in Notes 1 and 3 to the consolidated financial statements, the Company is subject to rate regulation and accounting requirements of regulatory authorities in the states in which it operates, and it follows the accounting and reporting guidance for regulated operations, including evaluating regulatory decisions to determine appropriate revenue recognition, cost deferrals, recoverability for regulatory assets and refund requirements for regulatory liabilities. As disclosed by management, regulatory assets are recorded for costs that have been deferred for which future recovery through customer rates is considered probable and regulatory liabilities are recorded when it is probable that revenues will be reduced for amounts that will be credited to customers through the ratemaking process. As a result, certain costs that would normally be expensed under accounting principles generally accepted in the United States of America for non-regulated entities are capitalized or deferred on the balance sheet because it is probable they can be recovered through rates. The amounts to be recovered or recognized are based upon historical experience and management's understanding of regulations and may be affected by decisions of the regulatory authorities or the issuance of new regulations. Should recovery cease due to regulatory actions, certain regulatory assets may no longer meet the criteria for recognition, and accordingly, the Company may be required to write off the regulatory assets at that time. As described in Note 3, as of December 31, 2024, there were $379 million of deferred costs included in regulatory assets and $490 million of regulatory liabilities awaiting cash outflow or potential refund.

The principal considerations for our determination that performing procedures relating to the Company's accounting for the effects of regulatory matters is a critical audit matter are (i) the significant judgment by management in evaluating the impact of regulatory orders and accounting guidance on relevant transactions and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management's evaluation of revenue recognition, cost deferrals, and recoverability of regulatory assets, including the securitization of the costs related to the winter weather event and the recovery of the related regulatory assets, and refund requirements for regulatory liabilities.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the impact of regulatory orders and accounting guidance on relevant transactions, including controls over management's process for evaluating and recording (i) deferred costs, including the amounts to be deferred and the future recovery, resulting in regulatory assets or (ii) a reduction to revenues for amounts that will be credited to customers, resulting in regulatory liabilities. These procedures also included, among others, (i) evaluating management's process for identifying relevant transactions which require application of regulatory accounting guidance; (ii) evaluating the reasonableness of management's assessment regarding revenue recognition, probability of recovery and establishment of regulatory assets, including the securitization of the costs related to the winter weather event and the recovery of the related regulatory assets, and the establishment of regulatory liabilities; and (iii) testing the regulatory assets and regulatory liabilities considering the provisions and formulas outlined in rate orders and other regulatory correspondence.

/s/ PricewaterhouseCoopers LLP

Tulsa, Oklahoma
February 20, 2025

We have served as the Company's auditor since 2013.

ONE Gas, Inc.
CONSOLIDATED STATEMENTS OF INCOME

		Year Ended December 31,				
		2024		**2023**		**2022**
		(Thousands of dollars, except per share amounts)				
Total revenues	$	**2,083,558**	$	2,371,990	$	2,578,005
Cost of natural gas		**778,333**		1,134,510		1,459,087
Operating expenses						
Operations and maintenance		**530,111**		508,399		472,265
Depreciation and amortization		**296,699**		279,830		228,479
General taxes		**79,371**		71,661		68,217
Total operating expenses		**906,181**		859,890		768,961
Operating income		**399,044**		377,590		349,957
Other income, net		**7,427**		9,476		(4,183)
Interest expense, net		**(147,235)**		(115,339)		(77,506)
Income before income taxes		**259,236**		271,727		268,268
Income taxes		**(36,386)**		(40,495)		(46,526)
Net income	$	**222,850**	$	231,232	$	221,742
Earnings per share						
Basic	$	**3.92**	$	4.16	$	4.09
Diluted	$	**3.91**	$	4.14	$	4.08
Average shares (*thousands*)						
Basic		**56,826**		55,600		54,207
Diluted		**57,033**		55,860		54,338
Dividends declared per share of stock	$	**2.64**	$	2.60	$	2.48

See accompanying Notes to Consolidated Financial Statements.

ONE Gas, Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,		
	2024	2023	2022
	(*Thousands of dollars*)		
Net income	$ 222,850	$ 231,232	$ 221,742
Other comprehensive income, net of tax			
Change in pension and other postemployment benefit plan liability, net of tax of $(281), $140, and $(1,705), respectively	960	(478)	5,823
Net unrealized holding gain (loss) on available-for-sale securities, net of tax of $(25), $—, and $—, respectively	96	—	—
Total other comprehensive income (loss), net of tax	1,056	(478)	5,823
Comprehensive income	**$ 223,906**	**$ 230,754**	**$ 227,565**

See accompanying Notes to Consolidated Financial Statements.

ONE Gas, Inc.
CONSOLIDATED BALANCE SHEETS

	December 31, 2024		December 31, 2023
Assets		(*Thousands of dollars*)	
Property, plant and equipment			
Property, plant and equipment	$ 9,124,134	$	8,468,967
Accumulated depreciation and amortization	2,478,261		2,333,755
Net property, plant and equipment	6,645,873		6,135,212
Current assets			
Cash and cash equivalents	57,995		18,835
Restricted cash and cash equivalents	20,542		20,552
Total cash, cash equivalents and restricted cash and cash equivalents	78,537		39,387
Accounts receivable, net	408,448		347,864
Materials and supplies	91,662		77,649
Income tax receivable	53,624		3,947
Natural gas in storage	161,184		187,097
Regulatory assets	101,210		75,308
Other current assets	35,216		33,952
Total current assets	929,881		765,204
Goodwill and other assets			
Regulatory assets	278,006		287,906
Securitized intangible asset, net	265,951		293,619
Goodwill	157,953		157,953
Pension and other postemployment benefits	42,882		36,482
Other assets	105,025		94,618
Total goodwill and other assets	849,817		870,578
Total assets	$ 8,425,571	$	7,770,994

See accompanying Notes to Consolidated Financial Statements.

ONE Gas, Inc.
CONSOLIDATED BALANCE SHEETS
(Continued)

	December 31, 2024	December 31, 2023
Equity and Liabilities	(*Thousands of dollars*)	
Equity and long-term debt		
Common stock, $0.01 par value: authorized 250,000,000 shares; issued and outstanding 59,876,861 shares at December 31, 2024; issued and outstanding 56,545,924 shares at December 31, 2023	$ 599	$ 565
Paid-in capital	2,294,469	2,028,755
Retained earnings	809,606	737,739
Accumulated other comprehensive loss	(126)	(1,182)
Total equity	3,104,548	2,765,877
Other long-term debt, excluding current maturities, net of issuance costs	2,131,718	1,877,895
Securitized utility tariff bonds, excluding current maturities, net of issuance costs	253,568	282,506
Total long-term debt, excluding current maturities, net of issuance costs	2,385,286	2,160,401
Total equity and long-term debt	5,489,834	4,926,278
Current liabilities		
Current maturities of other long-term debt	14	772,984
Current maturities of securitized utility tariff bonds	28,956	27,430
Notes payable	914,600	88,500
Accounts payable	261,321	278,056
Accrued taxes other than income	75,608	68,793
Regulatory liabilities	22,525	66,901
Customer deposits	56,243	62,187
Other current liabilities	99,009	112,370
Total current liabilities	1,458,276	1,477,221
Deferred credits and other liabilities		
Deferred income taxes	891,738	752,068
Regulatory liabilities	467,563	500,478
Other deferred credits	118,160	114,949
Total deferred credits and other liabilities	1,477,461	1,367,495
Commitments and contingencies		
Total liabilities and equity	$ 8,425,571	$ 7,770,994

See accompanying Notes to Consolidated Financial Statements.

ONE Gas, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year Ended December 31,	
	2024	2023	2022
	(Thousands of dollars)		
Operating activities			
Net income	$ 222,850	$ 231,232	$ 221,742
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	296,699	279,830	228,479
Deferred income taxes	106,522	24,773	(22,034)
Share-based compensation expense	13,733	12,184	10,741
Provision for doubtful accounts	6,705	9,698	6,003
Proceeds from government securitization of winter weather event costs	—	197,366	1,330,582
Changes in assets and liabilities:			
Accounts receivable	(67,289)	196,272	(213,656)
Materials and supplies	(14,013)	(6,776)	(15,981)
Income tax receivable	(49,677)	(3,947)	—
Natural gas in storage	25,913	82,108	(89,559)
Asset removal costs	(58,952)	(62,023)	(47,032)
Accounts payable	(15,014)	(90,046)	85,915
Accrued taxes other than income	6,815	(9,559)	11,317
Customer deposits	(5,944)	4,333	(4,600)
Regulatory assets and liabilities - current	(90,829)	7,249	52,417
Regulatory assets and liabilities - noncurrent	19,354	38,869	53,992
Other assets and liabilities - current	(17,091)	30,017	(23,377)
Other assets and liabilities - noncurrent	(11,371)	(2,048)	(14,107)
Cash provided by operating activities	368,411	939,532	1,570,842
Investing activities			
Capital expenditures	(703,165)	(666,634)	(609,486)
Other investing expenditures	(10,402)	(8,508)	(8,632)
Other investing receipts	6,072	5,499	4,008
Cash used in investing activities	(707,495)	(669,643)	(614,110)
Financing activities			
Borrowings (repayments) of notes payable, net	826,100	(463,500)	58,000
Issuance of other long-term debt, net of premiums and discounts	253,467	299,583	297,591
Issuance of securitized utility tariff bonds, net of discounts	—	—	335,931
Long-term debt financing costs	(2,193)	(2,508)	(8,567)
Repayment of other long-term debt	(773,013)	—	(1,627,000)
Repayment of securitized utility tariff bonds	(27,939)	(20,716)	—
Issuance of common stock	252,379	85,259	133,711
Dividends paid	(149,456)	(144,094)	(133,954)
Tax withholdings related to net share settlements of stock compensation	(1,111)	(2,653)	(3,169)
Cash provided by (used in) financing activities	378,234	(248,629)	(947,457)
Change in cash, cash equivalents, restricted cash and restricted cash equivalents	39,150	21,260	9,275
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of period	39,387	18,127	8,852
Cash, cash equivalents, restricted cash and restricted cash equivalents at end of period	$ 78,537	$ 39,387	$ 18,127
Supplemental cash flow information:			
Cash paid for interest, net of amounts capitalized	$ 148,987	$ 80,726	$ 84,871
Cash paid (received) for other state income taxes	$ 366	$ 769	$ 621
Cash paid (received) for state income taxes - Oklahoma	$ (4,546)	$ 1,571	$ 5,300
Cash paid (received) for federal income taxes	$ (16,280)	$ 18,504	$ 61,500

See accompanying Notes to Consolidated Financial Statements.

ONE Gas, Inc.
CONSOLIDATED STATEMENTS OF EQUITY

	Common Stock Issued	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Equity
	(Shares)			*(Thousands of dollars)*		
January 1, 2022	53,633,210 $	536 $	1,790,362 $	565,161 $	(6,527) $	2,349,532
Net income	—	—	—	221,742	—	221,742
Other comprehensive income (loss)	—	—	—	—	5,823	5,823
Common stock issued and other	1,716,744	17	141,266	—	—	141,283
Common stock dividends - $2.48 per share	—	—	1,086	(135,040)	—	(133,954)
December 31, 2022	55,349,954	553	1,932,714	651,863	(704)	2,584,426
Net income	—	—	—	231,232	—	231,232
Other comprehensive income (loss)	—	—	—	—	(478)	(478)
Common stock issued and other	1,195,970	12	94,779	—	—	94,791
Common stock dividends - $2.60 per share	—	—	1,262	(145,356)	—	(144,094)
December 31, 2023	56,545,924	565	2,028,755	737,739	(1,182)	2,765,877
Net income	—	—	—	**222,850**	—	**222,850**
Other comprehensive income (loss)	—	—	—	—	**1,056**	**1,056**
Common stock issued and other	**3,330,937**	**34**	**264,187**	—	—	**264,221**
Common stock dividends - $2.64 per share	—	—	**1,527**	**(150,983)**	—	**(149,456)**
December 31, 2024	**59,876,861 $**	**599 $**	**2,294,469 $**	**809,606 $**	**(126) $**	**3,104,548**

See accompanying Notes to Consolidated Financial Statements.

ONE Gas, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The consolidated financial statements include the accounts of our natural gas distribution business as set forth in "Organization and Nature of Operations" below. All significant balances and transactions between our subsidiaries have been eliminated.

Organization and Nature of Operations - We provide natural gas distribution services to approximately 2.3 million customers in Oklahoma, Kansas and Texas through our three divisions, Oklahoma Natural Gas, Kansas Gas Service and Texas Gas Service, respectively. We primarily serve residential, commercial and transportation customers in all three states. We are a corporation incorporated under the laws of the state of Oklahoma, and our common stock is listed on the NYSE under the trading symbol "OGS."

Segments - We operate in one reportable business segment: regulated public utilities that deliver natural gas primarily to residential, commercial and transportation customers. We define reportable business segments as components of an organization for which discrete financial information is available and operating results are evaluated on a regular basis by the CODM in order to assess performance and allocate resources. Our CODM is our Chief Executive Officer. Characteristics of our organization that were relied upon in making this determination include the similar nature of services we provide, the functional alignment of our organizational structure, and the reports that are regularly reviewed by the CODM for the purpose of assessing performance and allocating resources. Our management is functionally aligned and centralized, with performance evaluated based upon results of the entire distribution business. Capital allocation decisions are driven by asset integrity management, operating efficiency, growth opportunities and government-requested pipeline relocations, not geographic location or regulatory jurisdiction.

In 2024, 2023 and 2022, we had no single external customer from which we received 10 percent or more of our gross revenues.

Revenues - We recognize revenue from contracts with customers to depict the transfers of goods and services to customers at an amount that we expect to be entitled to receive in exchange for these goods and services. Our sources of revenue are disaggregated by natural gas sales, transportation revenues, and miscellaneous revenues, which are primarily one-time service fees, that meet the requirements of ASC 606. Certain revenues that do not meet the requirements of ASC 606 are classified as other revenues in our Notes to Consolidated Financial Statements in this Annual Report.

Our natural gas sales to customers and transportation revenues represent revenues from contracts with customers through implied contracts established by our tariffs approved by regulatory authorities. Our customers receive the benefits of our performance when the commodity is delivered to the customer. The performance obligation is satisfied over time as the customer receives the natural gas.

For deliveries of natural gas, customers are billed on a monthly cycle. We recognize revenues upon the delivery of natural gas or services rendered to customers. The billing cycles for customers do not necessarily coincide with the accounting periods used for financial reporting purposes. We accrue unbilled revenues for natural gas that has been delivered but not yet billed at the end of an accounting period. We use the invoice method practical expedient, where we recognize revenue for volumes delivered for which we have a right to invoice. Our estimate of accrued unbilled revenue is based on a percentage estimate of amounts unbilled each month, which is dependent upon a number of factors, some of which require management's judgment. These factors include customer consumption patterns and the impact of weather on usage. The accrued unbilled natural gas sales revenue is included in accounts receivable on our consolidated balance sheets.

Our miscellaneous revenues from contracts with customers represent implied contracts established by our tariff rates approved by the regulatory authorities and include miscellaneous utility services with the performance obligation satisfied at a point in time when services are rendered to the customer.

Total other revenues consist of revenues associated with regulatory mechanisms that do not meet the requirements of ASC 606 as revenue from contracts with customers, but authorize us to accrue revenues earned based on tariffs approved by regulatory authorities. Other revenues - natural gas sales primarily relate to the WNA mechanism in Kansas. This mechanism adjusts our revenues earned for the variance between actual and normal HDDs. This mechanism can have either positive (warmer than normal) or negative (colder than normal) effects on revenues.

We collect and remit other taxes on behalf of governmental authorities, and we record these amounts in accrued taxes other than income in our consolidated balance sheets. See Note 2 for additional discussion of revenues.

Use of Estimates - The preparation of our consolidated financial statements and related disclosures in accordance with GAAP requires us to make estimates and assumptions with respect to values or conditions that cannot be known with certainty that affect the reported amount of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements. These estimates and assumptions also affect the reported amounts of revenue and expenses during the reporting period. Items that may be estimated include, but are not limited to, the economic useful life of assets, fair value of assets and liabilities, provisions for doubtful accounts receivable, unbilled revenues for natural gas delivered but for which meters have not been read, natural gas purchased but for which no invoice has been received, provision for income taxes, including any deferred income tax valuation allowances, the results of litigation and various other recorded or disclosed amounts.

We evaluate these estimates on an ongoing basis using historical experience and other methods we consider reasonable based on the particular circumstances. Nevertheless, actual results may differ significantly from the estimates. Any effects on our financial position or results of operations from revisions to these estimates are recorded in the period when the facts that give rise to the revision become known.

Cost of Natural Gas - Cost of natural gas includes commodity purchases, fuel, storage, transportation, financial derivatives, and other gas purchase costs recovered through our cost of natural gas regulatory mechanisms and does not include an allocation of general operating costs or depreciation and amortization. These cost of natural gas regulatory mechanisms provide a method of recovering natural gas costs on an ongoing basis without a profit. See Note 3 for additional discussion of purchased gas cost recoveries.

Cash, Cash Equivalents and Restricted Cash and Restricted Cash Equivalents - Cash equivalents and restricted cash equivalents consist of highly liquid investments, which are readily convertible into cash and have original maturities of three months or less. At December 31, 2024, we held $45.4 million in highly liquid investments. Highly liquid investments were not material at December 31, 2023. Restricted cash consists of funds that are contractually or legally restricted as to usage or withdrawal and have been presented separately from cash and cash equivalents on our consolidated balance sheets. Restricted cash and restricted cash equivalents accounts were established for payment of Securitized Utility Tariff Bond issuance costs and payment of debt service on those bonds.

Property, Plant and Equipment - Our properties are stated at cost, which includes direct construction costs such as direct labor, materials, burden and AFUDC. Generally, the cost of our property retired or sold, plus removal costs, less salvage, is charged to accumulated depreciation. Gains and losses from sales or retirement of an entire operating unit or system of our properties are recognized in income. Maintenance and repairs are charged directly to expense.

AFUDC represents the cost of borrowed funds used to finance construction activities. We capitalize interest costs during the construction or upgrade of qualifying assets. Capitalized interest is recorded as a reduction to interest expense, net.

Our properties are depreciated using the straight-line method over their estimated useful lives. Generally, we apply composite depreciation rates to functional groups of property having similar economic circumstances. We periodically conduct depreciation studies to assess the economic lives of our assets. These depreciation studies are completed as a part of our regulatory proceedings, and the changes in economic lives, if applicable, are implemented prospectively when the new rates are approved by our regulators and become effective. Changes in the estimated economic lives of our property, plant and equipment could have a material effect on our financial position, results of operations or cash flows.

Property, plant and equipment on our consolidated balance sheets includes construction work in process for capital projects that have not yet been placed in service and therefore are not being depreciated. Assets are transferred out of construction work in process when they are substantially complete and ready for their intended use.

See Note 14 for additional information regarding our property, plant and equipment.

Accounts Receivable, Net - Accounts receivable represent valid claims against nonaffiliated customers for natural gas sold or services rendered. We assess the creditworthiness of our customers. Those customers who do not meet minimum standards may be required to provide security, including deposits and other forms of collateral, when appropriate and allowed by our tariffs. With approximately 2.3 million customers across three states, we are not exposed materially to a concentration of credit risk. We maintain an allowance for doubtful accounts based upon factors surrounding the credit risk of customers, historical trends, consideration of the current environment and other information. We recover natural gas costs related to accounts written off

when they are deemed uncollectible through the purchased-gas cost adjustment mechanisms in each of our jurisdictions. At December 31, 2024 and 2023, our allowance for doubtful accounts was $14.9 million and $16.1 million, respectively.

Inventories - Natural gas in storage is accounted for on the basis of weighted-average cost. Materials and supplies inventories are stated at the lower of weighted-average cost or net realizable value.

Leases - We determine if an arrangement is a lease at inception if the contract conveys the right to control the use and obtain substantially all the economic benefits from the use of an identified asset for a period of time in exchange for consideration. We identify a lease as a finance lease if the agreement includes any of the following criteria: transfer of ownership by the end of the lease term; an option to purchase the underlying asset that the lessee is reasonably certain to exercise; a lease term that represents 75 percent or more of the remaining economic life of the underlying asset; a present value of lease payments and any residual value guaranteed by the lessee that equals or exceeds 90 percent of the fair value of the underlying asset; or an underlying asset that is so specialized in nature that there is no expected alternative use to the lessor at the end of the lease term. A lease that does not meet any of these criteria is considered an operating lease.

Lease right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and liabilities are recognized at the commencement date of a lease based on the present value of lease payments over the lease term. Our lease terms may include options to extend or terminate the lease. We include these extension or termination options in the determination of the lease term when it is reasonably certain that we will exercise that option. We have lease agreements with lease and non-lease components, which are accounted for separately. Additionally, for certain office equipment leases, we apply a portfolio approach to effectively account for the operating lease right-of-use assets and liabilities. We do not recognize leases having a term of less than one year in our consolidated balance sheets.

For purposes of determining the present value of the lease payments, we use a lease's implicit interest rate when readily determinable. As most of our leases do not provide an implicit interest rate, we use an incremental borrowing rate based on available information at the commencement of the lease. Lease cost for operating leases is recognized on a straight-line basis over the lease term. See Note 6 for additional information regarding our leases.

Derivatives and Risk Management Activities - We record all derivative instruments at fair value, with the exception of certain commodity purchase contracts for which we have chosen the normal purchase normal sale election as they are expected to result in physical delivery. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, the reason for holding it, or if regulatory requirements impose a different accounting treatment.

If certain conditions are met, we may elect to designate a derivative instrument as a hedge of exposure to changes in fair values or cash flows. We have not elected to designate any of our derivative instruments as hedges.

The table below summarizes the various ways in which we account for our derivative instruments and the impact on our consolidated financial statements:

	Recognition and Measurement	
Accounting Treatment	**Balance Sheet**	**Income Statement**
Normal purchases and normal sales	- Fair value not recorded	- Change in fair value not recognized in earnings
Mark-to-market	- Recorded at fair value	- Change in fair value recognized in, and recoverable through, the purchased-gas cost adjustment mechanisms

See Note 16 for additional information regarding our economic hedging activities using derivatives.

Fair Value Measurements - We define fair value as the price that would be received from the sale of an asset or the transfer of a liability in an orderly transaction between market participants at the measurement date. We use the market and income approaches to determine the fair value of our assets and liabilities and consider the markets in which the transactions are executed. We measure the fair value of a group of financial assets and liabilities consistent with how a market participant would price the net risk exposure at the measurement date.

<u>Fair Value Hierarchy</u> - At each balance sheet date, we utilize a fair value hierarchy to classify fair value amounts recognized or disclosed in our consolidated financial statements based on the observability of inputs used to estimate such fair value. The levels of the hierarchy are described below:

- Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
- Level 2 - Significant observable pricing inputs other than quoted prices included within Level 1 that are, either directly or indirectly, observable as of the reporting date. Essentially, this represents inputs that are derived principally from or corroborated by observable market data; and
- Level 3 - May include one or more unobservable inputs that are significant in establishing a fair value estimate. These unobservable inputs are developed based on the best information available and may include our own internal data.

We recognize transfers into and out of the levels as of the end of each reporting period.

Determining the appropriate classification of our fair value measurements within the fair value hierarchy requires management's judgment regarding the degree to which market data is observable or corroborated by observable market data. We categorize derivatives for which fair value is determined using multiple inputs within a single level, based on the lowest level input that is significant to the fair value measurement in its entirety. See Note 16 for additional information regarding our fair value measurements.

Impairment of Goodwill and Long-Lived Assets - We assess our goodwill for impairment at least annually as of July 1, unless events or a change in circumstances indicate an impairment may have occurred before that time. As part of our goodwill impairment test, we first assess qualitative factors (including macroeconomic conditions, industry and market considerations, cost factors and overall financial performance) to determine whether it is more likely than not that our fair value is less than the carrying amount of our net assets. If further testing is necessary or a quantitative test is elected to refresh our recurring qualitative assessment, we perform a quantitative impairment test for goodwill.

Our impairment assessment is performed by comparing our fair value with our book value, including goodwill. If the fair value is less than the book value, an impairment is measured by the amount of our carrying value that exceeds fair value, not to exceed the carrying amount of our goodwill.

To estimate fair value, we use two generally accepted valuation approaches, an income approach and a market approach, using assumptions consistent with a market participant's perspective. Under the income approach, we use anticipated cash flows over a period of years plus a terminal value and discount these amounts to their present value using appropriate discount rates. Under the market approach, we apply acquisition multiples to forecasted cash flows. The acquisition multiples used are consistent with historical market transactions. The forecasted cash flows are based on average forecasted cash flows over a period of years.

Our goodwill impairment analysis performed in 2024 and 2023 utilized a qualitative assessment and did not result in any impairment indicators, nor did our analysis reflect our reporting unit at risk. Subsequent to July 1, 2024, no event has occurred indicating that it is more likely than not that our fair value is less than the carrying value of our net assets.

We assess our long-lived assets for impairment whenever events or changes in circumstances indicate that an asset's carrying amount may not be recoverable. An impairment is indicated if the carrying amount of a long-lived asset exceeds the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of the asset. If an impairment is indicated, we record an impairment loss equal to the difference between the carrying value and the fair value of the long-lived asset. We determined that there were no material asset impairments in 2024, 2023 or 2022.

Securitized Intangible Asset - On November 18, 2022, KGSS-I acquired the Securitized Utility Tariff Property from Kansas Gas Service for $327.4 million. The Securitized Utility Tariff Property is classified as a securitized intangible asset on our consolidated balance sheets. This securitized intangible asset will be amortized over 10 years, the estimated period needed to collect the required amounts from Kansas Gas Service's customers to service the Securitized Utility Tariff Bonds. The amortization expense related to the securitized intangible asset will be included in depreciation and amortization expense in our consolidated statements of income. For the years ended December 31, 2024 and 2023, we recorded $27.7 million and $30.2 million, respectively, of amortization expense related to the securitized intangible asset. At the end of its life, this securitized intangible asset will have no residual value. See Note 5 for additional information about the Securitized Utility Tariff Bonds.

Finite-lived intangible assets are stated at cost, net of accumulated amortization, which is recorded on a straight-line or accelerated basis over the life of the asset. We review amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If such a review should indicate that

the carrying amount of amortizable intangible assets is not recoverable, we reduce the carrying amount of such assets to fair value.

Regulation - We are subject to the rate regulation and accounting requirements of the OCC, KCC, RRC and various municipalities in Texas. We follow the accounting and reporting guidance for regulated operations, including evaluating regulatory decisions to determine appropriate revenue recognition, cost deferrals and recoverability for regulatory assets and refund requirements for regulatory liabilities. During the ratemaking process, regulatory authorities set the framework for what we can charge customers for our services and establish the manner that our costs are accounted for, including allowing us to defer recognition of certain costs and permitting recovery of the amounts through rates over time, as opposed to expensing such costs as incurred. Examples include weather normalization, unrecovered purchased-gas costs, extraordinary costs associated with Winter Storm Uri, pension and postemployment benefit costs and ad-valorem taxes. This allows us to stabilize rates over time rather than passing such costs on to the customer for immediate recovery. Actions by regulatory authorities could have an effect on the amount recovered from customers. Any difference in the amount recoverable and the amount deferred is recorded as income or expense at the time of the regulatory action. A write-off of regulatory assets and costs not recovered may be required if all or a portion of the regulated operations have rates that are no longer:

- established by independent regulators;
- designed to recover our costs of providing regulated services; and
- set at levels that will recover our costs when considering the demand and competition for our services.

Should recovery cease due to regulatory actions, certain of these assets may no longer meet the criteria for recognition and accordingly, a write-off of regulatory assets and stranded costs may be required. There were no write-offs of regulatory assets resulting from the failure to meet the criteria for capitalization during 2024, 2023 and 2022.

See Note 3 for additional information regarding our regulatory assets and liabilities.

Pension and Other Postemployment Employee Benefits - We have defined benefit pension plans covering eligible employees, all of which are closed to new participants. We also sponsor welfare plans that provide other postemployment medical and life insurance benefits to eligible employees who retire with at least five years of service. To calculate the costs and liabilities related to our plans, we utilize an outside actuarial consultant, which uses statistical and other factors to anticipate future events. These factors include assumptions about the discount rate, expected return on plan assets, rate of future compensation increases, age and mortality and employment periods. We use tables issued by the Society of Actuaries to estimate mortality rates. In determining the projected benefit obligations and costs, assumptions can change from period to period and may result in material changes in the cost and liabilities we recognize.

Income Taxes - Deferred income taxes are recorded for the difference between the financial statement and income tax basis of assets and liabilities and carryforward items, based on income tax laws and rates existing at the time the temporary differences are expected to reverse. The effect on deferred income taxes of a change in tax rates is deferred and amortized for operations regulated by the OCC, KCC, RRC and various municipalities in Texas, if, as a result of an action by a regulator, it is probable that the effect of the change in tax rates will be recovered from or returned to customers through future rates. We continue to amortize previously deferred investment tax credits for ratemaking purposes over the periods prescribed by our regulators.

A valuation allowance for deferred income tax assets is recognized when it is more likely than not that some or all of the benefit from the deferred income tax asset will not be realized. To assess that likelihood, we use estimates and judgment regarding our future taxable income, as well as the jurisdiction in which such taxable income is generated, to determine whether a valuation allowance is required. Such evidence can include our current financial position, our results of operations, both actual and forecasted, the reversal of deferred income tax liabilities, as well as the current and forecasted business economics of our industry. We had no valuation allowance at December 31, 2024 and 2023.

We utilize a more-likely-than-not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position that is taken or expected to be taken in a tax return. We reflect penalties and interest as part of income tax expense as they become applicable for tax provisions that do not meet the more-likely-than-not recognition threshold and measurement attribute. There were no material uncertain tax positions at December 31, 2024 and 2023.

Changes in tax laws or tax rates are recognized in the financial reporting period that includes the enactment date.

See Note 12 for additional information regarding income taxes.

Asset Retirement Obligations - Asset retirement obligations represent legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the asset. Certain long-lived assets that comprise our natural gas distribution systems, primarily our pipeline assets, are subject to agreements or regulations that give rise to an asset retirement obligation for removal or other disposition costs associated with retiring the assets in place upon the discontinued use of the natural gas distribution system. We recognize the fair value of a liability for an asset retirement obligation in the period when it is incurred if a reasonable estimate of the fair value can be made. We are not able to estimate reasonably the fair value of the asset retirement obligations for portions of our assets because the settlement dates are indeterminable given our expected continued use of the assets with proper maintenance. We expect our natural gas distribution systems will continue in operation for the foreseeable future. Based on our proximity to significant natural gas reserves and infrastructure and the widespread use of natural gas for heating and cooking activities by residential and commercial customers in our service areas, we expect supply and demand to exist for the foreseeable future.

In accordance with long-standing regulatory treatment, we collect through rates the estimated costs of removal on certain regulated properties through depreciation expense as a portion of the net salvage value component of our composite deprecation rates, with a corresponding credit to accumulated depreciation and amortization. These removal costs collected through our rates include costs attributable to legal and nonlegal removal obligations. These costs are addressed prospectively in depreciation rates in each general rate order.

For financial reporting purposes, if the removal costs collected have exceeded our removal costs incurred, we estimate a regulatory liability using current rates since the last general rate order in each of our jurisdictions. At December 31, 2024 and 2023, we have recorded a regulatory liability, as our removal costs incurred are less than amounts collected through our depreciation rates in one of our service territories. Significant uncertainty exists regarding the recording of these regulatory liabilities, pending, among other issues, clarification of regulatory intent. We continue to monitor the regulatory requirements, and the regulatory liabilities incurred may be adjusted as more information is obtained. To the extent these estimated liabilities are adjusted, such amounts will be reclassified between accumulated depreciation and amortization and regulatory liabilities on our balance sheet and therefore will not have an impact on earnings.

Contingencies - Our accounting for contingencies covers a variety of business activities, including contingencies for legal and environmental exposures. We accrue these contingencies when our assessments indicate that it is probable that a liability has been incurred or an asset will not be recovered and an amount can be estimated reasonably. We expense legal fees as incurred and base our legal liability estimates on currently available facts and our estimates of the ultimate outcome or resolution. Accruals for the estimated cost of environmental remediation obligations generally are recognized no later than the completion of a remediation feasibility study. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable. Actual results may differ from our estimates resulting in an impact, positive or negative, on earnings.

See Note 15 for additional information regarding contingencies.

Share-Based Payments - We expense the fair value of share-based payments net of estimated forfeitures. We estimate forfeiture rates based on historical forfeitures under our share-based payment plans.

Earnings per share - Basic EPS is calculated by dividing net income by the daily weighted-average number of common shares outstanding during the periods presented, which includes fully vested stock awards that have not yet been issued as common stock. Diluted EPS is based on shares outstanding for the calculation of basic EPS, plus unvested stock awards granted under our compensation plans and equity forward sale agreements, but only to the extent these instruments dilute earnings per share.

Reclassifications - Reclassifications have been made in the prior-year financial statements to conform to the current-year presentation. We have updated our consolidated balance sheet at December 31, 2023, to disaggregate the following line items from their previous presentation to conform to our current-year presentation: "income tax receivable" from "other current assets" and "pension and other postemployment benefits" from "other assets." We have also updated our consolidated balance sheet at December 31, 2023, to include "employee benefit obligations" within "other deferred credits."

Recently Issued Accounting Standards Update - In November 2024, the FASB issued ASU-2024-03, "Disaggregation of Income Statement Expenses (Subtopic 220-40)." The amendments in this standard address requests from investors for more detailed information about the types of expenses commonly presented in income statements and will require a footnote disclosure to disaggregate, in a tabular presentation, each relevant expense category on the face of the income statement that includes any of the following natural expenses: purchases of inventory, employee compensation, depreciation, intangible asset amortization, and depreciation, depletion, and amortization recognized as part of oil- and gas-producing activities or other types of depletion expenses. The amendments in this update are effective for annual periods beginning after December 15, 2026, and

interim periods within annual periods beginning after December 15, 2027. We are currently assessing the timing and impacts of adopting this standard.

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures," which is intended to enhance annual income tax disclosures to address investor requests for more information about the tax risks and opportunities present in an entity's operations. The amendments in this standard require disclosure of additional information in specified categories with respect to the reconciliation of the effective tax rate to the statutory rate (the rate reconciliation) for federal, state, and foreign income taxes. They also require greater detail about individual reconciling items in the rate reconciliation to the extent the impact of those items exceeds a specified threshold. In addition to new disclosures associated with the rate reconciliation, the amendments in this update require information pertaining to taxes paid (net of refunds received) to be disaggregated for federal, state, and foreign taxes and further disaggregated for specific jurisdictions to the extent the related amounts exceed a quantitative threshold. The amendments in this update are effective for annual periods beginning after December 15, 2024. We adopted this guidance for 2024 — earlier than the effective date. Our adoption did not result in a material impact to our consolidated financial statements. See Note 12 for additional information regarding income taxes.

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," which is intended to improve annual and interim reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in this standard enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The amendments in this update are effective for annual periods beginning after December 15, 2023, and interim periods within annual periods beginning after December 15, 2024. We adopted this guidance as of the effective date. Our adoption did not result in a material impact to our consolidated financial statements and disclosures.

2.   REVENUE

The following table sets forth our revenues disaggregated by source for the periods indicated:

| | Year Ended December 31, | | |
	2024	2023	2022
	(Thousands of dollars)		
Natural gas sales to customers	$ 1,841,400	$ 2,141,908	$ 2,410,048
Transportation revenues	137,111	132,945	125,951
Securitization customer charges (Note 17)	44,390	48,677	5,769
Miscellaneous revenues	22,971	22,791	19,850
Total revenues from contracts with customers	2,045,872	2,346,321	2,561,618
Other revenues - natural gas sales related	24,296	12,764	3,403
Other revenues	13,390	12,905	12,984
Total other revenues	37,686	25,669	16,387
Total revenues	$ 2,083,558	$ 2,371,990	$ 2,578,005

Accrued unbilled natural gas sales revenues at December 31, 2024 and December 31, 2023, were $212.0 million and $191.4 million, respectively, and are included in accounts receivable on our consolidated balance sheets.

3.   REGULATORY ASSETS AND LIABILITIES

The tables below present a summary of regulatory assets and liabilities, net of amortization, for the periods indicated:

		December 31, 2024		
	Recovery Period	Current	Noncurrent	Total
		(Thousands of dollars)		
Winter weather event costs	(a)	$ 9,051	$ 15,938	$ 24,989
Under-recovered purchased-gas costs	1 year	43,819	—	43,819
Pension and postemployment benefit costs, net	See Note 11	1,358	224,837	226,195
Reacquired debt costs	4 years	723	1,989	2,712
MGP remediation costs	15 years	1,000	30,067	31,067
Ad-valorem tax	1 year	14,066	—	14,066
WNA	1 year	26,684	—	26,684
Customer credit deferrals	1 year	255	3,639	3,894
Other, net	1 to 20 years	4,254	1,536	5,790
Total regulatory assets		101,210	278,006	379,216
Income tax rate changes	(a)	—	(467,563)	(467,563)
Over-recovered purchased-gas costs	1 year	(22,525)	—	(22,525)
Total regulatory liabilities		(22,525)	(467,563)	(490,088)
Net regulatory assets and liabilities		$ 78,685	$ (189,557)	$ (110,872)

(a) Recovery period varies by jurisdiction. See discussion below for additional information regarding our regulatory assets related to winter weather event costs and regulatory liabilities related to income tax rate changes.

		December 31, 2023		
	Recovery Period	Current	Noncurrent	Total
		(Thousands of dollars)		
Winter weather event costs	(a)	$ 22,633	$ 21,495	$ 44,128
Under-recovered purchased-gas costs	1 year	10,391	—	10,391
Pension and postemployment benefit costs	See Note 11	6,379	228,092	234,471
Reacquired debt costs	6 years	723	2,712	3,435
MGP remediation costs	15 years	98	31,893	31,991
Ad-valorem tax	1 year	14,533	—	14,533
WNA	1 year	11,404	—	11,404
Customer credit deferrals	1 year	6,184	—	6,184
Other	1 to 18 years	2,963	3,714	6,677
Total regulatory assets		75,308	287,906	363,214
Income tax rate changes	(a)	—	(500,478)	(500,478)
Over-recovered purchased-gas costs	1 year	(66,901)	—	(66,901)
Total regulatory liabilities		(66,901)	(500,478)	(567,379)
Net regulatory assets and liabilities		$ 8,407	$ (212,572)	$ (204,165)

(a) Recovery period varies by jurisdiction. See discussion below for additional information regarding our regulatory assets related to winter weather event costs and regulatory liabilities related to income tax rate changes.

Regulatory assets in our consolidated balance sheets, as authorized by various regulatory authorities, are probable of recovery. Base rates and certain riders are designed to provide a recovery of costs during the period such rates are in effect, but do not generally provide for a return on investment for amounts we have deferred as regulatory assets. All of our regulatory assets are subject to review by the respective regulatory authorities during future regulatory proceedings.

Other regulatory assets and liabilities - Purchased-gas costs represent the natural gas costs that have been over- or under-recovered from customers through the purchased-gas cost adjustment mechanisms, and includes natural gas utilized in our operations and premiums paid and any cash settlements received from our purchased natural gas call options.

The OCC, KCC and regulatory authorities in Texas have approved the recovery of pension costs and other postemployment benefits costs through rates for Oklahoma Natural Gas, Kansas Gas Service and Texas Gas Service, respectively. The costs recovered through rates are based on the net periodic benefit cost for defined benefit pension and other postemployment costs.

Differences, if any, between the net periodic benefit cost (credit), net of deferrals, and the amount recovered through rates are reflected in earnings. We historically have recovered defined benefit pension and other postemployment benefit costs through rates. We believe it is probable that regulators will continue to include the net periodic pension and other postemployment benefit costs in our cost of service.

We amortize reacquired debt costs in accordance with the accounting guidelines prescribed by the OCC and the KCC.

See Note 15 for additional information regarding our regulatory assets for MGP remediation costs.

Ad-valorem tax represents the difference in Kansas Gas Service's taxes incurred each year above or below the amount approved in base rates. This difference is deferred as a regulatory asset or liability for a 12-month period. Kansas Gas Service then applies an adjustment to customers' bills to refund the over-collected revenue or bill the under-collected revenue over the subsequent 12 months.

Weather normalization represents revenue over- or under-recovered through the WNA rider in Kansas. This amount is deferred as a regulatory asset or liability for a 12-month period. Kansas Gas Service then applies an adjustment to customers' bills for 12 months to refund the over-collected revenue or bill the under-collected revenue.

The customer credit deferrals and the noncurrent regulatory liability for income tax rate changes represents deferral of the effects of enacted federal and state income tax rate changes on our ADIT and the effects of these changes on our rates. See Note 12 for additional information regarding the impact of income tax rate changes.

Recovery through rates resulted in amortization of regulatory assets, net, of approximately $14.4 million, $14.7 million and $9.4 million for the years ended December 31, 2024, 2023 and 2022, respectively.

4.   CREDIT FACILITY AND SHORT-TERM DEBT

In June 2024, we entered into an agreement that increased the capacity of the ONE Gas Credit Agreement to $1.275 billion from $1.2 billion with commitments from existing lenders and the addition of a new lender.

In October 2024, we entered into an agreement that increased the capacity of the ONE Gas Credit Agreement to $1.35 billion from $1.275 billion with commitments from existing lenders and the addition of a new lender. Other than the increased commitments and the addition of a new lender, all other terms and conditions of the ONE Gas Credit Agreement remain in full force and effect, including the maturity date of March 16, 2028.

The ONE Gas Credit Agreement provides for a $1.35 billion revolving unsecured credit facility and includes a $20 million letter of credit subfacility and a $60 million swingline subfacility. We can request an increase in commitments of up to an additional $150 million upon satisfaction of customary conditions, including receipt of commitments from either new lenders or increased commitments from existing lenders. The ONE Gas Credit Agreement is available to provide liquidity for working capital, capital expenditures, acquisitions and mergers, the issuance of letters of credit and for other general corporate purposes.

The ONE Gas Credit Agreement contains certain financial, operational and legal covenants. Among other things, these covenants include maintaining ONE Gas' total debt-to-capital ratio of no more than 70 percent at the end of any calendar quarter. At December 31, 2024, our total debt-to-capital ratio was 51.8 percent and we were in compliance with all covenants under the ONE Gas Credit Agreement. Excluding the debt of KGSS-I, which is non-recourse to us, our total debt-to-capital ratio was 49.5 percent. We may reduce the unutilized portion of the ONE Gas Credit Agreement in whole or in part without premium or penalty. The ONE Gas Credit Agreement contains customary events of default. Upon the occurrence of certain events of default, our obligations under the ONE Gas Credit Agreement may be accelerated and the commitments may be terminated.

At December 31, 2024, we had $1.35 million in letters of credit issued and no borrowings under the ONE Gas Credit Agreement, with approximately $1.349 billion of remaining credit, which is available to repay our commercial paper borrowings.

In July 2024, we increased the capacity of our commercial paper program to $1.275 billion from $1.2 billion.

In October 2024, we increased the capacity of our commercial paper program to $1.35 billion from $1.275 billion. Under our commercial paper program, we may issue unsecured commercial paper to fund short-term borrowing needs. The maturities of the commercial paper vary but may not exceed 270 days from the date of issue. Commercial paper is generally sold at par less a

discount representing an interest factor. At December 31, 2024 and December 31, 2023, we had $914.6 million and $88.5 million of commercial paper outstanding with a weighted-average interest rate of 4.77 percent and 5.60 percent, respectively.

5. LONG-TERM DEBT

The table below presents a summary of our long-term debt outstanding for the periods indicated:

| | Interest Rate | December 31, | |
		2024	2023
		(*Thousands of dollars*)	
Senior Notes due:			
February 2024	3.610%	$ —	$ 300,000
March 2024	1.100%	—	473,000
April 2029	5.100%	550,000	300,000
May 2030	2.000%	300,000	300,000
September 2032	4.250%	300,000	300,000
February 2044	4.658%	600,000	600,000
November 2048	4.500%	400,000	400,000
Total Senior Notes		2,150,000	2,673,000
KGSS-I Securitized Utility Tariff Bonds	5.486%	287,345	315,284
Unamortized discounts, net of premiums, on long-term debt		(3,624)	(7,615)
Debt issuance costs (a)		(20,691)	(21,092)
Other	8.000%	1,226	1,238
Total long-term debt, net		2,414,256	2,960,815
Less: current maturities of KGSS-I securitized utility tariff bonds, net		28,956	27,430
Less: current maturities of other long-term debt, net		14	772,984
Noncurrent portion of long-term debt, net		$ 2,385,286	$ 2,160,401

(a) Includes issuance costs and discounts for the KGSS-I Securitized Utility Tariff Bonds of $4.8 million and $5.3 million, at December 31, 2024 and December 31, 2023 respectively.

Senior Notes - The indenture governing our Senior Notes includes an event of default upon the acceleration of other indebtedness of $100 million or more. Such events of default would entitle the trustee or the holders of 25 percent in aggregate principal amount of the outstanding Senior Notes to declare those Senior Notes immediately due and payable in full.

Depending on the series, we may redeem our Senior Notes at par, plus accrued and unpaid interest to the redemption date, starting one month, three months or six months before their maturity dates. Prior to these dates, we may redeem these Senior Notes, in whole or in part, at a redemption price equal to the principal amount, plus accrued and unpaid interest and a make-whole premium. The redemption price will never be less than 100 percent of the principal amount of the respective Senior Note plus accrued and unpaid interest to the redemption date. Senior Notes are senior unsecured obligations, ranking equally in right of payment with all of our existing and future unsecured senior indebtedness.

In December 2023, we issued $300 million of 5.10 percent senior notes due April 2029. The proceeds from the issuance were used to repay amounts outstanding under our commercial paper program and for general corporate purposes.

We repaid our $300 million of 3.61 percent senior notes due February 2024 and our $473 million of 1.10 percent senior notes due March 2024 upon maturity with commercial paper.

In August 2024, we reopened our outstanding 5.10 percent senior notes due 2029 and issued an additional $250 million. After the completion of this offering, the aggregate principal amount of the outstanding 5.10 percent senior notes due 2029 is $550 million.

6.   LEASES

We have operating leases for office facilities, gas storage facilities, IT equipment and right-of-way contracts. Our leases have remaining lease terms of less than one year to five years, some of which include options to extend the leases for up to 10 years, and some of which include options to terminate the leases within specified time frames. We have not entered into any finance leases.

Our right-of-use asset is $17.5 million and $21.0 million as of December 31, 2024 and 2023, respectively, and is reported within other assets in our consolidated balance sheets. Operating lease liabilities are reported within our accounts payable and other liabilities in our consolidated balance sheets. Total operating lease cost including immaterial amounts attributable to short-term operating leases was $7.7 million, $7.7 million, and $7.8 million in 2024, 2023 and 2022, respectively.

In 2024, we reassessed certain operating leases for office facilities and IT equipment which were extended or modified, resulting in an increase of $2.7 million in our right-of-use asset and operating lease liability.

Other information related to operating leases	Year Ended December 31, 2024		2023		2022
	(Millions of dollars)				
Weighted-average remaining lease term	**4 years**		4 years		5 years
Weighted-average discount rate	**4.37 %**		4.28 %		4.04 %
Supplemental cash flows information					
Lease payments	$	**(7.9)**	$	(8.3)	$ (8.2)
Right-of-use assets obtained in exchange for lease obligations	$	**2.7**	$	3.9	$ 0.3

Future minimum lease payments under non-cancellable operating leases	December 31, 2024	
	(Millions of dollars)	
2025	$	**5.9**
2026		**4.3**
2027		**3.3**
2028		**3.0**
2029		**1.5**
Thereafter		**—**
Total future minimum lease payments	$	**18.0**
Imputed interest		**(1.4)**
Total operating lease liability	$	**16.6**
Consolidated balance sheets as of December 31, 2024		
Current operating lease liability	$	**5.2**
Long-term operating lease liability		**11.4**
Total operating lease liability	$	**16.6**

7.   EQUITY

Preferred Stock - At December 31, 2024, we had 50 million, $0.01 par value, authorized shares of preferred stock available. We have not issued or established any classes or series of shares of preferred stock.

Common Stock - At December 31, 2024, we had approximately 190.1 million shares of authorized common stock available for issuance.

Equity Issuances - On December 27, 2024, we settled under forward contracts 3,160,465 shares (926,465 shares from forwards related to an at-the-market equity distribution agreement and 2,234,000 from forwards related to underwriting agreements) of our common stock for net proceeds of $245.7 million ($75.2 million from forwards related to an at-the market equity distribution agreement and $170.5 million from forwards related to underwriting agreements).

In December 2024, we amended the two forward sale agreements we entered into in September 2023 to extend the maturity date of 223,000 and 180,000 shares of our common stock, to December 31, 2025 from December 31, 2024. The amended forward sale agreements provide for settlement on a date, or dates, to be specified at our discretion but which will occur no later than December 31, 2025.

In February 2023, we entered into an at-the-market equity distribution agreement under which we may issue and sell shares of our common stock with an aggregate offering price up to $300 million. This at-the-market equity program replaced our previous at-the-market equity program, which began in February 2020, and expired in February 2023. Sales of common stock are made by means of ordinary brokers' transactions on the NYSE, in block transactions or as otherwise agreed to between us and the sales agent. We are under no obligation to offer and sell common stock under the program. At December 31, 2024, we had $225.5 million of equity available for issuance under the program.

The following table summarizes all of our outstanding forward sale agreements at December 31, 2024:

Maturity	Original Shares	Remaining Shares	Forward Price	Net Proceeds Available
	(Shares)	(Shares)	(Per share)	(Thousands of dollars)
December 31, 2025	1,200,000	223,000 $	74.65 $	16,647
December 31, 2025	180,000	180,000	74.60	13,428
Total forward sale agreements	**1,380,000**	**403,000 $**	**74.63 $**	**30,075**

Dividends Declared - For the years ended December 31, 2024 and 2023, we declared and paid dividends of $2.64 per share ($0.66 per share quarterly) and $2.60 per share ($0.65 per share quarterly), respectively. In January 2025, we declared a dividend of $0.67 per share ($2.68 per share on an annualized basis) for shareholders of record as of February 21, 2025, payable on March 7, 2025.

8.   ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table sets forth the balance in accumulated other comprehensive loss for the periods indicated:

	Accumulated Other Comprehensive Loss
	(Thousands of dollars)
January 1, 2023	$ (704)
Pension plan obligation	
Other comprehensive income (loss) before reclassification, net of tax of $140	(477)
Amounts reclassified from accumulated other comprehensive loss, net of tax of $—	(1)
Other comprehensive income (loss)	(478)
December 31, 2023	(1,182)
Pension plan obligation	
Other comprehensive income (loss) before reclassification, net of tax of $(281)	961
Amounts reclassified from accumulated other comprehensive loss, net of tax of $—	(1)
Available-for-sale securities	
Other comprehensive income (loss) before reclassification, net of tax of $(24)	94
Amounts reclassified from accumulated other comprehensive loss, net of tax of $(1)	2
Other comprehensive income (loss)	1,056
December 31, 2024	$ (126)

The following table sets forth the effect of reclassifications from accumulated other comprehensive loss in our consolidated statements of income for the periods indicated:

Details About Accumulated Other Comprehensive Loss Components	Year Ended December 31, 2024	2023	2022	Affected Line Item in the Consolidated Statements of Income
	(Thousands of dollars)			
Pension and other postemployment benefit plan obligations (a)				
Amortization of net gain (loss)	$ (5,770)	$ (1,960)	$ (17,010)	
Amortization of unrecognized prior service credit (cost)	(372)	(525)	(289)	
	(6,142)	(2,485)	(17,299)	
Regulatory adjustments (b)	6,143	2,486	17,141	
Amounts reclassified from accumulated other comprehensive loss	1	1	(158)	Other income (expense), net
Available-for-sale securities				
Amounts reclassified from accumulated other comprehensive loss	(3)	—	—	Other income (expense), net
Total available-for-sale securities	(3)	—	—	
Total reclassifications before tax	(2)	1	(158)	Income before income taxes
Tax effect of reclassifications	1	—	36	Income tax expense
Net reclassifications for the period	$ (1)	$ 1	$ (122)	Net income

(a) These components of accumulated other comprehensive loss are included in the computation of net periodic benefit credit. See Note 11 for additional detail of our net periodic benefit credit.
(b) Regulatory adjustments represent pension and other postemployment benefit credits or costs expected to be recovered through rates and are deferred as part of our regulatory assets. See Note 3 for additional disclosures of regulatory assets and liabilities.

9.   EARNINGS PER SHARE

Basic EPS is calculated by dividing net income by the daily weighted-average number of common shares outstanding during the periods presented, which includes fully vested stock awards that have not yet been issued as common stock. Diluted EPS is based on shares outstanding for the calculation of basic EPS, plus unvested stock awards granted under our compensation plans and equity forward sale agreements, but only to the extent these instruments dilute earnings per share.

The following tables set forth the computation of basic and diluted EPS from continuing operations for the periods indicated:

	Year Ended December 31, 2024		
	Income	Shares	Per Share Amount
	(Thousands, except per share amounts)		
Basic EPS Calculation			
Net income available for common stock	$ 222,850	56,826	$ 3.92
Diluted EPS Calculation			
Effect of dilutive securities	—	207	
Net income available for common stock and common stock equivalents	$ 222,850	57,033	$ 3.91

	Year Ended December 31, 2023		
	Income	Shares	Per Share Amount
	(Thousands, except per share amounts)		
Basic EPS Calculation			
Net income available for common stock	$ 231,232	55,600	$ 4.16
Diluted EPS Calculation			
Effect of dilutive securities	—	260	
Net income available for common stock and common stock equivalents	$ 231,232	55,860	$ 4.14

	Year Ended December 31, 2022		
	Income	Shares	Per Share Amount
	(Thousands, except per share amounts)		
Basic EPS Calculation			
Net income available for common stock	$ 221,742	54,207	$ 4.09
Diluted EPS Calculation			
Effect of dilutive securities	—	131	
Net income available for common stock and common stock equivalents	$ 221,742	54,338	$ 4.08

10.   SHARE-BASED PAYMENTS

The ECP provides for the granting of stock-based compensation, including incentive stock options, nonstatutory stock options, stock bonus awards, restricted stock awards, restricted stock unit awards, performance stock awards and performance unit awards to eligible employees and the granting of stock awards to non-employee directors. At December 31, 2024, we have 4.3 million shares of common stock reserved for issuance under the ECP. At December 31, 2024, we had approximately 1.7 million shares available for issuance under the ECP, which reflect shares issued and estimated shares expected to be issued upon vesting of outstanding awards granted under the plan, less forfeitures. The plan allows for the deferral of awards granted in stock or cash, in accordance with the Code section 409A requirements.

Compensation expense for our ECP share-based payment plans was $8.8 million, net of tax benefits of $2.9 million, for 2024, $7.8 million, net of tax benefits of $2.6 million, for 2023, and $6.8 million, net of tax benefits of $2.3 million, for 2022.

Restricted Stock Unit Awards - We have granted restricted stock unit awards to key employees that vest over a service period of generally three years and entitle the grantee to receive shares of our common stock. Restricted stock unit awards granted accrue dividend equivalents in the form of additional restricted stock units prior to vesting. Restricted stock unit awards are measured at fair value as if they were vested and issued on the grant date and adjusted for estimated forfeitures. Compensation

expense is recognized on a straight-line basis over the vesting period of the award. A forfeiture rate of 3 percent per year based on historical forfeitures under our share-based payment plans is used.

Performance Stock Unit Awards - We have granted performance stock unit awards to key employees. The shares of common stock underlying the performance stock units vest at the expiration of a service period of generally three years if certain performance criteria are met by us as determined by the Executive Compensation Committee of the Board of Directors. Upon vesting, a holder of performance stock units is entitled to receive a number of shares of common stock equal to a percentage (0 percent to 200 percent) of the performance stock units granted, based on our total shareholder return over the vesting period, compared with the total shareholder return of a peer group of other utilities over the same period.

If paid, the outstanding performance stock unit awards entitle the grantee to receive shares of our common stock. The outstanding performance stock unit awards are equity awards with a market-based condition, which results in the compensation expense for these awards being recognized on a straight-line basis over the requisite service period, provided that the requisite service period is fulfilled, regardless of when, if ever, the market condition is satisfied. The performance stock unit awards granted accrue dividend equivalents in the form of additional performance stock units prior to vesting. The fair value of these performance stock units was estimated on the grant date based on a Monte Carlo model. The compensation expense on these awards will only be adjusted for forfeitures. A forfeiture rate of 3 percent per year based on historical forfeitures under our share-based payment plans is used.

Restricted Stock Unit Award Activity

Total unrecognized compensation expense related to the nonvested restricted stock unit awards was $4.2 million and $4.0 million as of December 31, 2024 and 2023, respectively, which is expected to be recognized over a weighted-average period of 1.7 years. The following tables set forth activity and various statistics for restricted stock unit awards outstanding under the respective plans for the period indicated:

	Number of Units	Weighted-Average Grant Date Fair Value
Nonvested at December 31, 2023	126,948	$ 77.50
Granted	67,432	60.74
Vested	(41,168)	72.46
Forfeited	(4,175)	71.40
Nonvested at December 31, 2024	149,037	$ 68.79

	2024	2023	2022
Weighted-average grant date fair value *(per share)*	$ 60.74	$ 81.79	$ 76.96
Fair value of shares granted *(thousands of dollars)*	$ 4,096	$ 3,995	$ 4,342

For the years ended December 31, 2024, 2023 and 2022, the fair value of restricted stock vested was $3.2 million, $2.8 million, and $2.9 million, respectively.

Performance Stock Unit Award Activity

Total unrecognized compensation expenses related to the nonvested performance stock unit awards was $10.0 million and $9.7 million as of December 31, 2024 and 2023, respectively, which is expected to be recognized over a weighted-average period of 1.7 years. The following tables set forth activity and various statistics related to our performance stock unit awards and the assumptions used by us in the valuations of the 2024, 2023 and 2022 grants at the grant date:

	Number of Units	Weighted-Average Grant Date Fair Value
Nonvested at December 31, 2023	247,326	$ 95.23
Granted	139,727	67.83
Vested	—	—
Forfeited	(81,568)	82.85
Nonvested at December 31, 2024	305,485	$ 86.00

	2024	2023	2022
Volatility (a)	**26.63%**	29.20%	34.00%
Dividend yield	**4.35%**	3.18%	3.22%
Risk-free interest rate (b)	**4.46%**	4.37%	1.65%

(a) - Volatility based on historical volatility over three years using daily stock price observations of our peer utilities.
(b) - Using 3-year treasury rate.

	2024		2023		2022	
Weighted-average grant date fair value *(per share)*	$	**67.83**	$	105.74	$	95.80
Fair value of shares granted *(thousands of dollars)*	$	**9,478**	$	10,095	$	8,360

For the year ended December 31, 2024, there was no vested performance stock. For the years ended December 31, 2023 and 2022, the fair value of performance stock vested was $3.7 million and $5.2 million, respectively.

Employee Stock Purchase Plan

We have reserved a total of 1.25 million shares of common stock for issuance under our ESPP. Employees can choose to have up to 10 percent of their annual base pay withheld to purchase our common stock, subject to terms and limitations of the plan. The purchase price of the stock is 85 percent of the lower of the average market price of our common stock on the grant date or exercise date. Approximately 44 percent, 45 percent and 42 percent of employees participated in the plan in 2024, 2023 and 2022, respectively. For the years ended December 31, 2024, 2023 and 2022, employees purchased 122,906, 108,875, and 86,657 shares, respectively, at an average price of $53.98, $58.98 and $65.21, respectively.

Compensation expense related to our ESPP, before taxes, was $1.5 million, $1.2 million and $1.1 million for the years ended December 31, 2024, 2023 and 2022, respectively.

11.   EMPLOYEE BENEFIT PLANS

Defined Benefit Pension and Other Postemployment Benefit Plans

Defined Benefit Pension Plans - We have a defined benefit pension plan and a supplemental executive retirement plan for certain eligible employees, both of which are closed to new participants. Certain employees of the Texas Gas Service division are entitled to benefits under a frozen cash-balance pension plan. We fund our defined benefit pension costs at a level needed to maintain or exceed the minimum funding levels required by the Employee Retirement Income Security Act of 1974, as amended, and the Pension Protection Act of 2006.

Other Postemployment Benefit Plans - We sponsor health and welfare plans that provide postemployment medical and life insurance benefits to certain eligible employees who retire with at least five years of service. The postemployment medical plan is contributory based on hire date, age and years of service, with retiree contributions adjusted periodically, and contains other cost-sharing features such as deductibles and coinsurance.

Actuarial Assumptions - The following table sets forth the weighted-average assumptions used to determine benefit obligations for pension and postemployment benefits for the periods indicated:

	December 31,	
	2024	**2023**
Discount rate - pension plans	**5.70%**	5.30%
Discount rate - other postemployment plans	**5.75%**	5.40%
Compensation increase rate	**3.50% - 4.30%**	3.50% - 4.30%

The following table sets forth the weighted-average assumptions used by us to determine the periodic benefit costs for pension and postemployment benefits for the periods indicated:

	Year Ended December 31,		
	2024	**2023**	**2022**
Discount rate - pension plans	**5.30%**	5.60%	3.05%/4.55% (a)
Discount rate - other postemployment plans	**5.40%**	5.70%	3.00%
Expected long-term return on plan assets - pension plans	**6.70%**	6.75%	6.40%
Expected long-term return on plan assets - other postemployment plans	**5.20%**	5.55%	5.85%
Compensation increase rate	**3.50% - 4.30%**	3.60% - 5.00%	3.10% - 5.00%

(a) Pension plans were remeasured as of April 30, 2022.

We determine our discount rates annually. We estimate our discount rate based upon a comparison of the expected cash flows associated with our future payments under our defined benefit pension and other postemployment obligations to a hypothetical bond portfolio created using high-quality bonds that closely match expected cash flows. Bond portfolios are developed by selecting a bond for each of the next 60 years based on the maturity dates of the bonds. Bonds selected to be included in the portfolios are only those rated by Moody's as AA- or better and exclude callable bonds, bonds with less than a minimum issue size, yield outliers and other filtering criteria to remove unsuitable bonds.

We determine our overall expected long-term rate of return on plan assets based on our review of historical returns and economic growth models. We update our assumed mortality rates to incorporate new tables issued by the Society of Actuaries as needed.

Regulatory Treatment - The OCC, KCC and regulatory authorities in Texas have approved the recovery of pension and other postemployment benefits costs through rates for Oklahoma Natural Gas, Kansas Gas Service and Texas Gas Service, respectively. The costs recovered through rates are based on current funding requirements and the net periodic benefit cost for defined benefit pension and other postemployment costs. Differences, if any, between the net periodic benefit cost (credit), net of deferrals, and the amount recovered through rates are reflected in earnings.

We historically have recovered defined benefit pension and other postemployment benefit costs (credit) through rates. We believe it is probable that regulators will continue to include the net periodic pension and other postemployment benefit costs (credit) in our cost of service.

We capitalize all eligible service cost and non-service credit components pursuant to the accounting requirements of ASC Topic 980 (Regulated Operations) for rate-regulated entities, as these components are authorized by our regulators to be included in capitalized costs. Noncurrent regulatory liabilities in our consolidated balance sheets reflect the capitalized non-service credit components of $6.7 million and $2.2 million as of December 31, 2024 and 2023, respectively. See Note 3 for additional information.

Obligations and Funded Status - The following table sets forth our defined benefit pension and other postemployment benefit plans, benefit obligations and fair value of plan assets for the periods indicated:

		Pension Benefits		Other Postemployment Benefits	
		December 31,		December 31,	
		2024	2023	2024	2023
Changes in Benefit Obligation		*(Thousands of dollars)*			
Benefit obligation, beginning of period	$	**803,605**	$ 784,633	$ **158,535**	$ 168,342
Service cost		**6,204**	7,242	**610**	730
Interest cost		**41,123**	42,428	**8,179**	9,154
Plan participants' contributions		**—**	—	**2,631**	2,823
Actuarial loss (gain)		**(27,026)**	23,015	**(3,267)**	(5,551)
Benefits paid		**(54,099)**	(53,713)	**(15,704)**	(16,963)
Settlements		**(38,690)**	—	**—**	—
Benefit obligation, end of period	$	**731,117**	$ 803,605	$ **150,984**	$ 158,535
Change in Plan Assets					
Fair value of plan assets, beginning of period	$	**795,381**	$ 768,961	$ **181,608**	$ 181,877
Actual return on plan assets		**22,322**	78,827	**8,404**	11,325
Employer contributions		**1,559**	1,306	**—**	2,546
Plan participants' contributions		**—**	—	**2,631**	2,823
Benefits paid		**(54,099)**	(53,713)	**(13,154)**	(16,963)
Settlements		**(39,762)**	—	**—**	—
Fair value of assets, end of period		**725,401**	795,381	**179,489**	181,608
Benefit asset (obligation), net	$	**(5,716)**	$ (8,224)	$ **28,505**	$ 23,073
Pension and other postemployment benefits	$	**14,377**	$ 13,409	$ **28,505**	$ 23,073
Current liabilities		**(1,409)**	(1,368)	**—**	—
Noncurrent liabilities		**(18,684)**	(20,265)	**—**	—
Benefit asset (obligation), net	$	**(5,716)**	$ (8,224)	$ **28,505**	$ 23,073

The accumulated benefit obligation for our defined benefit pension plans was $703.4 million and $772.1 million at December 31, 2024 and 2023, respectively.

For the years ended December 31, 2024 and 2023, the pension benefit obligations experienced actuarial gains and losses of $27.0 million and $23.0 million, respectively, primarily due to the impact of increases in the discount rates used to calculate the benefit obligations.

In 2025, our contributions are expected to be $9.8 million to our defined benefit pension plans, and no contributions are expected to be made to our other postemployment benefit plans. In October 2024, we purchased group annuity contracts and transferred approximately $39 million of the assets and liabilities related to certain participants in our deferred benefit pension plan to a third-party insurance company.

The following tables set forth the components of net periodic benefit cost for our pension and other postemployment benefit plans for the periods indicated:

| | | Pension Benefits | |
| | | Year Ended December 31, | |
	2024	2023	2022
		(Thousands of dollars)	
Components of net periodic benefit cost (credit)			
Service cost	$ 6,204 $	7,242 $	10,369
Interest cost (a)	41,123	42,428	36,150
Expected return on assets (a)	(59,027)	(59,518)	(58,528)
Amortization of unrecognized prior service cost (a)	372	372	248
Amortization of net loss (a)	5,786	2,008	16,793
Net periodic benefit cost (credit)	$ (5,542) $	(7,468) $	5,032

(a) These amounts, net of any amounts capitalized as a regulatory asset, have been recognized as other (income) expense, net in the consolidated statement of income. See Note 13 for additional detail.

| | | Other Postemployment Benefits | |
| | | Year Ended December 31, | |
	2024	2023	2022
		(Thousands of dollars)	
Components of net periodic benefit cost (credit)			
Service cost	$ 610 $	730 $	1,274
Interest cost (a)	8,179	9,154	6,448
Expected return on assets (a)	(9,134)	(9,728)	(13,181)
Amortization of unrecognized prior service cost (credit) (a)	—	153	41
Amortization of net loss (gain) (a)	(16)	(48)	217
Net periodic benefit cost (credit)	$ (361) $	261 $	(5,201)

(a) These amounts, net of any amounts capitalized as a regulatory asset, have been recognized as other (income) expense, net in the consolidated statement of income. See Note 13 for additional detail.

We use a December 31 measurement date for our plans. On April 30, 2022, we amended our defined benefit pension plans to change the variable cost of living adjustment for eligible participants to a fixed rate. Accordingly, we remeasured our net benefit obligations as of April 30, 2022, resulting in an adjustment of approximately $7.2 million to our pension expense, net of capitalization and regulatory deferrals, for the year ended December 31, 2022.

Other Comprehensive Income (Loss) - The following table sets forth the amounts recognized in other comprehensive income (loss), net of regulatory deferrals, related to our defined benefit pension benefits for the period indicated:

| | | Pension Benefits | |
| | | Year Ended December 31, | |
	2024	2023	2022
		(Thousands of dollars)	
Net gain (loss) arising during the period	$ 1,242 $	(619) $	7,369
Amortization of net loss (gain)	(1)	1	159
Deferred income taxes	(281)	140	(1,705)
Total recognized in other comprehensive income (loss)	$ 960 $	(478) $	5,823

Due to our regulatory deferrals, there were no amounts recognized in other comprehensive income (loss) related to our other postemployment benefits for the periods presented.

Table of Contents

The tables below set forth the amounts in accumulated other comprehensive loss that had not yet been recognized as components of net periodic benefit credit for the periods indicated:

		Pension Benefits	
		December 31,	
		2024	2023
		(Thousands of dollars)	
Prior service cost	$	(1,720) $	(2,091)
Accumulated loss		(251,952)	(246,988)
Accumulated other comprehensive loss before regulatory asset		(253,672)	(249,079)
Regulatory asset for regulated entities		253,517	247,684
Accumulated other comprehensive loss after regulatory asset		(155)	(1,395)
Deferred income taxes		(67)	213
Accumulated other comprehensive loss, net of tax	$	(222) $	(1,182)

		Other Postemployment Benefits	
		December 31,	
		2024	2023
		(Thousands of dollars)	
Prior service cost	$	— $	—
Accumulated gain (loss)		1,065	(1,457)
Accumulated other comprehensive loss before regulatory asset		1,065	(1,457)
Regulatory asset for regulated entities		(1,065)	1,457
Accumulated other comprehensive loss after regulatory asset	$	— $	—

Health Care Cost Trend Rates - The following table sets forth the assumed health care cost-trend rates for the periods indicated:

	2024	2023
Health care cost-trend rate assumed for next year	7.00%	6.00%
Rate to which the cost-trend rate is assumed to decline (the ultimate trend rate)	4.50%	4.50%
Year that the rate reaches the ultimate trend rate	2035	2030

Plan Assets - Our investment strategy is to invest plan assets in accordance with sound investment practices that emphasize long-term fundamentals. The goal of this strategy is to maximize investment returns while managing risk in order to meet the plan's current and projected financial obligations. To achieve this strategy, we have established a liability-driven investment strategy to change the allocations as the funded status of the defined benefit pension plan increases. The plan's investments include a diverse blend of various domestic and international equities, investment-grade debt securities which mirror the cash flows of our liability, insurance contracts and alternative investments. The current target allocation for the assets of our defined benefit pension plan is as follows:

Investment-grade bonds	70.0 %
U.S. large-cap equities	13.0 %
Alternative investments	7.0 %
Developed foreign equities	5.0 %
Mid-cap equities	3.0 %
Emerging markets equities	1.0 %
Small-cap equities	1.0 %
Total	100.0 %

As part of our risk management for the plans, minimums and maximums have been set for each of the asset classes listed above. All investment managers for the plan are subject to certain restrictions on the securities they purchase and, with the exception of indexing purposes, are prohibited from owning our stock.

63

The current target allocation for the assets of our other postemployment benefits plan is 90 percent fixed income securities and 10 percent equity securities.

The following tables set forth our pension and other postemployment benefits plan assets by fair value category as of the measurement date:

		Pension Benefits December 31, 2024			
Asset Category		Level 1	Level 2	Level 3	Total
		(Thousands of dollars)			
Investments:					
Equity securities (a)	$	81,459 $	— $	— $	81,459
Government obligations		—	213,572	—	213,572
Corporate obligations (b)		—	328,915	—	328,915
Cash and money market funds (c)		5,871	24,737	—	30,608
Insurance contracts and group annuity contracts		—	—	11,177	11,177
Other investments (d)		—	—	59,670	59,670
Total assets	$	87,330 $	567,224 $	70,847 $	725,401

(a) - This category represents securities of the various market sectors from diverse industries.
(b) - This category represents bonds from diverse industries.
(c) - This category primarily represents money market funds.
(d) - This category represents alternative investments such as hedge funds and other financial instruments.

		Pension Benefits December 31, 2023			
Asset Category		Level 1	Level 2	Level 3	Total
		(Thousands of dollars)			
Investments:					
Equity securities (a)	$	88,477 $	— $	— $	88,477
Government obligations		—	204,669	—	204,669
Corporate obligations (b)		—	366,482	—	366,482
Cash and money market funds (c)		5,300	28,977	—	34,277
Insurance contracts and group annuity contracts		—	—	12,350	12,350
Other investments (d)		—	—	89,126	89,126
Total assets	$	93,777 $	600,128 $	101,476 $	795,381

(a) - This category represents securities of the various market sectors from diverse industries.
(b) - This category represents bonds from diverse industries.
(c) - This category primarily represents money market funds.
(d) - This category represents alternative investments such as hedge funds and other financial instruments.

		Other Postemployment Benefits December 31, 2024			
Asset Category		Level 1	Level 2	Level 3	Total
		(Thousands of dollars)			
Investments:					
Equity securities (a)	$	7,226 $	— $	— $	7,226
Government obligations		—	41,982	—	41,982
Corporate obligations (b)		—	36,411	—	36,411
Cash and money market funds (c)		806	12,167	—	12,973
Insurance contracts and group annuity contracts (d)		—	80,897	—	80,897
Total assets	$	8,032 $	171,457 $	— $	179,489

(a) - This category represents securities of the various market sectors from diverse industries.
(b) - This category represents bonds from diverse industries.
(c) - This category primarily represents money market funds.
(d) - This category includes equity securities and bonds held in a captive insurance product.

Other Postemployment Benefits
December 31, 2023

Asset Category		Level 1		Level 2		Level 3		Total
				(Thousands of dollars)				
Investments:								
Equity securities (a)	$	7,031	$	—	$	—	$	7,031
Government obligations		—		41,863		—		41,863
Corporate obligations (b)		—		38,615		—		38,615
Cash and money market funds (c)		751		13,245		—		13,996
Insurance contracts and group annuity contracts (d)		—		80,102		—		80,102
Total assets	$	7,782	$	173,825	$	—	$	181,607

(a) - This category represents securities of the various market sectors from diverse industries.
(b) - This category represents bonds from diverse industries.
(c) - This category primarily represents money market funds.
(d) - This category includes equity securities and bonds held in a captive insurance product.

Insurance contracts and group annuity contracts include investments in the Immediate Participation Guarantee Fund ("IPG Fund") with John Hancock and are valued at fair value. John Hancock invests the IPG Fund in its general fund portfolio. The contract value of the IPG Fund at the end of the year, which approximates fair value, is estimated. The difference between this estimated balance and the actual balance, as subsequently determined by John Hancock, is charged or credited to the net assets of the plans.

Certain investments that are categorized as money market funds in Level 2 and other investments in Level 3 represent alternative investments such as hedge funds and other financial instruments measured using the net asset value per share (or its equivalent) practical expedient.

The following tables set forth additional information regarding commitments and redemption limitations of these other investments at the periods indicated:

			December 31, 2024			
		Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period	
		(in thousands)			*(in days)*	
Grosvenor Registered Multi Limited Partnership	$	29,642	$ —	quarterly	65	
K2 Institutional Investors II Limited Partnership	$	30,028	$ —	quarterly	91	

			December 31, 2023			
		Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period	
		(in thousands)			*(in days)*	
Grosvenor Registered Multi Limited Partnership	$	40,872	$ —	quarterly	65	
K2 Institutional Investors II Limited Partnership	$	48,254	$ —	quarterly	91	

The following table sets forth the reconciliation of Level 3 fair value measurements of our pension plans for the periods indicated:

| | Pension Benefits | | |
	Insurance Contracts	Other Investments	Total
	(Thousands of dollars)		
January 1, 2023	$ 14,480	$ 87,031	$ 101,511
Unrealized gains	—	2,095	2,095
Unrealized losses	(618)	—	(618)
Purchases	1,562	—	1,562
Settlements	(3,074)	—	(3,074)
December 31, 2023	$ 12,350	$ 89,126	$ 101,476
Unrealized gains	**445**	—	**445**
Unrealized losses	—	**(2,984)**	**(2,984)**
Expense	**(167)**	—	**(167)**
Purchases	—	**1,408**	**1,408**
Sales	—	**(27,880)**	**(27,880)**
Benefits paid	**(1,451)**	—	**(1,451)**
December 31, 2024	**$ 11,177**	**$ 59,670**	**$ 70,847**

Pension and Other Postemployment Benefit Payments - Benefit payments for our defined benefit pension and other postemployment benefit plans for the year ended December 31, 2024 were $54.1 million and $15.7 million, respectively. The following table sets forth the pension benefits and other postemployment benefits payments expected to be paid in 2025-2034:

	Pension Benefits	Other Postemployment Benefits
Benefits to be paid in:	*(Thousands of dollars)*	
2025	$ 52,832	$ 14,127
2026	53,298	13,734
2027	53,470	13,431
2028	54,189	13,069
2029	54,094	12,745
2030 through 2034	271,532	58,985

The expected benefits to be paid are based on the same assumptions used to measure our benefit obligations at December 31, 2024, and include estimated future employee service.

Other Employee Benefit Plans

401(k) Plan - We have a 401(k) plan which covers all eligible employees. Employee contributions are discretionary and we match 100 percent of each participant's eligible contribution up to 6 percent of eligible compensation, subject to certain limits. Our contributions to the plan were $17.7 million, $16.7 million and $15.3 million in 2024, 2023 and 2022, respectively.

We plan to make a discretionary profit-sharing contribution to the 401(k) Plan each quarter equal to 1 percent of each participant's eligible compensation during the quarter. Additional discretionary profit-sharing contributions may be made after the end of each year. Our profit-sharing contributions made to the plan were $10.9 million, $12.6 million and $10.9 million in 2024, 2023 and 2022, respectively.

Nonqualified Deferred Compensation Plan - We have a nonqualified deferred compensation plan with obligations of $18.9 million and $16.0 million at December 31, 2024 and 2023, respectively, which are reported within other deferred credits in our consolidated balance sheets. These obligations represent the amount owed to plan participants and are treated as if invested in specified investment options. A significant portion of the obligation is indirectly funded with key-person corporate-owned life insurance policies to offset costs associated with our nonqualified deferred compensation plan and the supplemental executive retirement plan. These corporate-owned life insurance policies are measured at cash surrender value of $41.5 million and $37.9 million at December 31, 2024 and 2023, respectively, and are reported within other assets in our consolidated balance sheets.

Gains (losses) on the corporate-owned life insurance policies are recognized in other income (expense), net within our consolidated statements of income; see Note 13 for additional detail of our other income (expense), net. Deferred compensation expense (income) associated with the nonqualified deferred compensation plan is recognized in operations and maintenance expense within our consolidated statements of income and was $2.4 million, $2.3 million, and $(2.3) million for the years ended December 31, 2024, 2023 and 2022, respectively.

12.   INCOME TAXES

The following table sets forth our provision for income taxes for the periods indicated:

		Year Ended December 31,				
		2024		2023		2022
		(Thousands of dollars)				
Current income tax provision (benefit)						
Federal	$	(68,660)	$	16,551	$	61,745
State		(1,476)		(829)		6,815
Total current income tax provision (benefit)		(70,136)		15,722		68,560
Deferred income tax provision (benefit)						
Federal		110,717		21,905		(22,234)
State		(4,195)		2,868		200
Total deferred income tax provision (benefit)		106,522		24,773		(22,034)
Total provision for income taxes	$	36,386	$	40,495	$	46,526

The following table is a reconciliation of our income tax provision for the periods indicated:

	Year Ended December 31,					
	2024		2023		2022	
	(Thousands of dollars, except percentages)					
Income before income taxes	$259,236		$ 271,727		$ 268,268	
Federal statutory income tax rate	21 %		21 %		21 %	
Provision for federal income taxes	54,439	21%	57,063	21%	56,335	21%
State income taxes, net of federal tax benefit	4,333	2%	3,834	1%	7,016	3%
Tax effect of permanent differences	2,018	1%	1,860	1%	1,369	1%
Tax effect of state income tax deduction	(209)	—%	(443)	—%	(1,254)	—%
Amortization of excess deferred federal income taxes	(15,680)	(6)%	(20,565)	(8)%	(17,986)	(7)%
Amortization of excess deferred state income taxes	(10,004)	(4)%	(1,795)	(1)%	—	—%
Tax (expense) benefit for employee share-based compensation	1,063	—%	418	—%	350	—%
Other, net	426	—%	123	—%	696	—%
Total provision for income taxes and effective income tax rate	$ 36,386	14%	$ 40,495	14%	$ 46,526	18%

As of December 31, 2024, we have no uncertain tax positions. Changes in tax laws or tax rates are recognized in the financial reporting period that includes the enactment date. Oklahoma accounts for over 50 percent of state income taxes, net of federal tax benefits, and effect of state income taxes. In 2024, the IRS issued Revenue Procedure 2024-15, which allows for the deferral of income taxes on securitization bond proceeds received from a qualifying state financing entity. In 2022, Oklahoma Natural Gas received $1.3 billion in securitization bond proceeds and reported this amount as income on its federal income tax return for that year. Following the new revenue procedure, we amended our 2022 federal tax return to request a refund of $55.5 million, pending review and approval by the IRS. Additionally, we plan to file an amended Oklahoma corporate income tax return in the first quarter of 2025 to request a state refund of $1.5 million.

Income tax expense reflects credits for the amortization of the regulatory liability associated with EDIT, embedded in base rates, of $25.7 million and $22.4 million for the years ending December 31, 2024, and 2023, respectively.

The following table sets forth the tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and liabilities for the periods indicated:

	December 31,	
	2024	2023
	(*Thousands of dollars*)	
Deferred tax assets		
Employee benefits and other accrued liabilities	$ —	$ —
Regulatory adjustments for enacted tax rate changes	100,718	107,948
Net operating loss	405,316	93,255
Lease obligation basis	3,669	4,500
Purchased-gas cost adjustment	—	5,232
Other	—	—
Total deferred tax assets	509,703	210,935
Deferred tax liabilities		
Excess of tax over book depreciation	930,680	822,619
Winter weather event costs	381,818	56,914
Purchased-gas cost adjustment	8,654	—
Other regulatory assets and liabilities, net	73,904	70,384
Employee benefits and other accrued liabilities	934	205
Right-of-use asset basis	3,866	4,662
Other	1,585	8,219
Total deferred tax liabilities	1,401,441	963,003
Net deferred tax liabilities	$ 891,738	$ 752,068

At December 31, 2024 we had $378.9 million (tax effected) of federal net operating loss carryforwards and $26.4 million (tax effected) of state net operating loss carryforwards available to offset future taxable income.

We have filed our consolidated federal and state income tax returns for years 2021, 2022 and 2023. We are no longer subject to income tax examination for years prior to 2020.

13.   OTHER INCOME AND OTHER EXPENSE

The following table sets forth the components of other income and other expense for the periods indicated:

	Year Ended December 31,		
	2024	2023	2022
	(*Thousands of dollars*)		
Net periodic benefit credit other than service cost	$ 3,600	$ 4,017	$ 3,766
Gain (loss) on investments associated with nonqualified deferred compensation plans	3,653	4,826	(7,197)
Other income (expense), net	174	633	(752)
Total other income, net	$ 7,427	$ 9,476	$ (4,183)

14. PROPERTY, PLANT AND EQUIPMENT

The following table sets forth our property, plant and equipment by property type, for the periods indicated:

		December 31,		
		2024		**2023**
		(*Thousands of dollars*)		
Natural gas distribution pipelines and related equipment	$	**7,278,542**	$	6,716,074
Natural gas transmission pipelines and related equipment		**736,229**		713,505
General plant and other		**942,677**		907,946
Construction work in process		**166,686**		131,442
Property, plant and equipment		**9,124,134**		8,468,967
Accumulated depreciation and amortization		**(2,478,261)**		(2,333,755)
Net property, plant and equipment	$	**6,645,873**	$	6,135,212

We compute depreciation expense by applying composite, straight-line rates of approximately 2.7 percent to 3.2 percent as approved by various regulatory authorities.

We recorded capitalized interest of $8.2 million, $5.7 million and $4.5 million for the years ended December 31, 2024, 2023 and 2022, respectively. We incurred liabilities for construction work in process and asset removal costs that had not been paid at December 31, 2024, 2023 and 2022 of $33.7 million, $36.2 million and $28.6 million, respectively. Such amounts are not included in capital expenditures or in the change of working capital items on our consolidated statements of cash flows.

15. COMMITMENTS AND CONTINGENCIES

Leases - See Note 6 of the Notes to Consolidated Financial Statements in this Annual Report for discussion of operating leases.

Environmental Matters - We are subject to multiple laws and regulations regarding protection of the environment and natural and cultural resources, which affect many aspects of our present and future operations. Regulated activities include, but are not limited to, those involving air emissions, storm water and wastewater discharges, handling and disposal of solid and hazardous wastes, wetland preservation, plant and wildlife protection, hazardous materials use, storage and transportation, and pipeline and facility construction. These laws and regulations require us to obtain and/or comply with a wide variety of environmental clearances, registrations, licenses, permits and other approvals. Failure to comply with these laws, regulations, licenses and permits or the discovery of presently unknown environmental conditions may expose us to fines, penalties and/or interruptions in our operations that could be material to our results of operations. In addition, emission controls and/or other regulatory or permitting mandates under the CAA and other similar federal and state laws could require unexpected capital expenditures. We cannot assure that existing environmental statutes and regulations will not be revised or that new regulations will not be adopted or become applicable to us. Revised or additional statutes or regulations that result in increased compliance costs or additional operating restrictions could have a material adverse effect on our business, financial condition and results of operations. Our expenditures for environmental investigation and remediation compliance to-date have not been significant in relation to our financial position, results of operations or cash flows, and our expenditures related to environmental matters had no material effects on earnings or cash flows during 2024, 2023 and 2022.

We own or retain legal responsibility for certain environmental conditions at 12 former MGP sites in Kansas. These sites contain contaminants generally associated with MGP sites and are subject to control or remediation under various environmental laws and regulations. A consent agreement with the KDHE governs all environmental investigation and remediation work at these sites. The terms of the consent agreement require us to investigate these sites and set remediation activities based upon the results of the investigations and risk analysis. Remediation typically involves the management of contaminated soils and may involve removal of structures and monitoring and/or remediation of groundwater. We have completed or are addressing removal of the source of soil contamination at all 12 sites and continue to monitor groundwater at seven of the 12 sites according to plans approved by the KDHE. Regulatory closure has been achieved at five of the 12 sites, but these sites remain subject to potential future requirements that may result in additional costs.

We have an AAO that allows Kansas Gas Service to defer and seek recovery of costs necessary for investigation and remediation at, and nearby, these 12 former MGP sites that are incurred after January 1, 2017, up to a cap of $15.0 million, net of any related insurance recoveries. Costs approved for recovery in a future rate proceeding would then be amortized over a 15-year period. The unamortized amounts will not be included in rate base or accumulate carrying charges. Following a determination that future investigation and remediation work approved by the KDHE exceeds $15.0 million, net of any related

insurance recoveries, Kansas Gas Service is required to file an application with the KCC for approval to increase the $15.0 million cap. During 2024, we received $1.7 million in insurance proceeds for remediation costs related to these sites. At December 31, 2024 and December 31, 2023, we have deferred $31.1 million and $32.0 million, respectively, for accrued investigation and remediation costs pursuant to our AAO. On January 3, 2025, Kansas Gas Service requested to increase the cap on the AAO from $15.0 million to $32 million. The original $15.0 million cap approved in 2017 was the result of a unanimous settlement agreement and contained additional reporting requirements and obligations. Kansas Gas Service's request to increase the cap leaves all these additional provisions in place.

We also own or retain legal responsibility for certain environmental conditions at a former MGP site in Texas. At the request of the TCEQ, we began investigating the level and extent of contamination associated with the site under their Texas Risk Reduction Program. A preliminary site investigation revealed that this site contains contaminants generally associated with MGP sites and is subject to control or remediation under various environmental laws and regulations. At December 31, 2024, estimated costs associated with expected remediation activities for this site are not material.

Our expenditures for environmental evaluation, mitigation, remediation and compliance to date have not been significant in relation to our financial position, results of operations or cash flows, and our expenditures related to environmental matters had no material effects on earnings or cash flows during the years ended December 31, 2024, 2023 and 2022. The reserve for remediation of our MGP sites was $14.3 million in December 31, 2024 and December 31, 2023.

Environmental issues may exist with respect to these MGP sites that are unknown to us. Accordingly, future costs are dependent on the final determination and regulatory approval of any remedial actions, the complexity of the site, level of remediation required, changing technology and governmental regulations, and to the extent not recovered by insurance or recoverable in rates from our customers, could be material to our financial condition, results of operations or cash flows.

We are subject to environmental regulation by federal, state and local authorities. Due to the inherent uncertainties surrounding the development of federal and state environmental laws and regulations, we cannot determine with specificity the impact such laws and regulations may have on our existing and future facilities. With the trend toward stricter standards, greater regulation and more extensive permit requirements for the types of assets operated by us, our environmental expenditures could increase in the future, and such expenditures may not be fully recovered by insurance or recoverable in rates from our customers, and those costs may adversely affect our financial condition, results of operations and cash flows.

Pipeline Safety - We are subject to regulation under federal pipeline safety statutes and any analogous state regulations. These include safety requirements for the design, construction, operation, and maintenance of pipelines, including transmission and distribution pipelines. At the federal level, we are regulated by PHMSA. PHMSA regulations require the following for certain pipelines: inspection and maintenance plans; integrity management programs, including the determination of pipeline integrity risks and periodic assessments on certain pipeline segments; an operator qualification program, which includes certain trainings; a public awareness program that provides certain information; and a control room management plan.

As part of regulating pipeline safety, PHMSA promulgates various regulations. As part of the Consolidated Appropriations Act, 2021, the PIPES Act reauthorized PHMSA through 2023 and directed the agency to move forward with several regulatory actions, including the "Pipeline Safety: Class Location Change Requirements" and the "Pipeline Safety: Safety of Gas Transmission and Gathering Pipelines" proposed rulemakings. Congress has also instructed PHMSA to issue final regulations that will require operators of new and existing transmission and distribution pipeline facilities to conduct certain leak detection and repair programs and to require facility inspection and maintenance plans to align with those regulations. To the extent such rulemakings impose more stringent requirements on our facilities, we may be required to incur expenditures that may be material.

Legal Proceedings - We are a party to various litigation matters and claims that have arisen in the normal course of our operations. While the results of litigation and claims cannot be predicted with certainty, we believe the reasonably possible losses from such matters, individually and in the aggregate, are not material. Additionally, we believe the probable outcome of such matters will not have a material adverse effect on our results of operations, financial position or cash flows.

16.   DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Derivative Instruments - Our derivatives are comprised of over-the-counter natural gas fixed price swaps and call options.

Swaps - At December 31, 2024, we held over-the-counter natural gas fixed-price swaps for the heating season ending March 2025 with a total notional amount of 6.20 Bcf. At December 31, 2023, we held over-the counter natural gas fixed-prices swaps for the heating season ending March 2024 with a total notional amount of 5.1 Bcf.

Options - At December 31, 2024, we held purchased natural gas call options for the heating season ending March 2025 with the total notional amount of 0.60 Bcf, for which we premiums paid of $0.6 million. At December 31, 2023, we held purchased natural gas call options for the heating season ended March 2024 with total notional amount of 0.5 Bcf, for which we paid premiums of $0.5 million.

We have not designated any of our derivative instruments as accounting hedges. These contracts are included in, and recoverable through, our purchased-gas cost adjustment mechanisms. Additionally, premiums paid, changes in fair value and any settlements received associated with these contracts are deferred as part of our unrecovered purchased-gas costs in our consolidated balance sheets. There were no transfers between levels for the periods presented.

Other Financial Instruments - The approximate fair value of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable and accounts payable is equal to book value, due to the short-term nature of these items. Commercial paper is due upon demand and, therefore, the carrying amounts approximate fair value.

The following tables summarize, by level within the fair value hierarchy, our derivative and other assets and liabilities that were accounted for at fair value on a recurring basis at December 31, 2024 and 2023:

	December 31, 2024			
	Level 1	Level 2	Netting (c)	Total
	(Thousands of dollars)			
Assets:				
Derivative instruments - swaps (a)	$ —	$ 25	$ (25)	$ —
United States treasury notes (b)	8,721	—	—	8,721
Corporate bonds (b)	—	13,171	—	13,171
Total assets	$ 8,721	$ 13,196	$ (25)	$ 21,892
Liabilities:				
Derivative instruments - swaps (a)	$ —	$ 3,238	$ (25)	$ 3,213

(a) The fair value is included in other current assets and other current liabilities in our consolidated balance sheets.
(b) The fair value is included in other current and noncurrent assets in our consolidated balance sheets.
(c) Our over-the-counter natural gas fixed-price swaps are presented on a net basis when the right of offset exists.

	December 31, 2023		
	Level 1	Level 2	Total
	(Thousands of dollars)		
Assets:			
United States treasury notes (b)	$ 6,496	$ —	$ 6,496
Corporate bonds (b)	—	11,080	11,080
Total assets	$ 6,496	$ 11,080	$ 17,576
Liabilities:			
Derivative instruments - swaps (a)	$ —	$ 13,920	$ 13,920

(a) The fair value is included in other current assets and other current liabilities in our consolidated balance sheets.
(b) The fair value is included in other current and noncurrent assets in our consolidated balance sheets.

The estimated fair value of our long-term debt, including current maturities, was $2.2 billion and $2.8 billion at December 31, 2024 and December 31, 2023, respectively. The estimated fair value of our long-term debt was determined using quoted market prices, and is classified as Level 2.

Table of Contents

17.   VARIABLE INTEREST ENTITY

KGSS-I is a special-purpose, wholly owned subsidiary of ONE Gas that was formed for the purpose of issuing securitized bonds to recover extraordinary costs incurred by Kansas Gas Service resulting from Winter Storm Uri. KGSS-I's assets cannot be used to settle ONE Gas' obligations and the holders of the Securitized Utility Tariff Bonds have no recourse against ONE Gas. See Note 5 for additional information about the securitization financing.

KGSS-I is considered to be a variable interest entity. As a result, KGSS-I is included in the consolidated financial statements of ONE Gas. No gain or loss was recognized upon initial consolidation.

The following table summarizes the impact of KGSS-I on our consolidated balance sheets:

		December 31,		
		2024		2023
		(Thousands of dollars)		
Restricted cash and cash equivalents	$	20,542	$	20,552
Accounts receivable		4,659		5,133
Securitized intangible asset, net		265,951		293,619
Total assets	$	291,152	$	319,304
Current maturities of securitized utility tariff bonds		28,956		27,430
Accounts payable		319		393
Accrued interest		6,568		7,207
Securitized utility tariff bonds, excluding current maturities, net of discounts and issuance costs $4.8 million and $5.3 million, as of December 31, 2024 and December 31, 2023, respectively		253,568		282,506
Equity		1,741		1,768
Total liabilities and equity	$	291,152	$	319,304

The following table summarizes the impact of KGSS-I on our consolidated statements of income:

		Year Ended December 31,				
		2024		2023		2022
		(Thousands of dollars)				
Operating revenues	$	44,390	$	48,677	$	5,769
Operating expense		(443)		(440)		(52)
Amortization expense		(27,668)		(30,219)		(3,521)
Interest income		671		696		6
Interest expense		(16,806)		(18,552)		(2,202)
Income before income taxes	$	144	$	162	$	—
Income Taxes		(26)		26		—
Net Income	$	118	$	188	$	—

The following table summarizes the amortization expense related to the securitized intangible asset expected to be recognized in our consolidated statements of income:

For the year ending:		(Thousands of dollars)
2025	$	29,102
2026		30,736
2027		32,462
2028		34,283
2029		36,206
Thereafter		103,162

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer), of the effectiveness of the Company's disclosure controls and procedures, as such term is defined in Rule 13a-15(e) under the Exchange Act. Based on this evaluation, the Company's Principal Executive Officer and Principal Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report based on the evaluation of the controls and procedures required by Rule 13a-15(b) of the Exchange Act.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Principal Executive Officer and Principal Financial Officer, we evaluated the effectiveness of our internal control over financial reporting based on the framework in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under that framework and applicable SEC rules, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

The effectiveness of our internal control over financial reporting as of December 31, 2024, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein (Item 8).

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the quarter ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B.   OTHER INFORMATION

Not applicable.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.


PART III.


ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors of the Registrant

Information concerning our directors is set forth in our 2025 definitive Proxy Statement and is incorporated herein by this reference.

Executive Officers of the Registrant

Information concerning our executive officers is included in Part I, Item 1, Business, of this Annual Report.

Compliance with Section 16(a) of the Exchange Act

Information on compliance with Section 16(a) of the Exchange Act is set forth in our 2025 definitive Proxy Statement and is incorporated herein by this reference.

Code of Ethics

Information concerning the code of ethics, or code of business conduct, is set forth in our 2025 definitive Proxy Statement and is incorporated herein by this reference.

Nominating Procedures

Information concerning the nominating procedures is set forth in our 2025 definitive Proxy Statement and is incorporated herein by this reference.

The Audit Committee

Information concerning the Audit Committee is set forth in our 2025 definitive Proxy Statement and is incorporated herein by this reference.

The Audit Committee Financial Experts

Information concerning the Audit Committee Financial Experts is set forth in our 2025 definitive Proxy Statement and is incorporated herein by this reference.

The Executive Compensation Committee

Information concerning the Executive Compensation Committee is set forth in our 2025 definitive Proxy Statement and is incorporated herein by this reference.

The Corporate Governance Committee

Information concerning the Corporate Governance Committee is set forth in our 2025 definitive Proxy Statement and is incorporated herein by this reference.

Committee Charters

The full text of our Audit Committee charter, Executive Compensation Committee charter and Corporate Governance Committee charter are published on and may be printed from our website at www.onegas.com and are also available from our corporate secretary upon request.

Insider Trading Policies

Information concerning Insider Trading Policies is set forth in our 2025 definitive Proxy Statement and is incorporated herein by this reference. A copy of the Company's Insider Trading Policy is filed as Exhibit 19.1 to this Form 10-K.

ITEM 11.   EXECUTIVE COMPENSATION

Information on executive compensation is set forth in our 2025 definitive Proxy Statement and is incorporated herein by this reference.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Security Ownership of Certain Beneficial Owners

Information concerning the ownership of certain beneficial owners is set forth in our 2025 definitive Proxy Statement and is incorporated herein by this reference.

Security Ownership of Management

Information on security ownership of directors and officers is set forth in our 2025 definitive Proxy Statement and is incorporated herein by this reference.

Equity Compensation Plan Information

Information on equity compensation plans is set forth in our 2025 definitive Proxy Statement and is incorporated herein by this reference.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information on certain relationships and related transactions and director independence is set forth in our 2025 definitive Proxy Statement and is incorporated herein by this reference.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information on the principal accountant's fees and services is set forth in our 2025 definitive Proxy Statement and is incorporated herein by this reference.

PART IV.

ITEM 15.   EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(1) Consolidated Financial Statements		Page No.
(a)	Report of Independent Registered Public Accounting Firm (PCAOB ID: 238)	36
(b)	Consolidated Statements of Income for the years ended December 31, 2024, 2023 and 2022	38
(c)	Consolidated Statements of Comprehensive Income for the years ended December 31, 2024, 2023 and 2022	39
(d)	Consolidated Balance Sheets as of December 31, 2024 and 2023	40
(e)	Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022	42
(f)	Consolidated Statements of Equity for the years ended December 31, 2024, 2023 and 2022	43
(g)	Notes to Consolidated Financial Statements	44

(2) Consolidated Financial Statements Schedules

All schedules have been omitted because of the absence of conditions under which they are required.

(3) Exhibits

3.1	Amended and Restated Certificate of Incorporation of ONE Gas, Inc., dated May 24, 2018 (incorporated by reference to Exhibit 3.1 to ONE Gas, Inc.'s Current Report on Form 8-K filed on May 30, 2018 (File No. 1-36108)).
3.2	Amended and Restated By-Laws of ONE Gas, Inc. dated February 21, 2023 (incorporated by reference to Exhibit 3.1 to ONE Gas, Inc.'s Current Report on Form 8-K filed on February 21, 2023 (File No. 1-36108)).
3.3	Amended and Restated Limited Liability Company Agreement of Kansas Gas Service Securitization I, L.L.C., dated as of November 16, 2022 (incorporated by reference to Exhibit 3.3 to ONE Gas, Inc.'s Current Report on Form 8-K filed on November 18, 2022 (File No. 1-36108)).
4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.2 to ONE Gas, Inc.'s Registration Statement on Form 10, Amendment No. 2 filed on December 23, 2013 (File No. 1-36108)).
4.2	Indenture, dated January 27, 2014, between ONE Gas, Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 10.1 to ONE Gas, Inc.'s Current Report on Form 8-K filed on January 30, 2014 (File No. 1-36108)).
4.3	Supplemental Indenture No. 1, dated January 27, 2014, between ONE Gas, Inc. and U.S. Bank National Association, as trustee, with respect to the 3.610% Senior Notes due 2024 and the 4.685% Senior Notes due 2044 (incorporated by reference to Exhibit 10.2 to ONE Gas, Inc.'s Current Report on Form 8-K filed on January 30, 2014 (File No. 1-36108)).
4.4	Supplemental Indenture No. 2, dated November 5, 2018, among ONE Gas, Inc. and U.S. Bank National Bank Association, as trustee, with respect to the 4.50% Senior Notes due 2048 (incorporated by reference to Exhibit 4.2 to ONE Gas, Inc.'s Current Report on Form 8-K filed on November 6, 2018 (File No. 1-36108)).
4.5	Supplemental Indenture No. 3, dated May 4, 2020, among ONE Gas, Inc. and U.S. Bank National Bank Association, as trustee, with respect to the 2.00% Senior Notes due 2030 (incorporated by reference to Exhibit 4.2 to ONE Gas, Inc.'s Current Report on Form 8-K filed on May 4, 2020 (File No. 1-36108)).

4.6	Supplemental Indenture No. 4, dated as of March 11, 2021, between ONE Gas, Inc. and U.S. Bank National Association, as trustee, with respect to the 0.85% Senior Notes due 2023 and 1.10% Senior Notes due 2024 (incorporated by reference to Exhibit 4.2 to ONE Gas, Inc.'s Current Report on Form 8-K filed on March 11, 2021 (File No. 1-36108
4.7	Supplemental Indenture No.5, dated as of March 11, 2021, between ONE Gas, Inc. and U.S. Bank National Association, as trustee, with respect to the Floating Rate Senior Notes due 2023 (incorporated by reference to Exhibit 4.3 to ONE Gas, Inc.'s Current Report on Form 8-K filed on March 11, 2021 (File No. 1-36108)).
4.8	Description of the Registrant's securities registered pursuant to Section 12 of the Securities Act of 1934 (incorporated by reference to Exhibit 4.6 to ONE Gas, Inc.'s Annual Report on Form 10-K filed on February 26, 2021 (File No. 1-36108)).
4.9	Supplemental Indenture No. 6, dated as of August 8, 2022, between ONE Gas, Inc. and U.S. Bank Trust Company, National Association, as trustee, with respect to the 4.25% Notes due 2032 (incorporated by reference to Exhibit 4.2 of ONE Gas Inc.'s Current Report on Form 8-K filed on August 8, 2022 (File No. 1-36108
4.10	Indenture by and among Kansas Gas Service Securitization I, L.L.C., U.S. Bank Trust Company, National Association, as Indenture Trustee, and U.S. Bank National Association, as Securities Intermediary (including the form of the Securitized Utility Tariff Bonds and the Series Supplement, dated as of November 18, 2022 (incorporated by reference to Exhibit 4.1 to ONE Gas, Inc.'s Current Report on Form 8-K filed on November 18, 2022 (File No. 1-36108
4.11	Series Supplement by and among Kansas Gas Service Securitization I, L.L.C. and U.S. Bank Trust Company, National Association, as Indenture Trustee, dated as of November 18, 2022 (incorporated by reference to Exhibit 4.2 to ONE Gas, Inc.'s Current Report on Form 8-K filed on November 18, 2022 (File No. 1-36108
4.12	Supplemental Indenture No. 7, dated as of December 13, 2023, between ONE Gas, Inc. and U.S. Bank Trust Company, National Association, as trustee, with respect to the 5.10% Notes due 2029 (incorporated by reference to Exhibit 4.2 of ONE Gas Inc.'s Current Report on Form 8-K filed on December 13, 2023 (File No. 1-36108
4.13	Supplemental Indenture No. 8, dated as of August 12, 2024, between ONE Gas, Inc. and U.S. Bank Trust Company, National Association, as trustee, with respect to the 5.10 percent Senior Notes due 2029 (incorporated by reference to Exhibit 4.2 to ONE Gas, Inc's Current Report on Form 8-K filed on August 12, 2024 (File No. 1-36108
10.1*	Form of ONE Gas, Inc. Indemnification Agreement between ONE Gas, Inc. and ONE Gas, Inc. officers and directors (incorporated by reference to Exhibit 10.5 to ONE Gas, Inc.'s Registration Statement on Form 10 filed on October 1, 2013 (File No. 1-36108
10.2*	ONE Gas, Inc. Pre-2005 Nonqualified Deferred Compensation Plan (incorporated by reference to Exhibit 10.7 to ONE Gas, Inc.'s Registration Statement on Form 10, Amendment No. 2 filed on December 23, 2013 (File No. 1-36108
10.3*	ONE Gas, Inc. Nonqualified Deferred Compensation Plan (incorporated by reference to Exhibit 10.8 to ONE Gas, Inc.'s Registration Statement on Form 10, Amendment No. 2 filed on December 23, 2013 (File No. 1-36108
10.4*	ONE Gas, Inc. Pre-2005 Supplemental Executive Retirement Plan (incorporated by reference to Exhibit 10.9 to ONE Gas, Inc.'s Registration Statement on Form 10, Amendment No. 2 filed on December 23, 2013 (File No. 1-36108
10.5*	ONE Gas, Inc. Supplemental Executive Retirement Plan, as amended and restated effective December 1, 2017 (incorporated by reference to Exhibit 10.8 to ONE Gas, Inc.'s Annual Report on Form 10-K filed on February 22, 2018 (File No. 1-36108

10.6*   ONE Gas, Inc. Officer Change in Control Severance Plan (incorporated by reference to Exhibit 10.12 to ONE Gas, Inc.'s Registration Statement filed on Form 10, Amendment No. 2 filed on December 23, 2013 (File No. 1-36108)).

10.7*   ONE Gas, Inc. Equity Compensation Plan, as amended and restated effective December 1, 2017 (incorporated by reference to Exhibit 10.11 to ONE Gas, Inc.'s Annual Report on Form 10-K filed on February 22, 2018 (File No. 1-36108)).

10.8*   Form of 2024 Restricted Unit Award Agreement (incorporated by reference to Exhibit 10.8 to ONE Gas, Inc.'s Annual Report on Form 10-K filed on February 22, 2024 (File No. 1-36108)).

10.9*   Form of 2024 Performance Unit Award Agreement (incorporated by reference to Exhibit 10.9 to ONE Gas, Inc.'s Annual Report on Form 10-K filed on February 22, 2024 (File No. 1-36108)).

10.10*   Form of 2023 Restricted Unit Award Agreement (incorporated by reference to Exhibit 10.10 to ONE Gas, Inc.'s Annual Report on Form 10-K filed on February 23, 2023 (File No. 1-36108)).

10.11*   Form of 2023 Performance Unit Award Agreement (incorporated by reference to Exhibit 10.11 to ONE Gas, Inc.'s Annual Report on Form 10-K filed on February 23, 2023 (File No. 1-36108)).

10.12*   ONE Gas, Inc. Amended and Restated Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.16 to ONE Gas, Inc.'s Annual Report on Form 10-K filed on February 20, 2020 (File No. 1-36108)).

10.13   Form of Commercial Paper Dealer Agreement (incorporated by reference to Exhibit 10.1 to ONE Gas, Inc.'s Current Report on Form 8-K filed on September 10, 2014 (File No. 1-36108)).

10.14*   Form of 2025 Restricted Unit Award Agreement.

10.15*   Form of 2025 Performance Unit Award Agreement.

10.16   Equity Distribution Agreement, dated as of February 24, 2023, among ONE Gas, Inc. and BofA Securities, Inc., J.P. Morgan Securities, LLC, Mizuho Securities USA LLC and RBC Capital Markets, LLC, acting as managers; Bank of America, N.A., JPMorgan Chase Bank, National Association, Mizuho Markets Americas LLC and Royal Bank of Canada, acting as forward purchasers; and BofA Securities, Inc., J.P. Morgan Securities LLC, Mizuho Securities USA LLC and RBC Capital Markets, LLC, acting as forward sellers (incorporated by reference to Exhibit 1.1 to ONE Gas, Inc.'s Current Report on Form 8-K filed on February 24, 2023 (File No. 1-36108)).

10.17   Confirmation of Forward Sale Transaction, dated as of March 8, 2023, between ONE Gas, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to ONE Gas, Inc.'s Current Report on Form 8-K filed on March 13, 2023 (File No. 1-36108)).

10.18*   Form of 2021 Restricted Unit Award Agreement (incorporated by reference to Exhibit 10.28 to ONE Gas, Inc.'s Annual Report on Form 10-K filed on February 26, 2021 (File No. 1-36108)).

10.19*   Form of 2021 Performance Unit Award Agreement (incorporated by reference to Exhibit 10.29 to ONE Gas, Inc.'s Annual Report on Form 10-K filed on February 26, 2021 (File No. 1-36108)).

10.20   Extension Agreement, dated as of March 16, 2023, among ONE Gas, Inc., Bank of America, N.A., as administrative agent, swing line lender, and a letter of credit issuer, and the other lenders and letter of credit issuers parties thereto (incorporated by reference to Exhibit 10.1 to ONE Gas, Inc.'s Current Report on Form 8-K filed on March 16, 2023 (File No. 1-36108)).

10.21*   ONE Gas, Inc. Nonqualified Deferred Compensation Plan, as amended and restated effective January 1, 2018 (incorporated by reference to Exhibit 10.28 to ONE Gas, Inc.'s Annual Report on Form 10-K filed February 22, 2018 (File No. 1-36108)).

10.22	Forward Sale Agreement, dated September 11, 2023, between ONE Gas, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to ONE Gas, Inc.'s Current Report on Form 8-K filed on September 14, 2023 (File No. 1-36108)).
10.23*	ONE Gas, Inc. Amended and Restated Equity Compensation Plan (2018) (incorporated by reference to Appendix A to ONE Gas, Inc.'s Definitive Proxy Statement on Schedule 14A filed on April 4, 2018 (File No. 1-36108)).
10.24*	ONE Gas, Inc. Amended and Restated Annual Officer Incentive Plan, effective January 1, 2020 (incorporated by reference to Exhibit 10.31 to ONE Gas, Inc.'s Annual Report on Form 10-K filed on February 20, 2020 (File No. 1-36108)).
10.25*	Form of 2022 Restricted Unit Award Agreement (incorporated by reference to Exhibit 10.28 to ONE Gas, Inc's Annual Report on Form 10-K filed on February 24, 2022 (File No. 1-36108)).
10.26*	Form of 2022 Performance Unit Award Agreement (incorporated by reference to Exhibit 10.29 to ONE Gas, Inc's Annual Report on Form 10-K filed on February 24, 2022 (File No. 1-36108)).
10.27*	Form of 2021 Restricted Unit Award Agreement dated June 28, 2021 (incorporated by reference to Exhibit 10.30 to ONE Gas, Inc's Annual Report on Form 10-K filed on February 24, 2022 (File No. 1-36108)).
10.28*	Form of 2021 Performance Unit Award Agreement dated June 28, 2021 (incorporated by reference to Exhibit 10.31 to ONE Gas, Inc's Annual Report on Form 10-K filed on February 24, 2022 (File No. 1-36108)).
10.29*	Form of 2021 Restricted Unit Award Agreement dated September 1, 2021 (incorporated by reference to Exhibit 10.32 to ONE Gas, Inc's Annual Report on Form 10-K filed on February 24, 2022 (File No. 1-36108)).
10.30*	Form of 2021 Performance Unit Award Agreement dated September 1, 2021 (incorporated by reference to Exhibit 10.33 to ONE Gas, Inc's Annual Report on Form 10-K filed on February 24, 2022 (File No. 1-36108)).
10.31*	ONE Gas Inc. Annual Officer Incentive Plan, effective January 1, 2019 (incorporated by reference to Exhibit 10.30 to ONE Gas, Inc.'s Annual Report on Form 10-K filed February 20, 2019 (File No. 1-36108)).
10.32	Additional Forward Sale Agreement, dated September 15, 2023, between ONE Gas, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to ONE Gas, Inc.'s Current Report on Form 8-K filed on September 19, 2023 (File No. 1-36108)).
10.33	Second Amended and Restated Credit Agreement, dated as of March 16, 2021, among ONE Gas, Inc., the lenders from time to time party thereto and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to ONE Gas, Inc.'s Current Report on Form 8-K filed on March 16, 2021 (File No. 1-36108)).
10.34*	ONE Gas, Inc. Nonqualified Deferred Compensation Plan, as amended and restated effective January 1, 2022 (incorporated by reference to Exhibit 10.1 to ONE Gas, Inc.'s Quarterly Report on Form 10-Q filed on November 2, 2021 (File No. 1-36108)).
10.35*	ONE Gas, Inc. Amended and Restated Employee Stock Purchase Plan (incorporated by reference to Appendix A to ONE Gas, Inc.'s Definitive Proxy Statement on Schedule 14A filed on April 7, 2021 (File No. 1-36108)).
10.36	First Amendment to Second Amended and Restated Credit Agreement, dated as of March 16, 2022, among ONE Gas, Inc., Bank of America, N.A., as administrative agent, swing line lender and letter of credit issuer, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to ONE Gas, Inc.'s Current Report on Form 8-K filed on March 17, 2022 (File No. 1-36108)).

10.37 Securitization Property Purchase and Sale Agreement dated as of August 25, 2022 by and between the Oklahoma Development Finance Authority, as Issuer, and Oklahoma Natural Gas Company, a division of ONE Gas, Inc., as Seller (incorporated by reference to Exhibit 10.1 of ONE Gas, Inc.'s Current Report on Form 8-K filed on August 26, 2022 (File No. 1-36108)).

10.38 ONE Gas, Inc. Deferred Compensation Plan for Non-Employee Directors, amended and restated effective July 18, 2022 (incorporated by reference to Exhibit 10.3 of ONE Gas, Inc.'s Quarterly Report on Form 10-Q filed on November 1, 2022 (File No. 1-36108)).

10.39 Securitized Utility Tariff Property Servicing Agreement between Kansas Gas Service Securitization I, L.L.C. and Kansas Gas Service, a Division of ONE Gas, Inc., as Servicer, dated as of November 18, 2022 (incorporated by reference to Exhibit 10.1 to ONE Gas, Inc.'s Current Report on Form 8-K filed on November 18, 2022 (File No. 1-36108)).

10.40 Securitized Utility Tariff Property Purchase and Sale Agreement between Kansas Gas Service Securitization I, L.L.C. and Kansas Gas Service, a Division of ONE Gas, Inc., as Seller, dated as of November 18, 2022 (incorporated by reference to Exhibit 10.2 to ONE Gas, Inc.'s Current Report on Form 8-K filed on November 18, 2022 (File No. 1-36108)).

10.41 Administration Agreement between Kansas Gas Service Securitization I, L.L.C. and Kansas Gas Service, a Division of ONE Gas, Inc., as Administrator, dated as of November 18, 2022 (incorporated by reference to Exhibit 10.3 to ONE Gas, Inc.'s Current Report on Form 8-K filed on November 18, 2022 (File No. 1-36108)).

10.42 Commitment Increase Agreement, dated as of October 20, 2023, among ONE Gas, Inc., Bank of America, N.A., as administrative agent, swing line lender, and letter of credit issuer, and the other lenders and letter of credit issuers parties thereto (incorporated by reference to Exhibit 10.1 to ONE Gas, Inc.'s Current Report on Form 8-K filed on October 23, 2023 (File No. 1-36108)).

10.43 Amendment dated as of December 27, 2024, to Confirmation of Forward Sale Transaction, dated as of September 11, 2023, between ONE Gas, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to ONE Gas, Inc.'s Current Report on Form 8-K filed on December 27, 2024 (File No. 1-36108)).

10.44 Amendment dated as of December 27, 2024, to Confirmation of Forward Sale Transaction, dated as of September 15, 2023, between ONE Gas, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 10.2 to ONE Gas, Inc.'s Current Report on Form 8-K filed on December 27, 2024 (File No. 1-36108)).

10.45 Lender Joinder and Commitment Agreement, dated as of June 27, 2024, among ONE Gas, Inc., Bank of America, N.A., as administrative agent, swing line lender and letter of credit issuer, Regions Bank, as lender and the letter of credit issuers parties thereto (incorporated by reference to Exhibit 10.1 to ONE Gas, Inc.'s Current Report on Form 8-K filed on June 28, 2024 (File No. 1-36108)).

10.46 Lender Joinder and Commitment Increase Agreement, dated as of October 11, 2024, among ONE Gas, Inc., Bank of America, N.A., as administrative agent, swing line lender, and letter of credit issuer, The Huntington National Bank, as lender, and the letter of credit issuers parties thereto (incorporated by reference to Exhibit 10.1 to ONE Gas, Inc.'s Current Report on Form 8-K filed on October 15, 2024 (File No. 1-36108)).

19.1 ONE Gas, Inc. Securities/Insider Trading Policy

21.1 Subsidiaries of ONE Gas, Inc.

23.1 Consent of Independent Registered Public Accounting Firm - PricewaterhouseCoopers LLP.

31.1 Certification of Robert S. McAnnally pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Christopher P. Sighinolfi pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Table of Contents

32.1	Certification of Robert S. McAnnally pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished only pursuant to Rule 13a-14(b)).
32.2	Certification of Christopher P. Sighinolfi pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished only pursuant to Rule 13a-14(b)).
97.1	ONE Gas, Inc. Supplemental Clawback Policy (incorporated by reference to Exhibit 97.1 to ONE Gas, Inc.'s Annual Report on Form 10-K filed on February 22, 2024 (File No. 1-36108)).
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	XBRL Schema Document.
101.CAL	XBRL Calculation Linkbase Document.
101.LAB	XBRL Label Linkbase Document.
101. PRE	XBRL Presentation Linkbase Document.
101.DEF	XBRL Extension Definition Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document and contained in Exhibit 101).

* Management contract or compensatory plan or arrangement

Attached as Exhibit 101 to this Annual Report are the following XBRL-related documents: (i) Document and Entity Information; (ii) Consolidated Statements of Income for the years ended December 31, 2024, 2023 and 2022; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2024, 2023 and 2022; (iv) Consolidated Balance Sheets as of December 31, 2024 and 2023; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022; (vi) Consolidated Statements of Equity for the years ended December 31, 2024, 2023 and 2022; and (vii) Notes to Consolidated Financial Statements.

We also make available on our website the Interactive Data Files submitted as Exhibit 101 to this Annual Report.

ITEM 16.   FORM 10-K SUMMARY

None.

[""]81

SIGNATURE

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2025

ONE Gas, Inc.
Registrant

By: /s/ Christopher P. Sighinolfi
Christopher P. Sighinolfi
Senior Vice President and
Chief Financial Officer
(Principal Financial Officer)

Pursuant to the requirements of the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on this 20th day of February 2025.

/s/ John W. Gibson	/s/ Robert S. McAnnally
John W. Gibson	Robert S. McAnnally
Chairman of the Board	President, Chief Executive Officer
	and Director
/s/ Christopher P. Sighinolfi	/s/ Brian F. Brumfield
Christopher P. Sighinolfi	Brian F. Brumfield
Senior Vice President and	Vice President, Chief Accounting Officer
Chief Financial Officer	and Controller
	(Principal Accounting Officer)
/s/ Tracy E. Hart	/s/ Deborah A.P. Hersman
Tracy E. Hart	Deborah A.P. Hersman
Director	Director
/s/ Michael G. Hutchinson	/s/ Sanjay D. Meshri
Michael G. Hutchinson	Sanjay D. Meshri
Director	Director
/s/ Pattye L. Moore	/s/ Eduardo A. Rodriguez
Pattye L. Moore	Eduardo A. Rodriguez
Director	Director
/s/ Yves C. Siegel	
Yves C. Siegel	
Director	

Forward-looking Statements

Statements contained in this annual report that include company expectations, our business outlook, our future plans or predictions relating to any matters should be considered forward-looking statements that are covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the Securities Act of 1933 and the Securities Exchange Act of 1934, each as amended.

It is important to note that the actual results could differ materially from those projected in such forward-looking statements.

For additional information that could cause actual results to differ materially from such forward-looking statements, refer to ONE Gas' Securities and Exchange Commission filings.

Shareholder Information

EQ Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-0854
P: 855-217-6403
P: (Outside U.S.) 651-450-4064
shareowneronline.com

Direct Stock Purchase & Dividend Reinvestment Plan

ONE Gas' Direct Stock Purchase and Dividend Reinvestment Plan provides new investors and current shareholders a convenient way to purchase ONE Gas common stock without paying processing fees or service charges and to reinvest cash dividends.

For more information or to enroll in a plan, call EQ at 855-217-6403. The Prospectus is also available at **onegas.com**.

Annual Meeting Details

The 2025 annual meeting of shareholders will be held Thursday, May 22, 2025, at 9 a.m. Central Daylight Time as a virtual meeting only. The meeting will be held online, accessible through a live webcast.

Auditors

PricewaterhouseCoopers LLP
Two Warren Place
6120 South Yale Avenue, Suite 1850
Tulsa, OK 74136

Corporate Headquarters

First Place Tower
15 East Fifth Street
Tulsa, OK 74103

Credit Ratings

Moody's: A3 (Stable)
Standard & Poor's: A- (Stable)

ONE Gas Investor Relations

P.O. Box 21049
Tulsa, OK 74121
P: 855-496-0200
E: IR@onegas.com

ONE Gas

Kansas Gas Service | Oklahoma Natural Gas | Texas Gas Service

15 East Fifth Street, Tulsa, OK 74103
918-947-7000 | onegas.com

We deliver natural gas for a better tomorrow.